Form 10-K405, Exhibit 13
period 1997-12-31
OTTAWA FINANCIAL CORP
filed 1998-03-30
CIK 920604

                                                                      EXHIBIT 13

                         OTTAWA FINANCIAL CORPORATION


                         1997 Report to Shareholders

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following financial data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.



                                                                                               December 31

                                                               1997           1996 (1)            1995           1994         1993
                                                               ---------------------------------------------------------------------
                                                                             (Dollars In Thousands except per share data)
Selected Financial Condition Data:
Total assets                                                    $ 885,817     $ 848,306     $ 370,305      $ 328,461      $ 266,555
Loans receivable, net                                             747,423       715,551       276,457        230,818        210,779
Securities                                                         64,616        69,864        66,926         73,577         36,554
Deposits                                                          654,560       622,492       243,220        231,321        221,865
Federal Home Loan Bank advances                                   145,458       139,170        43,241         13,579         14,181
Shareholders' Equity                                               76,363        76,917        79,560         78,593         26,527

Selected Operations Data:
Total interest income                                           $  64,726     $  54,669     $  25,579      $  20,799      $  20,253
Total interest expense                                             37,704        30,531        11,321          9,182          9,900
                                                                ---------     ---------     ---------      ---------      ---------
Net interest income                                                27,022        24,138        14,258         11,617         10,353
Provision for loan losses                                             660           564           160            170            450
                                                                ---------     ---------     ---------      ---------      ---------
Net interest income after provision for loan losses                26,362        23,574        14,098         11,447          9,903
Service charges and other fees                                      3,356         3,043         2,219          1,870          1,817
Gain on sales of loans                                                370           140           309            110            701
Other noninterest income (loss)                                       420           145          (435)          (121)           135
                                                                ---------     ---------     ---------      ---------      ---------
Total noninterest income                                            4,146         3,328         2,093          1,859          2,653
Total noninterest expense (2)                                      18,708        21,844        10,651          8,999          7,885
                                                                ---------     ---------     ---------      ---------      ---------
Income before federal income tax expense and
cumulative effect of change in accounting principle                11,800         5,058         5,540          4,307          4,671
Income tax expense                                                  4,273         1,964         1,911          1,308          1,550
                                                                ---------     ---------     ---------      ---------      ---------
Income before cumulative effect of change
in accounting principle                                             7,527         3,094         3,629          2,999          3,121
Cumulative effect of change in accounting principle                    --            --            --             --           (183)
                                                                ---------     ---------     ---------      ---------      ---------
Net income                                                      $   7,527     $   3,094     $   3,629      $   2,999      $   2,938
                                                                =========     =========     =========      =========      =========
Earnings per Common Share (3)                                   $    1.46     $     .56     $     .63      $     .23             NA
                                                                =========     =========     =========      =========      =========
Earnings per Common Share Assuming Dilution (3)                 $    1.34     $     .54     $     .63      $     .23             NA
                                                                =========     =========     =========      =========      =========
Cash dividends declared per common share(3)                     $     .36     $     .31     $     .28      $     .06             NA
                                                                =========     =========     =========      =========      =========

(1) Significant variation from prior years due primarily to the acquisition of AFSB, in February 1996 (see Note 2 of the Notes to the Consolidated Financial Statements).

(2) Noninterest expense for 1996 includes the one-time SAIF assessment of $3.5 million (see Note 17 of the Notes to the Consolidated Financial Statements).

(3) Weighted average common shares outstanding for 1997, 1996, 1995 and 1994 were 5,150,401, 5,552,911, 5,746,453 and
     5,745,697, respectively. Weighted average common and dilutive potential common shares outstanding for 1997, 1996, 1995 and 1994 were 5,609,060, 5,685,567, 5,781,256 and 5,745,697, respectively All. Share and per share information has been retroactively adjusted to reflect the 10% stock dividend paid on September 30, 1997, and the adoption of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share.


                                                                                  December 31

                                                                    1997     1996    1995      1994    1993
                                                                 -------------------------------------------

Selected Financial Ratios and Other Data:
Performance Ratios:
   Return on assets                                                 .87%     .41%   1.08%    1.03%    1.11%
     SAIF adjusted (2)                                                       .72
   Average interest rate spread during period                      3.01     3.08    3.31     3.53     3.76
   Net interest margin (1)                                         3.37     3.50    4.44     4.17     4.16
   Ratio of operating expense to average total assets              2.15     3.06    3.16     3.14     2.97
     SAIF adjusted (2)                                                      2.56
   Efficiency (3)                                                 61.13    79.56   65.14    66.78    60.63
     SAIF adjusted (2)                                                     66.75
   Return on equity                                                9.93     3.93    4.62     6.38    11.65
     SAIF adjusted (2)                                                      6.83

Quality Ratios:
   Non-performing assets to total assets at end of period          0.36     0.36    0.76     0.36     0.29
   Allowance for loan losses to non-performing loans             118.62   109.89   51.38   109.78   186.28
   Allowance for loan losses to total loans receivable, net        0.44     0.44    0.45     0.48     0.45

Capital Ratios:
   Equity to total assets at end of period                         8.62     9.07   21.48    23.92     9.95
   Average equity to average assets                                8.73     9.09   22.62    16.15     9.50
 Ratio of average interest-earning assets to average
    interest-bearing liabilities                                   1.07x    1.10x   1.32x    1.19x    1.10x
Number of full service offices                                       26       26      13       13       10


  (1)    Net interest income divided by average interest-earning assets.
  (2) Indicated ratios have been revised to remove the impact of the one-time SAIF assessment of $3.5 million expensed in 1996 (see
         Note 17 of the Notes to  Consolidated Financial Statements).
  (3) Ratio of non-interest expense to the total of net interest income before provision for loan losses and noninterest income.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


         This Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements contained herein. This discussion provides information about the consolidated financial condition and results of operations of Ottawa Financial Corporation ("Company") and its wholly-owned subsidiary, AmeriBank ("Bank").

GENERAL

         1997 was the first full year of performance for the Company after its acquisition of AmeriBank, Federal Savings Bank ("AFSB") in early 1996. Through the acquisition of AFSB, the Company attained geographic expansion, product diversification and expertise that, as anticipated, have had a very positive impact on financial performance. In addition, the Company has better leveraged its capital thereby improving return on equity and enhancing shareholder value.

         Return on equity further improved in 1997 as the Company continued its capital leveraging efforts both through additional asset growth and capital management. As intended, assets grew at a reduced pace in 1997 compared to 1996 to continue to allow organized absorption of the growth. While assets continued to grow, the Company was successful at maintaining its capital at a consistent level through its stock repurchase program. Net income for the year improved significantly compared to the prior year due primarily to the asset growth and improvements in efficiency.

         The Company, through its subsidiary, AmeriBank, serves Western Michigan through 26 retail banking offices. The principal business of the Bank consists of attracting retail deposits from the general public and investing those funds in various types of loans including both owner-occupied and non-owner occupied one- to four-family residential mortgage, construction, commercial, multi-family real estate and consumer loans.

FINANCIAL CONDITION

         The Company's total assets increased to $885.8 million at December 31, 1997 from $848.3 million at the same date in 1996. Most of this growth was in loans which was funded primarily from the growth in deposits and, to a lesser extent, from the proceeds received from the call and maturity of securities and the increase in Federal Home Loan Bank Advances.

         Securities decreased to $57.3 million at December 31, 1997 from $62.9 million at December 31, 1996. The decrease in securities was due primarily to run-off through call and maturity, which was used to both replenish the securities and fund loan portfolio growth.

         Net loans receivable increased to $747.4 million at December 31, 1997, from $715.6 million at December 31, 1996. Most of this growth was in new originations of commercial and consumer loans. The total of non-real estate commercial loans and consumer loans increased as a percent of total loans from 16% at the end of 1996 to 20% at the end of 1997. The experience in commercial lending gained from AFSB has been instrumental in achieving the commercial loan growth. Furthermore, the volume of residential mortgage loans originated for sale increased from $9.8 million for the year ended December 31, 1996 to $45.4 million for 1997, resulting from a change in the method of pricing mortgage loans to be sold. The Company moved from rate commitments based upon a sixty day delivery period to a thirty day delivery period to Freddie Mac, resulting in more competitive rates being offered to customers.

         While the pace of loan growth during 1997 was not as significant as that experienced during 1996, the increase in both net loans receivable and origination of loans for sale reflects a continued healthy loan demand in the Bank's market area. The Bank was well-positioned with its loan products to capitalize on this demand. The growth was achieved while maintaining rates consistent with competitors and maintaining credit quality standards.

         Deposits increased to $654.6 million at December 31, 1997 from $622.5 million at December 31, 1996. The primary area of growth was in certificates of deposit and, to a lesser extent, money market savings accounts, all within the Bank's market area. Most of the certificate of deposit growth was generated through 10 to 24 month maturity products. The terms of the Bank's money market accounts are unique and well-suited to the needs of the customers. As such, these products have continued to experience healthy growth.

         Federal Home Loan Bank ("FHLB") advances increased to $145.5 million at December 31, 1997 from $139.2 million at December 31, 1996. The proceeds of these advances, as well as the internal deposit growth discussed above, were used to fund the loan portfolio growth.

         The primary change in total shareholders' equity relates to the offsetting of net income for the twelve months ended December 31 1997, by quarterly cash dividends declared and additional repurchases of the Company's outstanding shares of common stock. During 1997, 436,975 shares were repurchased at an average price of $20.21 per share, which both completed the repurchase plan approved in December 1996 and began a new repurchase plan approved in June 1997. Management believes that stock repurchases are an important part of capital management and will use it as a supplement to asset growth in achieving its desired capital levels as long as it is deemed to be accretive to the Company's financial performance and does not jeopardize safe and sound capital levels. As such, stock repurchase activity may diminish if growth in assets increases.

         On August 28, 1997, the Company declared a 10% stock dividend, paid on September 30, 1997, which was the first stock dividend declared by the Company. The stock dividend was paid from the Company's treasury shares and was accounted for at the market value of $25.00 per share on the record date. The balance of treasury shares was reduced at cost using the average cost method. The Company has not reduced the amount of the cash dividends as a result of the stock dividend. All share and per share amounts have been retroactively adjusted to reflect this stock dividend.

RESULTS OF OPERATIONS

         Comparison of 1997 to 1996

         Net income. Net income for 1997 was $7.5 million, compared to $3.1 million for 1996. The results of operations for 1996 include the one-time SAIF assessment of $3.5 million relating to legislation signed into law on September 30, 1996 to recapitalize the Savings Association Insurance Fund ("SAIF"). Net income for the year ended December 31, 1996, without the SAIF assessment, would have been $5.4 million. On a SAIF adjusted basis, net income increased $2.1 million, or 39%, for the year ended December 31, 1997 compared to 1996. This increase was achieved primarily through growth in net interest income and to a lesser extent in improvements in efficiency.

         Earnings per common share assuming dilution ("EPS") for 1997 was $1.34 compared to $.54 for the prior year. If the effect of the one-time SAIF assessment was removed from earnings, EPS would have been $.95 for 1996. On a SAIF adjusted basis, EPS increased 41% for the year ended December 31, 1997 compared to 1996. In addition to the improvement in net interest income, EPS was positively impacted by the Company's stock repurchase activity.

         In 1996 the Company introduced a measure it refers to as "cash" or "tangible" earnings per share. Due to significant differences in methods of accounting for business combinations, the concept of cash or tangible earnings per share provides comparability between companies using different methods. Amortization of goodwill and core deposit intangibles, which are non-cash components of net income, are added back to earnings in computing cash or tangible earnings per share. Further, Employee Stock Ownership Plan ("ESOP") and Management Recognition Plan ("MRP") expenses are added back as these items also do not involve actual current period cash outflow. Cash or tangible earnings per share also serves as an alternative measure for determining the rate of growth in regulatory (tangible) capital. Since the amortization of goodwill, core deposit intangibles, ESOP and MRP does not reduce tangible capital, these items are added back to earnings in evaluating tangible capital growth. The Company's "cash" or "tangible" earnings per share assuming dilution under this method was $1.74 for the year ended December 31, 1997, compared to a SAIF adjusted tangible EPS of $1.09 for 1996, showing a 60% improvement. The calculations of cash or tangible earnings per share were specifically formulated by the Company and may not be comparable to similarly titled measures reported by other companies. This measure is not intended to reflect cash flow per share.

         Net income for the year ended December 31, 1997 yielded a return on average equity ("ROE") of 9.93%, representing a 45% improvement over the SAIF adjusted ROE achieved for the same period in 1996 of 6.83%. The increase in the ROE is primarily attributable to the improved earnings resulting from the positive impact of capital leveraging experienced during 1996 and 1997. The capital leveraging was achieved mostly through growth in assets and, to a lesser extent, through the stock repurchase activity.

         Net Interest Income. The Company's net income is primarily dependent upon net interest income. Net interest income is a function of the difference ("margin") between the average yield earned on loans and investment securities and the average rate paid on deposits and other borrowings, as well as relative amounts of such assets and liabilities. The interest margin is affected by economic and competitive factors that influence interest rates, loan demand and deposit flows.

         Net interest income increased $2.9 million on a tax equivalent basis for the year ended December 31, 1997 as compared to the same period in 1996. The increase in net interest income is attributable to the positive impact of volume increases caused by the AFSB acquisition and internal growth experienced during 1996 and 1997. While net interest income increased, there was a decline in the net interest spread, from 3.08% to 3.01%, and net interest margin, from 3.50% to 3.37%, for the year ended December 31, 1997 compared to the same period in 1996, respectively. The yield on total interest-earning assets improved primarily due to an increase in the loan portfolio as a percent of total interest-earning assets, as well as a general rise in the rates of interest-earning assets. Offsetting this improvement in the yield on interest-earning assets was the increase in the cost of interest-bearing liabilities, resulting in a decline in the net interest spread. The cost of interest-bearing liabilities increased primarily due to an increase in FHLB advances as a percent of total interest-bearing liabilities and, to a lesser extent, a shift in mix from lower costing demand deposit and savings accounts to higher costing money market demand and savings accounts, as well as a general rise in the rates of interest-bearing liabilities. The reduction in net interest margin was partially the result of this spread decline, but also the result of the Company becoming more leveraged through acquisition and internal growth. This increase in leveraging is reflected in the ratio of average interest-earnings assets to average interest-bearing liabilities, which declined to 1.07x for the twelve months ended December 31, 1997 compared to 1.10x for the same period in 1996.

         Management's strategy during 1998 will be to continue to grow the Bank's loan portfolio and alter the composition to increase the Bank's percentage of higher yielding commercial and consumer loans in relation to the total loan portfolio. It is anticipated this shift may have a positive impact to net interest income and the overall yield on interest-earning assets, but may also result in additional provisions for loan losses as a result of the greater inherent risks associated with commercial and consumer lending compared to residential mortgage lending. Interest rate spreads on the growth likely will tighten due to the current interest rate environment and the cost of funding sources.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are daily average balances.


                                                                     Year Ended December 31
                                        ----------------------------------------------------------------------------

                                                           1997                               1996
                                        ----------------------------------------------------------------------------
                                          Average        Interest                  Average     Interest
                                        Outstanding       Earned/     Yield/     Outstanding    Earned/     Yield/
                                          Balance          Paid        Rate        Balance       Paid        Rate
                                        ----------------------------------------------------------------------------
  Interest-Earning Assets:

   Loans receivable (1) (2)              $732,927        $59,994       8.19  %   $605,563      $49,036     8.10 %

   Securities (2)                          56,635          3,787       6.68        75,850        5,037     6.64

   Other interest-earning assets           15,754          1,071       6.80        11,378          733     6.44
                                         --------        -------                 --------      -------

     Total interest-earning assets (1)    805,316         64,852       8.05       692,791       54,806     7.91

  Interest-Bearing Liabilities:

   Demand and NOW deposits                149,909          5,823       3.89       127,574        4,518     3.54

   Savings deposits                        65,678          1,551       2.37        68,590        1,735     2.53

   Certificate accounts                   393,757         22,024       5.61       341,795       18,803     5.50

   FHLB advances                          140,746          8,293       5.91        94,269        5,451     5.78

Other interest-bearing

  liabilities                                 184             13       7.07           248           24     9.68
                                         --------             --                 --------      -------

   Total interest- bearing liabilities    750,274         37,704       5.04       632,476       30,531     4.83
                                                         -------                 --------      -------

  Net interest income                                    $27,148                               $24,275
                                                         =======                               =======

  Net interest rate spread                                             3.01  %                               3.08 %
                                                                       ====                                  ====

  Net earning assets                      $55,042                                 $60,315
                                         ========                                ========

Net yield on average
      interest-earning assets                                          3.37  %                               3.50 %
                                                                       ====                                  ====

Average interest-earning
 assets to average interest-
   bearing liabilities                                      1.07 x                                1.10  x
                                                            ====                                  ====

                                             Year Ended December 31
                                        --------------------------------------

                                                      1995
                                        --------------------------------------
                                         Average      Interest
                                       Outstanding     Earned/        Yield/
                                         Balance        Paid           Rate
                                        --------------------------------------
  Interest-Earning Assets:

   Loans receivable (1) (2)              $249,742       $ 20,827        8.35 %

   Securities (2)                          64,320          4,259        6.56

   Other interest-earning assets            6,631            493        7.43
                                         --------       --------

     Total interest-earning assets (1)    320,693         25,579        7.96

  Interest-Bearing Liabilities:

   Demand and NOW deposits                 44,641          1,169        2.62

   Savings deposits                        47,451          1,165        2.46

   Certificate accounts                   132,349          7,705        5.82

   FHLB advances                           18,251          1,234        6.76

Other interest-bearing

  liabilities                                 557             48        8.71
                                         --------       --------

   Total interest- bearing liabilities    243,249         11,321        4.65
                                         --------       --------

  Net interest income
                                                         $14,258
                                                         =======
  Net interest rate spread                                               3.31 %
                                                                         ====

  Net earning assets                      $77,444
                                          =======

Net yield on average
      interest-earning assets                                            4.44 %
                                                                         ====

Average interest-earning
 assets to average interest-
   bearing liabilities                                      1.32 x
                                                            ====


-----------------------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
(2) Tax-exempt interest on loans and securities has been converted to a fully-taxable equivalent basis.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

         The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.


                                                                         Year Ended December 31

                                                      1997 vs. 1996                           1996 vs. 1995
                                        -------------------------------------------------------------------------------
                                            Increase (Decrease)                  Increase (Decrease)
                                                  Due To       Total Increase        Due To         Total Increase
                                         Volume           Rate    (Decrease)   Volume       Rate      (Decrease)
                                       --------------------------------------------------------------------------------
                                                                         (Dollars in Thousands)
Interest-earning assets:

  Loans receivable                       $ 10,420    $    538    $ 10,958    $ 28,795    $   (586)   $ 28,209

  Securities                               (1,285)         35      (1,250)        766          12         778

  Other interest-earning assets               296          42         338         295         (55)        240
                                         --------    --------    --------    --------    --------    --------


    Total interest-earning assets           9,431         615      10,046      29,856        (629)     29,227


Interest-bearing liabilities:

  Demand and NOW deposits                $    840    $    465    $  1,305    $  2,815    $    534    $  3,349

  Savings deposits                            (72)       (112)       (184)        534          36         570

  Certificate accounts                      2,902         319       3,221      11,498        (400)     11,098

  FHLB advances                             2,737         105       2,842       4,369        (152)      4,217

  Other interest-bearing liabilities           (5)         (6)        (11)        (31)          7         (24)
                                         --------    --------    --------    --------    --------    --------

    Total interest-bearing liabilities      6,402         771       7,173      19,185          25      19,210
                                         --------    --------    --------    --------    --------    --------

Net interest income                      $  3,029    $   (156)   $  2,873    $ 10,671    $   (604)   $ 10,017
                                         ========    ========    ========    ========    ========    ========

         Provision for Loan Losses. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision was $660,000 and $564,000 for 1997 and 1996, respectively. The Company's ratio of non-performing assets, consisting of loans 90 days or more delinquent and foreclosed assets, to total assets was .36% as of both December 31, 1997 and 1996. The Company's ratio of allowance for loan losses to total loans receivable was .44% as of both December 31, 1997 and 1996. The increase in provision was primarily for the purpose of growing the allowance for loan loss balance to keep pace with loan growth as the credit risk profile of the Company's loan portfolio has not changed dramatically. The Company anticipates that it will increase its allowance for loan loss balance in future periods to prepare for the higher risk of loss associated with management's intention to continue to increase the commercial and consumer loan portfolios.

         The allowance is maintained by management at a level considered adequate to cover possible loans that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates, which are subject to change over time. Although the level of non-performing assets is considered in establishing the allowance for loan losses balance, variations in non-performing loans have not been meaningful based on the Company's past loss experience and, as such, have not had a significant impact on the overall level of the allowance for loan losses.

         The Company maintains its allowance for loan losses at a level which it considered to be adequate to provide for potential losses, however, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of its allowance for loan losses is subject to review by the Financial Institutions Bureau ("FIB") and the Federal Deposit Insurance Corporation (the "FDIC") as part of their examination process, which may require the establishment of additional general or specific allowances based upon their judgment of the information available to them at the time of their examination.

         Non Interest Income. Non interest income for 1997 was $4.1 million compared to $3.3 million for 1996. The increase is primarily attributable to an increase in deposit account service fees. During the third quarter of 1997, fee structures were modified to achieve more consistency between AmeriBank and AFSB. The primary areas of change related to assessing fees on savings accounts that fell below a minimum balance and checking accounts for which cancelled checks were returned to customers with monthly bank statements. Due to the nature of the fee assessments, customer behavior may change and the level of fee income may diminish from 1997. The increase in deposit account service fees was complimented by increases in gains on sales of mortgage loans and gains on sales of equity securities.

         Non Interest Expense. Non interest expense decreased from $21.8 million for 1996 to $18.7 million for 1997. The decrease in non-interest expense was due to the one-time SAIF assessment in 1996, as well as decreases in FDIC deposit insurance, data processing and professional services, offset by an increase in compensation and benefits.

         Legislation was signed into law on September 30, 1996, to recapitalize the Savings Association Insurance Fund, requiring the Bank to pay a one-time special assessment of $3.5 million. The decrease in the FDIC deposit insurance reflects the lower charge of 6.5 cents per $100 of domestic deposits in 1997 versus the 23 cents per $100 of domestic deposits in 1996. The 6.5 cent assessment in 1997 is entirely for debt service of the Financing Corporation
(FICO), established to help pay for the costs of the 1988 recapitalization of the industry, as the Company's rate of deposit insurance assessment was zero for 1997.

         The Company underwent an electronic data processing ("EDP") conversion in 1996. The new EDP system is more technologically advanced, thereby positioning the Company to better meet the needs of its customers. The EDP conversion itself required substantial outside consulting services, resulting in approximately $400,000 of non-recurring expenses during 1996. During 1997, the Company has experienced economies of operations reflected in lower levels of data processing and other noninterest expenses and experienced cost savings as a result of reduced contracted services.

         The increase in compensation and benefits is due in part to a greater number of full-time equivalent employees and an increase in ESOP expense attributable to the higher market price of the Company's stock during 1997.

         The Company's efficiency ratio, defined generally as noninterest expense divided by the sum of net interest income and noninterest income, decreased from a SAIF adjusted ratio of 66.75% for the year ended December 31, 1996, to 61.13% for the same period in 1997. This ratio demonstrates that the Company's ability to generate revenues on its noninterest expense dollars has improved.

         Income Tax Expense. Income tax expense for 1997 was $4.3 million compared to $2.0 million for 1996. The higher federal tax expense is primarily due to a higher level of pre-tax income and to a lesser extent, a full twelve months of goodwill amortization, which is not deductible for tax purposes, in 1997 compared to ten and one half months of amortization in 1996 based upon the date of the merger consummation.

         Year 2000 Readiness. Management has devoted substantial effort to analyzing and preparing for the readiness of its computer applications for the Year 2000. A Year 2000 Action Plan has been developed by the Bank's Technology Committee which outlines the Bank's process for preparing itself for Year 2000 issues. The more significant components of this action plan are as follows:

   -  Statement of purpose of action plan
   - Identify areas of risk in software, internal hardware, service provider systems, large commercial borrowers and vendor contracts
   -  Perform initial testing
   -  Establish preliminary budget based on initial testing
   -  Establish priority order and time-line
   -  Complete comprehensive testing
   -  Develop contingency plan
   -  Obtain third party review of Year 2000 readiness

         Significant progress has been made during 1997 in identifying areas of risk and initially gauging the level of risk by obtaining third party certifications from software vendors and performing initial testing of both hardware and software. Management feels its largest area of risk is with the service bureau that provides data processing for the Bank's most significant computer system applications. Management actively monitors the service bureau's Year 2000 progress and testing. For all areas, test facilities are being established in 1998 to accomplish the more comprehensive testing.

         It is expected that the largest expenditure relative to Year 2000 readiness will be in the man-hours required to verify system compliance and correct deficiencies. Based upon currently available information, management presently anticipates that the costs of addressing the Year 2000 will not have a significantly adverse impact on the Company's future financial condition and results of operations. The costs associated with Year 2000 readiness are based on management's best estimates. There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which the Company's systems rely to modify or convert their systems to be Year 2000 compliant, the ability to locate and correct all relevant computer codes, and similar uncertainties. As testing continues and more progress is made, management will continuously assess the materiality of its Year 2000 costs.

         Comparison of 1996 to 1995

          Net income. Net income for 1996 was $3.1 million, compared to $3.6 million for 1995. The results of operations include the impact of AFSB since the close of the acquisition on February 13, 1996. The acquisition resulted in significant earnings growth, however, the increase was more than offset by the one-time SAIF assessment of $3.5 million to cause the overall decrease in net income. Net income, without the SAIF assessment, would have been $5.4 million for 1996, an increase of $1.8 million over 1995.

         Additionally, the net effect of the amortization of the purchase accounting adjustments and goodwill that was generated in the acquisition of AFSB had a small positive impact on the net income for the year ended December 31, 1996. The most significant purchase accounting adjustment relates to deposits, for which an increase in value of approximately $3.9 million was recorded. This adjustment is being amortized over approximately 4.5 years, resulting in a positive impact to income through the year 2000. Offsetting this positive impact to income is the amortization of goodwill which is being amortized using the straight-line method over a period of 15 years. The net overall effect was an increase to income, after taxes, during 1996 and a decrease to income, after taxes, thereafter. The increase to net income for 1996 was $39,000.

         EPS for 1996 was $.54 compared to $.63 for the prior year. If the effect of the one-time SAIF assessment was removed from earnings, EPS would have been $.95 for 1996. The Company's "cash" or "tangible" earnings per share was $.75 for the year ended December 31, 1996, compared to $.77 for 1995.

         Net Interest Income. Net interest income increased $10.0 million on a tax equivalent basis for the year ended December 31, 1996 as compared to 1995, reflecting increased income as a result of the acquisition of AFSB and internal growth, partially offset by increased interest expense on deposits and borrowings as a result of increases in balances and the cost associated with such liabilities since the acquisition. The net interest margin decreased from 4.44% for the year ended December 31, 1995 to 3.50% for the year ended December 31, 1996. The reduction in net interest margin was primarily the result of the liquidation of interest-earning securities to fund the acquisition of AFSB and the lower net interest margin of the AFSB portfolio, which had a net interest margin of 2.62% at December 31, 1995. The acquisition of AFSB decreased the percentage of total average interest-earning assets to total average interest-bearing liabilities to 110% at December 31, 1996 from 132% at December 31, 1995. This decrease also contributed to the decline in net interest margin.

         Provision for Loan Losses. The provision was $564,000 and $160,000 for 1996 and 1995, respectively. The increase in provision was primarily for the purpose of growing the allowance for loan loss balance to keep pace with loan growth. The ratio of allowance to total loans was .44% and .45% as of December 31, 1996, and 1995, respectively. Since most of the loan portfolio growth in 1996 was in one-to-four family residential mortgages, the risk profile of the Bank's portfolio did not change dramatically, therefore provisions to merely keep pace with loan growth were appropriate.

         Non Interest Income. Non interest income for 1996 was $3.3 million compared to $2.1 million for 1995. The overall increase was primarily due to the contribution to non-interest income from the acquisition of AFSB. AFSB's non-interest income was generally lower than the Bank's due to the composition of AFSB's deposit portfolio for generating service charge income. As such, deposit service charges did not increase at a ratio consistent with the increase in deposits from acquisition.

         Non Interest Expense. Non interest expense increased from $10.7 million for 1995 to $21.8 million for 1996. The increase in non-interest expense was due to the one-time SAIF assessment, the addition of non-interest expenses of AFSB, an increase in compensation and benefit expenses primarily related to the ESOP and the MRP, amortization of acquisition intangibles of $1.1 million, and general increases in other expenses. There was very little overlap of market areas served by AFSB versus the Bank. As such, the opportunity for merger related cost savings was limited. However, the advantage of a contiguous market merger is the opportunity for growth in the respective markets, which the Bank achieved during 1996.

         The one-time special SAIF assessment significantly affected the Company's efficiency ratio. This ratio for the year ended December 31, 1996 was 79.56%. After removing the impact of the SAIF assessment, the efficiency ratio for the same period was 66.75%. Consistent with the concept of "cash earnings per share," if the non-cash item goodwill amortization was removed from non-interest expense, SAIF and goodwill adjusted efficiency would be 62.82% for the year ended December 31, 1996, showing improvement over the prior year ratio of 65.14% computed on the same basis.

         Increased costs were experienced as a result of the Company's electronic data processing ("EDP") conversion in 1996. In addition, the EDP conversion itself required substantial outside consulting services. A portion of the increase in professional services in 1996 from 1995 relates to the support required in the EDP conversion. The outside consulting cost for the conversion is a non-recurring expense.

         Income Tax Expense. Income tax expense for 1996 was $2.0 million compared to $1.9 million for 1995. The effective tax rate for 1996 was 38.8% compared to 34.5% for 1995. The primary reason for the increase in effective rate was due to the amortization of goodwill, which is not deductible for tax purposes.

ASSET/LIABILITY MANAGEMENT

         The Company's balance sheet consists of investments in interest-earning assets (primarily loans and investment securities) which are primarily funded by interest-bearing liabilities (deposits and borrowings). Such financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. Other than loans which are originated and held for sale, all of the financial instruments of the Company are for other than trading purposes.

         The Bank is subject to interest rate risk to the extent that its interest-bearing liabilities with short and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Management works to reduce its exposure to interest rate risk. Significant effort has been made to reduce the duration and average life of the Bank's interest-earning assets. The Bank continues to emphasize adjustable rate mortgages and is attempting to grow its consumer and commercial portfolios which are shorter term in nature than the mortgage portfolio. In addition, all long-term, fixed rate mortgages are underwritten in accordance with Federal Home Loan Mortgage Corporation ("FHLMC") guidelines thereby allowing the flexibility of sale of the assets into the secondary market. Currently all 30-year fixed rate loans are sold as they are originated. With its funding sources, management has attempted to reduce the impact of interest rate changes by emphasizing non-interest bearing products, longer term certificates of deposit and use of fixed rate, term advances from the FHLB.

         Management measures the Bank's interest rate risk by computing estimated changes in net interest income and the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The Bank's exposure to interest rates is reviewed on a quarterly basis by senior management and the Board of Directors. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the change in NPV in the event of hypothetical changes in interest rates. If estimated changes to NPV and net interest income are not within the limits established by the Board, the Board may direct management to adjust the Bank's asset and liability mix to bring interest rate risk within Board approved limits.

         NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of sudden and sustained 1% to 4% increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in NPV in the event of sudden and sustained 1% to 4% increases or decreases in market interest rates. The table below presents the Bank's projected change in NPV and net interest income ("NII") for the various rate shock levels at December 31, 1997.


                                Net Portfolio Value                                   Net Interest Income
                                -------------------                                   --------------------
     Change in
   Interest Rate      Board Limit    $ Amount       % Change                     $ Amount          % Change
  (Basis Points)       % Change       in NPV         in NPV                       in NII            in NII
------------------------------------------------------------------------------------------------------------
       +400              -50 %       $42,260            -48 %                    $17,370               -31 %
       +300              -40          54,990            -33                       19,803               -22
       +200              -35          64,479            -21                       21,699               -14
       +100              -30          73,263            -11                       23,518                -7
          0              ---          81,958            ---                       25,286               ---
       -100              -10          90,649             11                       27,101                 7
       -200              -15          96,085             17                       28,488                13
       -300              -20         106,833             30                       29,521                17
       -400              -40         115,250             41                       29,823                18


         As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. The value of the Bank's deposits and borrowings changes in approximately the same proportion in rising or falling rate scenarios.

         As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, expected rates of prepayments on loans, decay rates of deposits and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of a significant interest rate increase.

         In addition, the above table may not properly reflect the impact of general interest rate movements on the Company's net interest income because the repricing of certain categories of assets and liabilities are subject to competitive and other pressures beyond the Company's control.

LIQUIDITY AND CAPITAL RESOURCES

         The Bank's principal sources of funds are deposits, principal and interest payments on loans, sale of loans, maturities of securities, securities available for sale and borrowings, primarily FHLB advances. The Bank has classified all of the securities held in portfolio as available for sale, thereby increasing the Bank's flexibility with respect to such securities. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayments are more influenced by interest rates, general economic conditions and competition.

         Liquidity management is both a daily and long-term responsibility of management. The Bank maintains a level of liquidity consistent with management's assessment of expected loan demand, loan sales, deposit flows, yields available on interest-earning deposits and investment securities, and the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits of the FHLB of Indianapolis. Other investments include U.S. Treasury and federal agency securities, collateralized mortgage obligations, mortgage and other asset-backed securities, municipal bonds and corporate debt securities. When overnight deposits with the FHLB are drawn to low levels to maintain liquidity, management will generally borrow funds through the FHLB's advances program instead of selling its investment securities.

         Advances from the FHLB of Indianapolis increased only $6.3 million during 1997 while assets grew by $37.5 million. As such, deposits were the primary source of funds for this asset growth and there was very little pressure on liquidity. FHLB advances totaled $145.5 million as of December 31, 1997. A substantial portion of these advances will come due in 1998. The Bank may choose to renew or pay off these advances depending upon its liquidity needs at that time.

         The Company also has a need for, and sources of, liquidity. Dividends from the Bank are its primary source of liquidity, subject to certain regulatory constraints (see Note 13 of the Notes to Consolidated Financial Statements). The Company has modest operating costs and the dividends paid on common stock are discretionary.

         The Bank is subject to three capital to asset requirements in accordance with OTS regulations. See Note 12 of the Notes to Consolidated Financial Statements for information on the Bank's capital requirements.

ACCOUNTING AND REGULATORY STANDARDS

         For accounting standards, see "Future Accounting Changes" in Note 1 of the Notes to Consolidated Financial Statements.


                             - - - - - - - - - - - -

         When used in this Annual Report, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties - including, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from historical performance and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

         The Company does not undertake - and specifically disclaims any obligation - to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

                          OTTAWA FINANCIAL CORPORATION
                               Holland, Michigan

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

    REPORT OF INDEPENDENT AUDITORS ..................................   II-2


    CONSOLIDATED FINANCIAL STATEMENTS

      CONSOLIDATED BALANCE SHEETS - December 31, 1997 and 1996 ......   II-3

      CONSOLIDATED STATEMENTS OF INCOME for the
       years ended December 31, 1997, 1996 and 1995 .................   II-4

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
       EQUITY for the years ended December 31, 1997, 1996 and 1995 ..   II-5

      CONSOLIDATED STATEMENTS OF CASH FLOWS for
       the years ended December 31, 1997, 1996 and 1995 .............   II-8

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ....................  II-10

                         REPORT OF INDEPENDENT AUDITORS




Board of Directors
Ottawa Financial Corporation
Holland, Michigan

We have audited the accompanying consolidated balance sheets of Ottawa Financial Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ottawa Financial Corporation as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                Crowe, Chizek and Company LLP
Grand Rapids, Michigan
February 20, 1998

                          OTTAWA FINANCIAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1996



                                                                    1997         1996
                                                                 -----------  -----------
                                                           (Dollars in thousands except share data)
ASSETS
   Cash and due from financial institutions                      $    25,437  $    20,253
   Interest-bearing demand deposits in other
     financial institutions                                            7,087        2,548
                                                                 -----------  -----------
       Total cash and cash equivalents                                32,524       22,801
   Securities available for sale                                      57,308       62,906
   Loans held for sale                                                 1,955
   Loans receivable, net of allowance for loan losses of
     $3,293 in 1997 and $3,129 in 1996                               747,423      715,551
   Federal Home Loan Bank stock                                        7,308        6,958
   Accrued interest receivable
       Loans                                                           3,859        3,893
       Securities                                                        669          798
   Premises and equipment, net                                        15,030       14,534
   Acquisition intangibles                                            14,248       15,474
   Other assets                                                        5,493        5,391
                                                                 -----------  -----------

       Total assets                                              $   885,817  $   848,306
                                                                 ===========  ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Deposits                                                      $   654,560     $622,492
   Federal funds purchased                                                          2,000
   Federal Home Loan Bank advances                                   145,458      139,170
   Advances from borrowers for taxes or insurance                        917          270
   Accrued expenses and other liabilities                              8,519        7,457
                                                                 -----------  -----------
       Total liabilities                                             809,454      771,389

Commitments and contingent liabilities

Shareholders' equity
   Preferred stock, $.01 par value:  5,000,000 shares
     authorized, none outstanding
   Common stock, $.01 par value:  10,000,000 shares
     authorized; 6,012,997 and 5,962,534 issued                           60           60
     at December 31, 1997 and 1996
   Additional paid-in capital                                         67,381       61,049
   Retained earnings, substantially restricted                        23,386       32,672
   Net unrealized gain (loss) on securities available for sale, net of tax of $32 and $(41) for December 31,
     1997 and 1996, respectively                                          62          (79)
   Employee Stock Ownership Plan (ESOP)
     (unallocated shares)                                             (2,323)      (2,806)
   Management recognition and retention plan (MRP)
     (unearned shares)                                                (1,502)      (1,977)
   Less cost of common stock in treasury - 699,913 and 782,866
     shares at December 31, 1997 and 1996, respectively              (10,701)     (12,002)
                                                                 -----------  -----------
       Total shareholders' equity                                     76,363       76,917
                                                                 -----------  -----------
         Total liabilities and shareholders' equity              $   885,817  $   848,306
                                                                 ===========  ===========




          See accompanying notes to consolidated financial statements.

                          OTTAWA FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1997, 1996 and 1995



                                            1997               1996              1995
                                            ----               ----              ----
                                              (Dollars in thousands except share data)
Interest income
  Loans                                   $  59,948          $   48,991       $    20,827
  Securities                                  3,707               4,945             4,259
  Other                                       1,071                 733               493
                                          ---------          ----------       -----------
                                             64,726              54,669            25,579
Interest expense
  Deposits                                   29,398              25,056            10,038
  Federal Home Loan Bank advances             8,293               5,451             1,234
  Other                                          13                  24                49
                                          ---------          ----------       -----------
                                             37,704              30,531            11,321
                                          ---------          ----------       -----------

NET INTEREST INCOME                          27,022              24,138            14,258

Provision for loan losses                       660                 564               160
                                          ---------          ----------       -----------

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                             26,362              23,574            14,098

Noninterest income
  Service charges and other fees              3,039               2,755             2,047
  Mortgage servicing fees                       317                 287               172
  Gain on sale of mortgage loans                370                 141                71
  Gain on sale of student loans                                                       238
  Gain (loss) on securities                     143                   5              (398)
  Other                                         277                 140               (37)
                                          ---------          ----------       -----------
                                              4,146               3,328             2,093
Noninterest expense
  Compensation and benefits                  10,356               8,945             5,439
  Occupancy                                   1,316               1,112               688
  Furniture, fixtures and equipment           1,056                 781               596
  Advertising                                   276                 364               148
  FDIC deposit insurance premium                324               1,235               534
  SAIF assessment                                                 3,510
  State single business tax                     357                 338               222
  Data processing                               891                 939               604
  Deposit account ancillary                     359                 489               658
  Professional services                         379                 697               191
  Acquisition intangibles amortization        1,226               1,081
  Other                                       2,168               2,353             1,571
                                          ---------          ----------       -----------
                                             18,708              21,844            10,651
                                          ---------          ----------       -----------

INCOME BEFORE FEDERAL INCOME TAX EXPENSE     11,800               5,058             5,540

Federal income tax expense                    4,273               1,964             1,911
                                          ---------          ----------       -----------

NET INCOME                                $   7,527          $    3,094       $     3,629
                                          =========          ==========       ===========

Earnings per common share                  $ 1.46              $  .56           $   .63
                                           ======              ======           =======
Earnings per common share assuming
  dilution                                 $ 1.34              $  .54           $   .63
                                           ======              ======           =======



          See accompanying notes to consolidated financial statements.

                          OTTAWA FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1997, 1996 and 1995



                                                                      Net Unrealized
                                                                       Gain (Loss)
                                                                      on Securities
                                          Additional                    Available
                                  Common   Paid-in       Retained       for Sale,
                                  Stock    Capital       Earnings       Net of Tax
                                  ------  ----------  --------------  --------------
                                      (Dollars in thousands except share data)
BALANCE - JANUARY 1, 1995          $  57   $  54,804     $  29,248      $   (1,715)

Net income for the year ended
 December 31, 1995                                           3,629

49,749 shares committed to be
 released under employee stock
 ownership plan                                  194

Issuance of 201,213 shares of
 common stock for management
 recognition plan                      2       2,664

Shares earned under management
 recognition and retention plan

Acquisition of 306,000 treasury
 shares, at cost (Note 13)

Cash dividend - $.28 per share                              (1,600)

Change in unrealized gain (loss)
 on securities available for
 sale, net of tax of ($654)                                                  2,106
                                  ------  ----------  ------------    ------------

BALANCE - DECEMBER 31, 1995           59      57,662        31,277             391


                                   Unallocated                              Total
                                       ESOP        Unearned   Treasury  Shareholders'
                                      Shares      MRP Shares   Stock       Equity
                                  --------------  ----------  --------  -------------
                                       (Dollars in thousands except share data)
BALANCE - JANUARY 1, 1995           $ (3,799)                             $ 78,595

Net income for the year ended
 December 31, 1995                                                           3,629

49,749 shares committed to be
 released under employee stock
 ownership plan                          497                                   691

Issuance of 201,213 shares of
 common stock for management
 recognition plan                                 $  (2,666)

Shares earned under management
 recognition and retention plan                         355                    355

Acquisition of 306,000 treasury
 shares, at cost (Note 13)                                    $ (4,215)     (4,215)

Cash dividend - $.28 per share                                              (1,600)

Change in unrealized gain (loss)
 on securities available for
 sale, net of tax of ($654)                                                  2,106
                                  ----------     ----------   --------  ----------

BALANCE - DECEMBER 31, 1995           (3,302)        (2,311)    (4,215)     79,561



                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1997, 1996 and 1995




                                                                      Net Unrealized
                                                                       Gain (Loss)
                                                                      on Securities
                                                Additional              Available
                                        Common   Paid-in    Retained    for Sale,
                                        Stock    Capital    Earnings    Net of Tax
                                        ------  ----------  --------  --------------

Net income for the year ended
 December 31, 1996                                             3,094

Cost of warrants and options related
 to the acquisition of AmeriBank                     2,306

125,696 shares issued upon
 exercise of stock options                   1         507

49,607 shares committed to be released
 under employee stock ownership plan                   332

Issuance of 15,000 shares of common
 stock for management recognition plan                 242

Shares earned under management
 recognition and retention plan

Acquisition of 476,866 treasury
 shares, at cost (Note 13)

Cash dividend - $.31 per share                               (1,699)

Change in unrealized gain (loss)
 on securities available for
 sale, net of tax of $242                                                      (470)
                                        ------  ----------  --------  --------------

BALANCE - DECEMBER 31, 1996                 60      61,049    32,672            (79)

                                         Unallocated                            Total
                                            ESOP       Unearned   Treasury  Shareholders'
                                           Shares     MRP Shares   Stock       Equity
                                         -----------  ----------  --------  -------------

Net income for the year ended
 December 31, 1996                                                                  3,094

Cost of warrants and options related
 to the acquisition of AmeriBank                                                    2,306

125,696 shares issued upon
 exercise of stock options                                                            508

49,607 shares committed to be released
 under employee stock ownership plan             496                                  828

Issuance of 15,000 shares of common
 stock for management recognition plan                     (242)

Shares earned under management
 recognition and retention plan                              576                      576

Acquisition of 476,866 treasury
 shares, at cost (Note 13)                                         (7,787)        (7,787)

Cash dividend - $.31 per share                                                    (1,699)

Change in unrealized gain (loss)
 on securities available for
 sale, net of tax of $242                                                           (470)
                                         -----------  ----------  --------  -------------

BALANCE - DECEMBER 31, 1996                  (2,806)     (1,977)  (12,002)         76,917




                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1997, 1996 and 1995



                                                                        Net Unrealized
                                                                         Gain (Loss)
                                                                        on Securities
                                                  Additional              Available
                                          Common   Paid-in    Retained    for Sale,
                                          Stock    Capital    Earnings    Net of Tax
                                          ------  ----------  --------  --------------
Net income for the year ended
 December 31, 1997                                               7,527

22,367 shares issued upon
 exercise of stock options                               258

30,430 shares issued upon
 exercise of stock warrants                              502

51,907 shares committed to be released
 under employee stock ownership plan                     654

Issuance of 9,418 shares of common
 stock for management recognition plan                   249

Shares earned under management
 recognition and retention plan

11,752 shares forfeited under management
 recognition and retention plan                        (152)

Acquisition of 436,975 treasury
 shares, at cost (Note 13)

Cash dividend - $.36 per share                                 (1,858)

10% Stock dividend                                     4,821  (14,955)

Change in unrealized gain (loss)
 on securities available for
 sale, net of tax of $73                                                           141
                                          ------  ----------  --------  --------------
BALANCE - DECEMBER 31, 1997               $   60  $   67,381  $23,386   $           62
                                          ======  ==========  ========  ==============

                                            Unallocated                            Total
                                               ESOP       Unearned   Treasury  Shareholders'
                                              Shares     MRP Shares   Stock       Equity
                                            -----------  ----------  --------  -------------
Net income for the year ended
 December 31, 1997                                                                     7,527

22,367 shares issued upon
 exercise of stock options                                                               258

30,430 shares issued upon
 exercise of stock warrants                                                              502

51,907 shares committed to be released
 under employee stock ownership plan             483                                   1,137

Issuance of 9,418 shares of common
 stock for management recognition plan                         (249)

Shares earned under management
 recognition and retention plan                                 572                      572

11,752 shares forfeited under management
 recognition and retention plan                                 152

Acquisition of 436,975 treasury
 shares, at cost (Note 13)                                             (8,833)        (8,833)

Cash dividend - $.36 per share                                                        (1,858)

10% Stock dividend                                                     10,134

Change in unrealized gain (loss)
 on securities available for
 sale, net of tax of $73                                                                 141
                                            --------    -----------  --------     ----------
BALANCE - DECEMBER 31, 1997                 $ (2,323)    $   (1,502) $(10,701)    $   76,363
                                            ========     ==========  ========     ==========





          See accompanying notes to consolidated financial statements.

                          OTTAWA FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996 and 1995



                                                    1997             1996            1995
                                                    ----             ----            ----
                                                            (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                       $7,527          $3,094         $3,629
   Adjustments to reconcile net income
    to net cash from operating activities
       Depreciation                                  1,079             844            445
       Net amortization of security premiums
        and discounts                                  314             332             (7)
       Amortization of intangible assets             1,226           1,081
       Provision for loan losses                       660             564            160
       Other than temporary loss on securities
        available for sale                                                            267
       (Gain) loss on sales of securities             (143)             (5)           131
       Loss on limited partnership investment           82             112             67
       ESOP expense                                  1,137             828            691
       MRP expense                                     572             576            355
       Origination of loans for sale               (45,354)         (9,833)        (4,707)
       Proceeds from sales of loans originated
        for sale                                    43,531           9,973          4,778
       Gain on sales of loans                         (370)           (140)          (309)
       Changes in assets and liabilities
          Other assets                                 (94)           (302)        (1,139)
          Other liabilities                          1,062             775            211
                                                  --------      ----------       --------
              Net cash from operating activities    11,229           7,899          4,572

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of AFSB                                             (23,534)
   Purchases of securities available for sale      (30,092)        (14,016)       (21,731)
   Proceeds from calls and maturities of
    securities available for sale                   26,381          27,789         13,580
   Proceeds from sales of securities
    available for sale                               2,324          25,371         11,509
   Purchases of securities held to maturity                                          (634)
   Proceeds from calls and maturities of
    securities held to maturity                                                     5,151
   Purchases of FHLB stock                            (350)         (3,112)          (130)
   Principal payments on mortgage-backed
    certificates                                     7,028           4,191          1,210
   Purchases of loans                               (6,039)        (27,027)          (986)
   Proceeds from sales of student loans                                             7,032
   Loan originations and principal
    payments on loans                              (26,255)       (117,970)       (51,810)
   Premises and equipment expenditures, net         (1,575)         (2,985)        (1,580)
                                                  --------      ----------       --------
       Net cash used in investing activities       (28,578)       (131,293)       (38,389)




                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996 and 1995

                                                     1997           1996            1995
                                                     ----           ----            ----
                                                             (Dollars in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in deposits                        $32,068         $46,248        $11,898
    Net increase (decrease) in
      Federal funds purchased                        (2,000)          2,000
    Proceeds from FHLB advances                      67,000         112,500         38,000
    Repayment of FHLB advances                      (60,712)        (21,461)        (8,338)
    Net increase (decrease) in advances from
     borrowers for taxes and insurance                  647              18           (819)
    Proceeds from exercise of stock options             258             508
    Proceeds from exercise of stock warrants            502
    Cash dividends paid                              (1,858)         (1,699)        (1,600)
    Purchase of treasury shares                      (8,833)         (7,787)        (4,215)
                                                   --------       ---------        -------
        Net cash from financing activities           27,072         130,327         34,926
                                                   --------       ---------        -------

Net change in cash and cash equivalents               9,723           6,933          1,109

Cash and cash equivalents at beginning of year       22,801          15,868         14,759
                                                   --------       ---------        -------

CASH AND CASH EQUIVALENTS AT END OF YEAR            $32,524         $22,801        $15,868
                                                   ========       =========        =======

Supplemental disclosures of cash flow information
    Cash paid during the year for
        Interest                                    $37,289         $29,194        $11,102
        Income taxes                                  3,167           1,766          1,911


   During 1995, securities with a carrying value of $6,562 and a fair value of $6,560 were transferred from securities held to maturity to securities available for sale.



          See accompanying notes to consolidated financial statements.

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: Ottawa Financial Corporation (the "Company") was organized as a thrift holding company in August 1994 to be the sole shareholder of Ottawa Savings Bank, FSB. During the third quarter of 1996, Ottawa Savings Bank, FSB's name was changed to AmeriBank (the "Bank"). The Bank is the sole shareholder of O.S. Services, Inc., Midwest Investment Services and AmeriPlan Financial Services, Inc. The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Bank's primary services include accepting deposits and making commercial, mortgage and installment loans at its 26 retail banking offices (including one drive-up facility) in Ottawa, Muskegon, Kent, Oceana, Newaygo and Allegan counties in the Western part of Michigan's lower peninsula. Substantially all of the Company's revenue arises from lending and investment activities. The operations of O.S. Services and Midwest Investment Services include investing in the stock of MMLIC Life Insurance Company and participating as a limited partner in affordable housing projects. O.S. Services and Midwest Investment Services were merged effective December 31, 1997. The name of the combined organization is O.S. Services, Inc., and the operations remain the same as before the merger. AmeriPlan Financial Services was established in December 1997. Its operations consist of sales of investment products, including mutual funds and annuities and offering discount brokerage services.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimates incorporated into the Company's consolidated financial statements which are particularly susceptible to change in the near term include the allowance for loan losses, the realization of deferred tax assets, the determination and carrying value of certain financial instruments, the determination and carrying value of impaired loans, the determination of other-than-temporary reductions in the fair value of securities, and the evaluation of impairment of mortgage servicing assets.

Concentration of Credit Risk: Loans are granted to, and deposits are obtained from, customers primarily in the Western Michigan area as described above. Substantially all loans are secured by specific items of collateral, including residential real estate, commercial real estate and consumer assets. Other financial instruments which potentially subject the Company to concentrations of credit risk include deposit accounts in other financial institutions.

Consolidated Statements of Cash Flows: For purposes of the consolidated statements of cash flows, cash equivalents include demand balances with financial institutions and Federal funds sold for one-day periods. Cash flows are reported net for short-term investment, loan and deposit transactions, and short-term borrowings.



                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Available for Sale: Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax, as a separate component of shareholders' equity, until realized.

Declines in the fair value of individual securities below cost, considered by management to be other than temporary, are charged to earnings as a realized loss.

Premiums and discounts on securities available for sale are recognized in interest income using the level-yield method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined using the specific identification method.

Securities Held to Maturity: Securities for which management has the positive intent and the Company has the ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the level-yield method over the period to maturity.

Loan Income: Interest on loans is accrued over the term of the loans based upon the principal outstanding, using the interest method. Management reviews loans delinquent 90 days or more to determine if the interest accrual should be discontinued and the loan considered impaired. Under SFAS No. 114 as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the provision for loan losses.

For loans originated for portfolio, loan fees are deferred, net of certain direct loan origination costs. The net amount deferred is reported in the consolidated balance sheets as a reduction of loans and is recognized as interest income over the contractual term of the loan using the level-yield method.



                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated aggregate market value. Net unrealized losses are recognized in a valuation allowance by charges to income. Mortgage loans are sold into the secondary market at market prices, which includes consideration for normal servicing fees. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights (SFAS No. 122).
The Statement requires capitalizing the rights to service originated or purchased mortgage loans. Prior to the adoption of SFAS No. 122, loan servicing fees were recognized when received and the related costs were recognized when incurred. Beginning in 1996, the total cost of mortgage loans purchased or originated with the intent to sell is allocated between the loan servicing right and the mortgage loan without servicing, based on their relative fair values. The capitalized cost of loan servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. The effect of adopting this Statement was not material to the Company's consolidated financial position or results of operations during 1996.

Mortgage servicing rights are periodically evaluated for impairment by stratifying them based on predominant risk characteristics of the underlying serviced loans, such as loan type, term and note rate. Impairment represents the excess of cost of an individual mortgage servicing rights stratum over its fair value, and is recognized through a valuation allowance.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, including impaired loans discussed below, the whole allowance is available for any loan charge-offs that occur. Loans are charged off in whole or in part when management's estimate of the undiscounted cash flows from the loan are less than the recorded investment in the loan, although collection efforts may continue and future recoveries may occur.



                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 10 to 40 years and furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Maintenance and repairs are charged to expense and improvements are capitalized. The cost and accumulated depreciation applicable to assets retired or otherwise disposed of are eliminated from the accounts and the gain or loss on disposition is included in noninterest income or expense. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Real Estate Owned: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from operations of real estate owned is included in other noninterest expense.


                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Acquisition Intangibles: Goodwill is the excess of purchase price over identified net assets in business acquisitions. Goodwill is expensed on the straight-line method over 15 years. Identified intangibles represent the value of depositor relationships purchased and is expensed on the straight-line method over 15 years. Goodwill and identified intangibles are assessed for impairment based on estimated undiscounted cash flows, and written down if necessary.

Income Taxes: Income tax expense is based on the amount of taxes due on the tax return plus the change in deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates, adjusted for allowances made for uncertainty regarding the realization of net tax assets.

Retirement Plans: The Company sponsors noncontributory defined benefit pension and defined contribution profit sharing plans. The plans cover all employees who have met certain age and service requirements. Benefits from the defined benefit pension plan are based on years of service and the employee's compensation. The funding policy for the defined benefit pension plan is to contribute the minimum funding requirement calculated by consulting actuaries. Profit sharing plan contributions are charged to expense annually.

Employee Stock Ownership Plan: The Employee Stock Ownership Plan (ESOP) is accounted for in accordance with AICPA Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants are presented in the consolidated balance sheet as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt and accrued interest.

Shares are considered outstanding for earnings per share calculations as they are committed to be released; unallocated shares are not considered outstanding.

Preferred Stock: The Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board does not approve, it might be possible for the Board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. The Board of Directors has no present plans for the issuance of any preferred stock.


                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share: Earnings per common share and Earnings per common share assuming dilution were computed under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which was adopted retroactively beginning the fourth quarter of 1997. All prior amounts have been restated to be comparable. Amounts reported as Earnings per Common Share reflect the earnings available to common shareholders for the year divided by the weighted average number of common shares outstanding during the year. Common shares outstanding includes issued shares less shares held in the treasury and unallocated shares held by the ESOP. Earnings per Common Share Assuming Dilution includes the shares that would be outstanding assuming exercise of dilutive stock options and warrants. All share and per share information has been retroactively adjusted to reflect the 10% stock dividend paid on September 30, 1997.

Future Accounting Changes: New accounting standards have been issued which will require future reporting of comprehensive income (net income plus changes in holding gain and losses on available for sale securities) and may require redetermination of industry segment financial information.

Reclassifications: Certain amounts on the 1996 and 1995 consolidated financial statements have been reclassified to conform with the 1997 presentation.




                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - ACQUISITION

On February 13, 1996, the Company completed the acquisition of AmeriBank Federal Savings Bank ("AFSB"), a federal savings bank headquartered in Muskegon, Michigan. Under the terms of this transaction, the Company acquired all of the outstanding stock of AFSB in exchange for approximately $30.4 million in cash and warrants to acquire 623,200 shares of Company stock at $15.91 per share. The value of the warrants was determined to be approximately $555,000. Further, options to acquire AFSB stock were converted to options to acquire Company stock. The value of these options for purposes of determining the total cost to the Company for the merger transaction was approximately $1.8 million. Accordingly, the total cost of the transaction considering cash, warrants, and converted options was approximately $32.7 million.

The acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was approximately $14.1 million and has been recorded as goodwill, which is being amortized on a straight-line basis over 15 years. The purchase accounting adjustments are being amortized under various methods and over the lives of the corresponding assets and liabilities.

In conjunction with the acquisition, the fair values of significant assets and liabilities assumed were as follows, stated in thousands of dollars:


           Cash acquired net of cash paid for acquisition  $ (23,534)
           Securities                                         42,629
           Loans                                             294,699
           Premises and equipment                              6,756
           Acquisition intangibles                            16,555
           Deposits                                         (333,024)
           Other borrowings                                   (4,890)


The consolidated statements of income reflect the operating results of AFSB since the effective date of the acquisition. The following table presents unaudited pro forma information as if the acquisition of AFSB had occurred at the beginning of both 1996 and 1995. The pro forma information includes adjustments for lost interest on funds paid to consummate the acquisition, the amortization of intangibles arising from the transaction, the elimination of acquisition related expenses, and the related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.



                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -ACQUISITION (Continued)

                                                                         1996                 1995
                                                                         ----                 ----
                                                            (Unaudited, Dollars in thousands except share data)

Interest income                                                      $      57,609      $      48,444
Interest expense                                                            32,332             25,624
                                                                     -------------      -------------
    NET INTEREST INCOME                                                     25,277             22,820
Provision for loan losses                                                      700                460
                                                                     -------------      -------------
    NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                     24,577             22,360
Noninterest income                                                           3,408              3,015
Noninterest expense                                                         22,782             18,312
                                                                     -------------      -------------
    INCOME BEFORE FEDERAL INCOME TAX EXPENSE                                 5,203              7,063
Federal income tax expense                                                   2,050              2,664
                                                                     -------------      -------------

    NET INCOME                                                       $       3,153      $       4,399
                                                                     =============      =============

Pro forma earnings per common share                                     $.57                 $.70
                                                                        ====                 ====
Pro forma earnings per common share assuming dilution                    .55                  .69
                                                                        ====                 ====

In connection with the acquisition, the Company entered into an employment agreement with one of its officers. For more information regarding the employment agreement, see Note 12. Further, AFSB options rolled over into 163,402 options to acquire Company stock at a price equivalent to the original AFSB exercise price, additional options to purchase 45,635 shares of common stock were awarded and an additional 16,500 shares of common stock were awarded under the Management Recognition Plan. For more discussion regarding the stock options and awards, see Note 15.

All share and per share information has been retroactively adjusted to reflect the 10% stock dividend paid on September 30, 1997.



                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SECURITIES

The amortized cost and fair values of securities available for sale at December 31, 1997 and 1996 are as follows:

                                                    Gross        Gross
                                      Amortized  Unrealized   Unrealized        Fair
                                        Cost        Gains       Losses          Value
                                      ---------  -----------  -----------     ---------
                                                 (Dollars in thousands)
1997
----
   Debt securities
      Obligations of U.S. Government
       corporations and agencies      $  24,999  $        65  $        57     $  25,007
      Municipal obligations               1,846           12            2         1,856
      Corporate                           2,000           10                      2,010
      Asset-backed                       28,369          169          103        28,435
                                      ---------  -----------  -----------     ---------

                                      $  57,214  $       256  $       162     $  57,308
                                      =========  ===========  ===========     =========



                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SECURITIES (Continued)

                                                   Gross        Gross
                                      Amortized  Unrealized   Unrealized    Fair
                                        Cost       Gains        Losses      Value
                                      ---------  -----------  -----------  -------
                                                 (Dollars in thousands)
1996
----
   Equity securities                  $     167  $       129               $   296

   Debt securities
      Obligations of U.S. Government
       corporations and agencies         16,002           39  $        81   15,960
      Municipal obligations               4,666           43            2    4,707
      Corporate                          11,354           22           23   11,353
      Asset-backed                       30,837           83          330   30,590
                                      ---------  -----------  -----------  -------
                                         62,859          187          436   62,610
                                      ---------  -----------  -----------  -------

                                      $  63,026  $       316  $       436  $62,906
                                      =========  ===========  ===========  =======

The amortized cost and fair value of securities available for sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               ------------------------
                                                Amortized      Fair
                                                  Cost         Value
                                               -----------  -----------
                                               (Dollars in thousands)

        Due in one year or less                $     6,190  $     6,164
        Due after one year through five years       17,547       17,617
        Due after five through ten years             5,108        5,092
                                               -----------  -----------
                                                    28,845       28,873
        Asset-backed debt securities                28,369       28,435
                                               -----------  -----------

                                               $    57,214  $    57,308
                                               ===========  ===========


Because of their variable payments, asset-backed securities are not reported by a specific maturity grouping.

Proceeds from sales of securities available for sale were $2,324,000 in 1997. Losses of $11,000 and gains of $154,000 were realized on these sales. Proceeds from sales of securities available for sale were $25,371,000 in 1996. Losses of $21,000 and gains of $26,000 were realized on these sales. Proceeds from sales of securities available for sale were $11,509,000 in 1995. Losses of $137,000 and gains of $6,000 were realized on these sales.


                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SECURITIES (Continued)

A charge of $267,000 was recorded in 1995 to recognize other-than-temporary losses on investments in certain mutual funds which held asset-backed securities. These funds were classified as available for sale.

In accordance with the FASB Special Report, A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities, securities held to maturity with a carrying value of $6,562,000, fair value of $6,560,000, unrealized gain of $13,000 and unrealized loss of $14,000 were transferred to the available for sale classification on November 30, 1995. The transfer increased shareholders' equity by $1,000, which is net of the related deferred tax asset of $584. The reclassification was made to provide greater flexibility in managing liquidity and interest rate risk.


NOTE 4 - LOANS

Loans are classified as follows at December 31:
                                                          1997               1996
                                                          ----               ----
                                                          (Dollars in thousands)
  First mortgage loans (principally conventional)
    Principal balances
      Secured by one-to-four family residences          $ 483,502          $  516,935
      Secured by other properties                          73,810              77,008
      Construction loans                                   71,145              33,823
                                                        ---------          ----------
                                                          628,457             627,766
    Less
      Undisbursed portion of construction loans           (25,787)            (22,956)
      Deferred fees and discounts                            (854)             (1,238)
                                                        ---------          ----------
                                                          601,816             603,572
  Commercial loans
    Principal balances                                     37,322              14,996

  Consumer and other loans
    Principal balances
      Student loans                                            21                 103
      Home equity and second mortgage                      55,960              49,396
      Other                                                55,597              50,613
                                                        ---------          ----------
                                                          111,578             100,112
                                                        ---------          ----------
                                                          750,716             718,680
Allowance for loan losses                                  (3,293)             (3,129)
                                                        ---------          ----------

                                                        $ 747,423          $  715,551
                                                        =========          ==========





                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:


                                                   1997                   1996                  1995
                                                   ----                   ----                  ----
                                                                 (Dollars in thousands)
Balance - beginning of year                    $     3,129            $     1,251             $  1,118
 Acquired balance                                                           1,358
 Provision                                             660                    564                  160
 Recoveries                                            119                     90                    1
 Loans charged-off                                    (615)                  (134)                 (28)
                                               -----------            -----------             --------
Balance - end of year                          $     3,293            $     3,129             $  1,251
                                               ===========            ===========             ========


Information regarding impaired loans is as follows for the years ended December 31:

                                                                          1997        1996       1995
                                                                          ----         ----       ----
                                                                              (Dollars in thousands)
Average investment in impaired loans                                    $    1,354  $    1,612  $    415
Interest income recognized on impaired loans
 including interest income recognized on cash basis                            104          46        35
Interest income recognized on impaired loans on cash basis                       4           5        --


Information regarding impaired loans at December 31 is as follows:

                                                                                                    1997           1996
                                                                                                    ----           ----
                                                                                                    (Dollars in thousands)

   Balance of impaired loans                                                                     $     1,942    $   1,173
   Less portion for which no allowance for
    loan losses is allocated                                                                            (490)        (492)
                                                                                                 ------------   ----------

       Portion of impaired loan balance for which an
        allowance for credit losses is allocated                                                 $     1,452    $      681
                                                                                                 ============   ==========

       Portion of allowance for loan losses allocated
        to the impaired loan balance                                                             $       346    $      185




                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SECONDARY MORTGAGE MARKET ACTIVITIES

The following summarizes the Company's secondary mortgage market activities:

                                                                         1997                 1996         1995
                                                                         ----                 ----         ----
                                                                                     (Dollars in thousands)
   Loans originated for resale                                       $     45,354          $   9,833    $   4,707
   Proceeds from sales of loans
    originated for resale                                                  43,531              9,973        4,778
   Gain on sales of mortgage loans                                            370                140           71
   Mortgage loans serviced for others,
    principally the Federal Home Loan
    Mortgage Corporation                                                  130,431            102,685       54,000
   Custodial escrow balances maintained
    in connection with the foregoing loan
    servicing                                                                 238                230          480
   Mortgage servicing fees                                                    317                287          172


The carrying value of mortgage servicing rights, which approximates fair value, was $650,000 at December 31, 1997.


Following is an analysis of the activity, in thousands, for mortgage servicing rights for 1997 and 1996:

                Balance at January 1, 1996                          $            0
                    Additions (acquired and originated)                        489
                    Amortization                                               (32)
                                                                   ---------------

                Balance at December 31, 1996                        $          457
                                                                   ---------------

                    Additions                                                  237
                    Amortization                                               (44)
                                                                   ---------------

                Balance at December 31, 1997                        $          650
                                                                   ===============

NOTE 7 - PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows at December 31:


                                                                           1997               1996
                                                                           ----               ----
                                                                             (Dollars in thousands)
    Land                                                                 $  3,675          $     3,656
    Buildings and improvements                                             11,336               10,210
    Furniture and equipment                                                 6,150                6,152
                                                                         --------          -----------
                                                                           21,161               20,018
    Accumulated depreciation                                               (6,131)              (5,484)
                                                                         --------          -----------

                                                                         $ 15,030          $    14,534
                                                                         ========          ===========




                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - DEPOSITS

Deposits at December 31 are summarized as follows:

                                                                                                 1997            1996
                                                                                                 ----            ----
                                                                                                  (Dollars in thousands)
    Noninterest-bearing                                                                     $        28,431    $  25,487
    NOW accounts and MMDAs                                                                          160,296      154,711
    Passbook and statement savings                                                                   60,143       64,987
    Certificates of deposit                                                                         405,690      377,307
                                                                                            ---------------    ---------
                                                                                            $       654,560    $ 622,492
                                                                                            ===============    =========

At December 31, 1997, scheduled maturities of certificates of deposit, in thousands, are as follows:


                1998                                               $            250,574
                1999                                                            114,024
                2000                                                             29,262
                2001                                                              3,798
                2002 and thereafter                                               8,032
                                                                   --------------------

                                                                   $            405,690
                                                                   ====================


The aggregate amount of demand, time and certificates of deposit with balances of $100,000 or more was approximately $78,138,000 and $71,956,000 at December 31, 1997 and 1996, respectively.


NOTE 9 - BORROWINGS

Advances from the Federal Home Loan Bank of Indianapolis, collateralized by mortgage loans under a blanket collateral agreement and Federal Home Loan Bank stock, consist of the following at December 31:



                                                  Advance                  Range of                          Range of
            Principal Terms                        Amount                 Maturities                      Interest Rates
            ---------------                       -------                 ----------                      --------------
                                                                        (Dollars in thousands)
  1997
 -----
     Single-maturity fixed rate advances  $           96,500            February 1998 to                  4.97% to 7.30%
                                                                          December 2007
     Putable advances                                 18,000               May 2000 to                    5.55% to 5.90%
                                                                          December 2002
     Short-term variable rate advances                25,000              March 1998 to                   5.72% to 5.88%
                                                                            July 1998
     Amortizable mortgage advances                     5,958              June 1999 to                    6.82% to 7.16%
                                          ------------------                May 2000
                                          $          145,458
                                          ==================
  1996
 -----
     Single-maturity fixed rate advances  $           81,500             December  1997 to                 4.97% to 7.30%
                                                                           August  2000
     Short-term variable rate advances                51,000             January  1997 to                  5.32% to 5.56%
                                                                          November  1997
     Amortizable mortgage advances                     6,670               June  1999 to                   6.82% to 7.16%
                                                                             May 2000
                                          ------------------
                                          $          139,170
                                          ==================



                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - BORROWINGS (Continued)

Maturities of advances outstanding, in thousands, at December 31, 1997 are as follows for the next five years:


              1998                             $   70,500
              1999                                 33,656
              2000                                 19,302
              2001                                      0
              2002                                 17,000
              2003 and thereafter                   5,000
                                               ----------
                                               $  145,458
                                               ==========


Through February 20, 1998, an additional $16 million was borrowed from the FHLB. Certain of the advances are subject to prepayment penalties according to the provisions and conditions of the credit policy of the Federal Home Loan Bank.

At December 31, 1997, the Company also had an unused line of credit with a major bank totaling $15 million.


NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of standby letters of credit, commitments to make loans and fund loans in process. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

The contract amounts of these financial instruments are as follows at December
31:



                                                  1997         1996
                                               -----------  -----------
                                                (Dollars in thousands)
        Financial instruments whose contract
         amount represents credit risk
            Commitments to make loans            $23,844      $12,540
            Unused consumer lines of credit       33,729       33,748
            Unused commercial lines of credit      9,930        7,551
            Loans in process                      25,787       24,886
            Letters of credit                      5,110        1,056


Since certain commitments to make loans and fund loans in process expire without being used, the amount does not necessarily represent future cash commitments. Commitment periods are generally for 30 to 120 days. Approximately 43% and 69% of commitments to make loans and to fund loans in process were made at fixed rates as of December 31, 1997 and 1996, respectively. Rate ranges for these fixed rate commitments were 6.00% to 10.5% and 6.125% to 10.5% as of December 31, 1997 and 1996, respectively. Lines of credit are issued at variable market rates. No losses are anticipated as a result of these transactions.


                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company has entered into employment agreements with three of its officers. Under the terms of those agreements, certain events leading to separation from the Company could result in cash payments aggregating approximately $1,958,000.

The Company and the Bank periodically become defendants in certain claims and legal actions arising in the ordinary course of business. Currently, there are no matters which are expected to have a material adverse effect on the consolidated financial position of the Company.


NOTE 12 - RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL
 REQUIREMENTS

Effective July 25, 1997, AmeriBank, the Company's wholly-owned subsidiary, completed its conversion to a Michigan chartered savings bank. As a state chartered savings bank, AmeriBank's primary regulators are the Financial Institutions Bureau of Michigan and the Federal Deposit Insurance Corporation.

The Bank is subject to regulatory capital requirements administered by these regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:



                                  Capital to Risk-
                                  Weighted Assets
                                 ------------------   Tier 1 Capital
                                  Total     Tier 1   to Average Assets
                                 --------  --------  -----------------
         Well capitalized             10%        6%          5%
         Adequately capitalized         8         4          4
         Undercapitalized               6         3          3




                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL
 REQUIREMENTS (Continued)

As a result of the Bank's charter change, the 1997 and 1996 regulatory capital levels are based upon the Federal Deposit Insurance Corporation and Office of Thrift Supervision guidelines, respectively. At year end, the Bank's actual capital levels (in millions) and minimum required levels were:


                                                                                     Minimum Required
                                                                                        To Be Well
                                                               Minimum Required     Capitalized Under
                                                                 For Capital        Prompt Corrective
                                                 Actual       Adequacy Purposes     Action Regulations
                                              -------------  --------------------  --------------------
                                              Amount  Ratio   Amount      Ratio     Amount      Ratio
                                              ------  -----  ---------  ---------  ---------  ---------
1997
----
  Total capital (to risk weighted assets)      $62.2   11.3%     $43.9        8.0%     $54.8       10.0%
  Tier 1 capital (to risk weighted assets)      58.9   10.7       21.9        4.0       32.9        6.0
  Tier 1 capital (to average total  assets)     58.9    6.8       34.5        4.0       43.4        5.0

1996
----
  Total capital (to risk weighted assets)      $54.3   10.4%     $41.8        8.0%     $52.3       10.0%
  Tier 1 capital (to risk weighted assets)      51.2    9.8       20.9        4.0       31.4        6.0
  Tier 1 capital (to adjusted total  assets)    51.2    6.2       33.2        4.0       41.5        5.0
  Tangible capital (to adjusted
   total assets)                                51.2    6.2       12.5        1.5        N/A


The Bank at year-end 1997 and 1996 was categorized as well capitalized.

During 1995, the Bank made a capital distribution to the Company in the amount of $15,000,000. This distribution was made primarily to allow the Company to fund the acquisition discussed in Note 2 and stock repurchase transactions discussed in Note 14. During 1996 and 1997, the Bank made capital distributions to the Company in the amount of $2,449,000 and $4,000,000, respectively. These distributions were made primarily to allow the Company to pay dividends and fund the stock repurchase transactions discussed in Note 13. The distributions were within the guidelines described above.

At the time of conversion to a stock association, a liquidation account of $26,527,000 was established which is equal to the Bank's total net worth as of the date of the latest audited balance sheet appearing in the final conversion prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is to be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.


                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - STOCK REPURCHASE PROGRAMS

During 1995, the Company received regulatory approval to repurchase up to 861,153 shares of its common stock. During 1996 and 1995, 524,553 and 336,600 shares were repurchased at an average price of $14.85 and $12.52, respectively.

In 1996 and 1997, the Company received regulatory approval to repurchase up to 284,860 and 270,570 shares, respectively, of its common stock. Through December 31, 1996, no shares were repurchased under these approvals. During 1997, 436,975 shares were repurchased at an average price of $20.21. The repurchase approval expires on June 12, 1998. Subsequent to December 31, 1997, and through February 20, 1998, the Company repurchased 64,000 shares at an average price of $30.24.

Repurchased shares are treated as treasury shares and are available for general corporate purposes, including issuance in connection with stock based compensation and warrant plans.

All share and per share information has been retroactively adjusted to reflect the 10% stock dividend paid on September 30, 1997.

NOTE 14 - STOCK WARRANT PLAN

In connection with the acquisition of AFSB on February 13, 1996, the Company issued 566,546 warrants to the former AFSB shareholders. Prior to the 10% stock dividend paid on September 30, 1997, each warrant entitled the holder to purchase one share of the Company's common stock at an exercise price of $17.50. Effective September 30, 1997, each warrant allows the holder to purchase 1.1 shares of common stock at a price of $15.91 per share reflecting a proportionate adjustment as a result of the 10% stock dividend. All warrants were exercisable immediately upon issue and expire on February 13, 1999.

No warrants were exercised during 1996. During 1997, 31,555 shares of the Company's common stock were issued upon the exercise of 28,687 warrants. At December 31, 1997, 537,859 warrants were exercisable.

NOTE 15 - STOCK-BASED COMPENSATION PLANS

As part of the conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank, an employee stock ownership plan ("ESOP") was established for the benefit of substantially all employees. The ESOP borrowed $4,222,050 from the Company and used those funds to acquire 464,426 shares of the Company's stock at $9.09 per share. Participants become fully vested in allocated shares after five years of credited service and may receive their distribution in the form of cash or stock.

Shares issued to the ESOP are allocated to ESOP participants based on principal and interest payments made by the ESOP on the loan. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's discretionary contributions to the ESOP and earnings on ESOP assets. Principal payments are scheduled to occur in even quarterly amounts over a ten-year period. However, in the event contributions exceed the minimum debt service requirements, additional principal payments will be made. For purposes of the following disclosure, all share and per share information has been retroactively adjusted to reflect the 10% stock dividend paid on September 30, 1997. During 1997, 1996 and 1995, 51,907, 54,568 and 54,724
shares of stock with a fair value of $21.90, $15.17 and $12.63 per share were committed to be released, resulting in ESOP compensation expense of $1,137,000, $828,000 and $691,000, respectively. Shares held by the ESOP at December 31 are as follows:


                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS








                                         1997       1996         1995
                                        -------  -----------  -----------
                                             (Dollars in thousands)
      Allocated shares                  207,641      155,734      101,166
      Unallocated shares                256,785      308,692      363,260
                                        -------  -----------  -----------

          Total ESOP shares             464,426      464,426      464,426
                                        =======  ===========  ===========

      Fair value of unallocated shares   $8,731       $4,717       $5,160
                                        =======  ===========  ===========



                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - STOCK-BASED COMPENSATION PLANS (Continued)

A stock option and incentive plan ("SOP") and management recognition plan ("MRP") were authorized by the shareholders at the April 25, 1995, annual meeting. The MRP is a restricted stock award plan. The SOP and MRP are administered by a Committee of Directors of the Company. This Committee selects recipients and terms of awards pursuant to the Plan. Total shares made available under the SOP and MRP are 922,405 and 247,308, respectively, as adjusted for the 10% stock dividend.

MRP awards vest in five equal annual installments, subject to the continuous employment of the recipients as defined under such plans. SOP options vest in five equal annual installments and expire ten years from the date of grant. No compensation expense is being recognized in connection with the grant of the options for which the exercise prices equal the Company's stock price at the dates of grant. Compensation expense for the MRP is based upon market price at the date of grant and is recognized on a prorata basis over the vesting period of the awards. Compensation cost charged against income for the MRP was $572,000, $576,000 and $355,000 for 1997, 1996 and 1995, respectively. The unamortized unearned compensation value of the MRP is shown as a reduction to shareholders' equity in the accompanying consolidated balance sheets.

Statement of Financial Accounting Standards No. 123, which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income, earnings per common share and earnings per common share assuming dilution had the fair value method been used to measure compensation cost for the SOP. In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted. The compensation cost charged against income for the MRP is the same as if the provisions of FAS No. 123 had been applied.


                                                         1997            1996            1995
                                                         ----            ----            ----
                                                       (Dollars in thousands except share data)
Net income as reported                                   $7,527          $3,094          $3,629
Pro forma net income                                      7,150           2,783           3,441

Earnings per common share as reported                      1.46             .56             .63
Pro forma earnings per common share                        1.39             .50             .59

Earning per common share assuming dilution as reported     1.34             .54             .63
Pro forma earnings per common share assuming dilution      1.29             .50             .59

The fair values of SOP options granted during 1997, 1996, and 1995 were estimated using the following weighted-average assumptions.



                                               1997      1996      1995
                                               ----      ----      ----
        Risk-free interest rate                6.27%     5.78%     7.01%
        Expected life                       10 Years  10 Years  10 Years
        Expected volatility of stock price     6.00%     4.00%     4.00%
        Expected dividends                     1.97%     2.23%     2.43%




                                 (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - STOCK-BASED COMPENSATION PLANS (Continued)

Information pursuant to the SOP at December 31 is as follows:


                                                                                         Weighted-
                                                          Weighted-         Range of      Average
                                            Number        Average           Exercise     Fair Value
                                          of Options      Exercise Price      Price      of Grants
                                           ----------     --------------  -------------  ----------
   Outstanding, beginning of 1995
         Granted                             502,158          $ 11.99                      $3.45
                                             -------
   Outstanding, end of 1995                  502,158                         11.99

   Granted                                   113,835          $ 14.74                      $3.50
   Conversion of AFSB options                163,403             3.93
   Exercised                                (138,266)            3.71
   Forfeited                                  (3,751)           11.99
                                            ---------

   Outstanding, end of 1996                  637,379          $ 12.27    $4.37- $14.89

   Granted                                    82,585            20.54                      $6.01
   Exercised                                 (24,032)           10.74
   Forfeited                                 (25,152)           12.37
                                             --------

   Outstanding, end of 1997                  670,780          $ 13.28     $4.37-$29.13

SOP options exercisable at year-end are as follows:


                                                      Weighted-
                                                      Average
                                          Number      Exercise
                                       of Options      Price
                                       -------------  ----------
               1996                        122,164     $10.89
               1997                        221,289      11.51


No options were vested at December 31, 1995.

At year-end 1997, the weighted average remaining life of options outstanding was 7.91 years.

All share and per share information has been retroactively adjusted to reflect the 10% stock dividend paid on September 30, 1997.


                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - PENSION PLANS

The Company sponsors two noncontributory defined benefit pension plans, one for the Bank and one for AFSB, covering substantially all employees.

The following sets forth the funded status and amounts recognized in the consolidated financial statements at December 31, 1995 for the Bank plan and December 31, 1996 and 1997 for the Bank plan and the AFSB plan combined (subsequent to the acquisition discussed in Note 2). The information reflects the curtailment of the Bank plan on January 1, 1994 and the AFSB plan on December 31, 1995, which had no material effect on the Company's results of operations.


                                                      1997             1996             1995
                                                      ----             ----             ----
                                                              (Dollars in thousands)
Actuarial present value of benefit obligations
    Accumulated benefit obligation                  $(3,947)         $(4,077)          $(1,318)
                                                    ========         =======           =======

Projected benefit obligation for service
 rendered to date                                   $(3,947)         $(4,077)          $(1,318)
Plan assets at fair value                             5,923            5,467             1,355
                                                    --------         -------           -------
    Excess of plan assets over projected
       benefit obligation                             1,976            1,390                37
Unrecognized net (gain) loss                           (405)              48               119
                                                    --------         -------           -------

    Prepaid pension asset                           $ 1,571           $1,438           $   156
                                                    ========         =======           =======

Net pension cost included in operations, including
 the effects of curtailment, consisted of the
 following components
    Interest cost on projected benefit obligation   $   280          $   274           $    89
    Actual return on plan assets                       (878)            (663)              (93)
    Net amortization and deferral                       466              270               (12)
                                                    --------         -------           -------

        Net pension income                          $  (132)         $  (119)          $   (16)
                                                    ========         =======           =======





                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - PENSION PLANS (Continued)

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.00% for all years presented. The expected long-term rate of return on assets was 8.25% for 1997 and 1996 and 8.00% for 1995. As a result of the plan curtailments, all accumulated benefits under the plans are vested and no further benefits arising from service to the Bank will accrue.

The plan assets of the Bank's plan are invested in a group annuity fund at a major life insurance company. The plan assets of AFSB's plan are invested in U.S. Government and corporate bonds and listed stocks.

The Company maintains a 401(k) plan covering substantially all employees. Employees who are 21 years and older and who have completed one year of service are eligible. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to a statutory maximum amount. Prior to establishing the ESOP, the Company paid a 25% matching contribution on employee contributions that did not exceed 4% of their compensation. Employees become 100% vested in the Company's matching contribution after five years of service.


                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - SAIF ASSESSMENT

Legislation was signed into law on September 30, 1996, to recapitalize the Savings Association Insurance Fund (SAIF), requiring the Bank to pay a one-time special assessment of $3,510,000. This amount is reflected in noninterest expense in the 1996 consolidated statement of income.


NOTE 18 - FEDERAL INCOME TAXES

The provision for federal income taxes consists of the following:


                                                          1997               1996            1995
                                                          ----               ----            ----
                                                                  (Dollars in thousands)
   Current tax expense                              $      3,961        $       1,674       $   1,837
   Deferred tax expense (benefit)                            312                  290              74
                                                    ------------        -------------       ---------

                                                    $      4,273        $       1,964       $   1,911
                                                    ============        =============       =========


        The provision for federal income taxes differs from that computed at the statutory corporate tax rate as follows:



                                                        1997                    1996                  1995
                                                        ----                    ----                  ----
   Statutory rate                                         34%                     34%                    34%
                                                        ====                    ====                   ====
   Tax expense at statutory rate                      $    4,012              $    1,720             $    1,884
   Low-income housing credit                                (239)                   (150)                  (150)
   ESOP                                                      227                     113                     66
   Tax-exempt interest                                       (84)                    (63)
   Goodwill amortization                                     319                     279
   Change in deferred tax asset
    valuation allowance                                      (60)                                           186
   Other                                                      98                      65                    (75)
                                                      ----------              ----------             -----------
                                                          $4,273                  $1,964                 $1,911
                                                      ==========              ==========            ===========




                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - FEDERAL INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are as follows:



         >
                                                          1997         1996
                                                       -----------  -----------
                                                       (Dollars in thousands)
 Deferred tax assets
     Deferred loan fees                                $       163  $       160
     Management recognition plan restricted stock               89           91
     ESOP                                                       42           25
     Capital loss carryforward                                 126          186
     Unrealized loss on available for sale securities                        41
     Accrued expenses                                           22           59
     Allowance for loan losses                                  59            8
     Nonaccrual loan interest                                   66           20
     Other                                                      64           43
                                                       -----------  -----------
                                                               631          633
 Deferred tax liabilities
     Depreciation                                            (578)        (552)
     Pension                                                 (394)        (427)
     Purchase accounting adjustment                          (692)        (380)
     FHLB stock dividends                                     (68)         (68)
     Mortgage servicing rights                                (86)          (8)
     Unrealized gain on available for sale securities         (32)
     Other                                                    (76)         (48)
                                                       -----------  -----------
                                                           (1,926)      (1,483)
 Valuation allowance for deferred tax assets                 (126)        (186)
                                                       -----------  -----------

     Net deferred tax liability                        $   (1,421)  $   (1,036)
                                                       ===========  ===========

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits relating to such assets will not be realized. Management established a valuation allowance for the benefits associated with the losses on mutual fund securities at December 31, 1996, since such losses were capital in nature and could only be realized through offsetting capital gains. Sources of capital gains were not available at either December 31, 1997 or 1996.

During 1997, new tax law was established regarding thrift bad debt reserves. Under the new rules, recapture of a portion of the tax bad debt reserve is required. Beginning with the 1998 tax year, the Company will include an additional $520,000 per year for six years in its taxable income. These new rules had no impact on the consolidated financial statements as accounting provisions have required recording deferred taxes for the amounts to be recaptured.

Retained earnings at December 31, 1997 and 1996 includes approximately $8.8 million for which no federal income tax liability has been recorded. This amount represents an allocation of income to bad debt deductions for tax purposes alone. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments from carryback of net operating losses would create income for tax purposes only, which would be subject to current tax. The unrecorded deferred tax liability on the above amount at December 31, 1997 and 1996 was approximately $3.0 million.


                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the Earnings per common share and Earnings per common share assuming dilution is as follows for the years ended December 31:



                                                        1997          1996         1995
                                                        ---          -----         ----
                                                   (Dollars in thousands except share data)
EARNINGS PER COMMON SHARE
    Net Income available to
      common shareholders                             $7,527      $3,094         $3,629
                                                      ======      ======         ======

    Weighted average common
      shares outstanding                           5,150,401   5,552,911      5,746,453
                                                   =========   =========      =========

EARNINGS PER COMMON SHARE                              $1.46        $.56           $.63
                                                       =====       =====           ====
EARNINGS PER COMMON SHARE
  ASSUMING DILUTION

      Net Income available to
        common shareholders                           $7,527      $3,094         $3,629
                                                      ======      ======         ======
      Weighted average common
        shares outstanding                         5,150,401   5,552,911      5,746,453

      Add:  Dilutive effects of assumed
        exercises of stock options and
        warrants                                     458,659     132,656         34,803
                                                     -------      -------         ------
       Weighted average common and
         dilutive potential common shares
         outstanding                               5,609,060   5,685,567      5,781,256
                                                   =========   =========      =========
       EARNINGS PER COMMON SHARE
         ASSUMING DILUTION                          $   1.34       $ .54        $   .63
                                                   =========       ======        =======


All share and per share information has been retroactively adjusted to reflect the 10% stock dividend paid on September 30, 1997.






                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and cash equivalents
For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities
Fair values for securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Federal Home Loan Bank stock
The carrying amount of this stock is a reasonable estimate of fair value.

Loans
The fair value of fixed and variable rate loans is principally estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Prepayment speeds are assumed in projecting future cash flows based upon the current interest rate environment and recent actual prepayment history. The carrying value of the allowance for loan losses is a reasonable estimate of fair value.

Deposit liabilities
The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

Accrued interest receivable and payable
For these items, the carrying amount is a reasonable estimate of fair value.

Federal Home Loan Bank advances
The fair values for these advances are determined by discounting cash flows using rates currently offered for advances of similar remaining maturities.


                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Federal Funds purchased
For these short term instruments, the carrying amount is a reasonable estimate of fair value.

Commitments to extend credit
The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of commitments was immaterial at the reporting dates presented.

The estimated fair values of the Company's financial instruments are as follows at December 31:



                                        1 9 9 7               1 9 9 6
                                        -------               -------
                                 Carrying     Fair       Carrying     Fair
                                  Value       Value        Value      Value
                                 --------  -----------  -----------  -------
                                           (Dollars in thousands)
    Financial assets
       Cash and cash
        equivalents               $32,524      $32,524      $22,801  $22,801
       Securities available
        for sale                   57,308       57,308       62,906   62,906
       Federal Home Loan
        Bank stock                  7,308        7,308        6,958    6,958
       Loans held for sale          1,955        1,955           --       --
       Loans, net                 747,423      754,092      715,551  718,363
       Accrued interest
        receivable                  4,528        4,528        4,691    4,691

    Financial liabilities
       Deposits                   654,560      655,796      622,492  625,170
       Federal funds purchased         --           --        2,000    2,000
       Federal Home Loan
        Bank advances             145,458      145,494      139,170  138,824
       Accrued interest payable     2,442        2,442        2,027    2,027



                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Ottawa Financial Corporation at December 31:


                            CONDENSED BALANCE SHEETS


                                                           1997         1996
                                                           ----         ----
                                                         (Dollars in thousands)
ASSETS
   Cash and due from financial institutions             $     1,406  $     1,087
   Securities available for sale                                           6,218
   Accrued interest receivable                                                75
   Loans receivable from Employee Stock Ownership Plan        2,533        2,955
   Investment in subsidiary bank                             72,634       66,873
   Other assets                                                 176           90
                                                        -----------  -----------

       Total assets                                     $    76,749  $    77,298
                                                        ===========  ===========

LIABILITIES
   Other liabilities                                    $       386  $       381

SHAREHOLDERS' EQUITY                                         76,363       76,917
                                                        -----------  -----------

   Total liabilities and shareholders' equity           $    76,749  $    77,298
                                                        ===========  ===========




                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





NOTE 21 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
     (Continued)

                 CONDENSED STATEMENTS OF INCOME, FOR THE YEARS:


                                                     1997            1996       1995
                                                     ----            ----       ----
                                                          (Dollars in thousands)
Interest and dividend income
    Securities                                  $        175    $     807  $  2,064
    Loan to Employee Stock Ownership Plan                210          243       274
    Dividends from subsidiary bank                     4,000        2,449    15,000
                                                ------------    ---------  --------
                                                       4,385        3,499    17,338

Net gain on sale of securities                           151          270

Operating expenses                                       769          737       673
                                                ------------    ---------  --------


INCOME BEFORE FEDERAL INCOME TAXES AND
 EQUITY IN UNDISTRIBUTED EARNINGS OF
 SUBSIDIARY BANK                                       3,767        3,032    16,665

Federal income tax expense (benefit)                     (88)         198       562
                                                ------------    ---------  --------


INCOME BEFORE EQUITY IN UNDISTRIBUTED
 EARNINGS OF SUBSIDIARY BANK                           3,855        2,834    16,103

Equity in undistributed (excess distributed)
 earnings of subsidiary bank                           3,672          260   (12,474)
                                                ------------    ---------  --------

NET INCOME                                      $      7,527    $   3,094  $  3,629
                                                ============    =========  ========





                                  (Continued)

                          OTTAWA FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
     (Continued)
               CONDENSED STATEMENTS OF CASH FLOWS, FOR THE YEARS:


                                                       1997      1996      1995
                                                       ----      ----      ----
                                                         (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                         $ 7,527  $  3,094  $  3,629
  Adjustments to reconcile net income to
   cash provided by operations
     Equity in income of subsidiary bank              (7,672)   (2,709)   (2,526)
     Net accretion of securities discounts               (12)      (17)     (146)
     Net gain on sale of securities                     (151)     (270)
     Change in
       Interest receivable                                75       305       110
       Other assets                                      (86)      322      (417)
       Other liabilities                                  68       270        40
                                                     --------  --------  --------
          Net cash provided by operating activities     (251)      995       690

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of securities available for sale                             (18,413)
  Proceeds from sales of securities available
   for sale                                            5,884    36,118
  Proceeds from calls and maturities of
   securities available for sale                         307     1,064     8,174
  Principal reduction of ESOP note receivable            422       422       422
  Contribution to subsidiary bank                       (112)     (108)     (123)
  Cash paid in the acquisition of AFSB                         (30,943)
  Cash dividends received from subsidiary bank         4,000     2,449    15,000
                                                     --------  --------  -------
     Net cash used in investing activities            10,501     9,002     5,060

CASH FLOWS FROM FINANCING ACTIVITIES
  Purchase of treasury shares                         (8,833)   (7,787)   (4,215)
  Proceeds from exercise of stock options                258       508
  Proceeds from exercise of stock warrants               502
  Cash dividends paid                                 (1,858)   (1,699)   (1,600)
                                                     --------  --------  --------
     Net cash from financing activities               (9,931)   (8,978)   (5,815)
                                                     --------  --------  --------

Net change in cash                                       319     1,019       (65)

Cash at beginning of period                            1,087        68       133
                                                     --------  --------  --------

CASH AT END OF PERIOD                                $ 1,406    $1,087   $    68
                                                     ========  ========  ========

                          OTTAWA FINANCIAL CORPORATION
                            QUARTERLY FINANCIAL DATA
                                    Unaudited

The following is a summary of selected unaudited quarterly results of operations for the years ended December 31, 1997, and 1996. In the opinion of management, all adjustments necessary for a fair presentation of such financial data have been included. All such adjustments are of a normal recurring nature.


                                                             QUARTER ENDED
---------------------------------------------------------------------------------------------------
(In Thousands, Except Per Share Data (3))   March 31(1)  June 30 September 30  December 31
---------------------------------------------------------------------------------------------------

1997
Net interest income                           $ 6,553   $ 6,915   $ 6,784       $ 6,770
Provision for loan losses                         150       150       180           180
Non-interest income                               721     1,037       942         1,446
Non-interest expense                            4,424     4,678     4,727         4,879
Income before income taxes                      2,701     3,124     2,819         3,156
Net income                                      1,716     1,962     1,730         2,119

Earnings per Common Share                         .32       .38       .34           .42
Earnings per Common Share Assuming Dilution       .31       .36       .31           .37


1996
Net interest income                           $ 4,983   $ 6,158   $ 6,500       $ 6,498
Provision for loan losses                         114       150       150           150
Non-interest income                               919       902       756           750
Non-interest expense                            3,765     4,523     8,650(2)      4,906
Income before income taxes                      2,023     2,387    (1,544)        2,192
Net income                                      1,296     1,456    (1,136)        1,477

Earnings per Common Share                         .23       .26      (.21)          .27
Earnings per Common Share Assuming Dilution       .22       .25      (.20)          .27






(1) For the quarter ended March 31, 1996, there was significant variation from prior quarters due to the acquisition of AFSB in February 1996. This and subsequent quarters reflect results of the combined organization.
(2) Reflects the one-time SAIF assessment of $3.51 million expensed as of September 30, 1996 (see Note 17 of the Notes to the Consolidated Financial Statements).
(3) All per share information has been retroactively adjusted to reflect the 10% stock dividend paid on September 30, 1997 and the effects of SFAS No. 128.

                             SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

245 Central Avenue
Holland, MI  49423-3298

MARKET

         Ottawa Financial Corporation's common stock is traded on the Nasdaq National Market under the symbol "OFCP." Total shares outstanding as of December 31, 1997, were 5,313,084. The high and low bid quotations for the common stock as reported on the Nasdaq as well as dividends declared per share, were as follows.

          QUARTER ENDED                    HIGH                 LOW            DIVIDENDS
          March 31, 1996                 $15.227              $14.091            $.07
          June 30, 1996                  $15.000              $14.659            $.07
          September 30, 1996             $15.000              $14.545            $.08
          December 31, 1996              $15.682              $14.545            $.08
          March 31, 1997                 $18.977              $15.341            $.08
          June 30, 1997                  $20.682              $18.636            $.09
          September 30, 1997             $27.125              $20.453            $.09
          December 31, 1997              $34.000              $26.000            $.10


         The information set forth in the table above was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

         The Board of Directors intends to continue the payment of quarterly cash dividends, dependent upon the results of operations and financial condition of the Company and other factors. Restrictions on dividend payments are described in Note 12 of the Notes to Consolidated Financial Statements.

         As of March 12, 1998, the Company had approximately 2,194 shareholders of record and 5,304,141 shares outstanding of common stock.

ANNUAL REPORT ON FORM 10-K

         A copy of Ottawa Financial Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Douglas J. Iverson, Executive Vice President and Secretary, Ottawa Financial Corporation, 245 Central Avenue, Holland, MI 49423-3298 or by calling (616) 393-7002.

           REGISTRAR/TRANSFER AGENT                     GENERAL COUNSEL
        Registrar and Transfer Company               Cunningham Dalman, PC
                 Cranford, NJ                             Holland, MI

                SPECIAL COUNSEL                       INDEPENDENT AUDITOR
         Silver, Freedman & Taff, LLP            Crowe, Chizek and Company LLP
                Washington, DC                         Grand Rapids, MI