Form 10-K405, Exhibit 13
period 1998-12-31
OTTAWA FINANCIAL CORP
filed 1999-03-30
CIK 920604

1998

Ottawa Financial Corporation / Ameribank

Report To Shareholders



[COVER PHOTO: CURRENTLY UNDER CONSTRUCTION IN MUSKEGON IS THE MERCY HEALTH PAVILION WHICH WILL HOUSE MEDICAL OFFICES. MERCY HOSPITAL WILL LEASE THE
FACILITY FOR WHICH FINANCING IS BEING PROVIDED BY AMERIBANK. REVIEWING THE PROJECT'S PROGRESS ARE FROM LEFT TO RIGHT, WILLIAM FETTIS AND DENNY CHERETTE OF INVESTMENT PROPERTY ASSOCIATES AND LEE PANKRATZ, AMERIBANK'S CHIEF LENDING OFFICER.]

Our Mission: Leadership Through Service

AmeriBank, a wholly-owned subsidiary of Ottawa Financial Corporation, is a financial service organization offering a broad line of financial products and services. AmeriBank delivers value to its shareholders, customers, employees and the communities it serves through superior quality products and services, visionary leadership, strong employee relations, solid performance and profitable growth.


Ottawa Financial Corporation Officers                    Branch Office and ATM Locations           Grand Rapids

Gordon H. Cunningham                                     Holland/Zeeland                           Downtown Grand Rapids
Chairman of the Board, Attorney                                                                    190 Monroe Avenue, NW
                                                         Downtown Holland                          616-559-1712
Douglas J. Iverson                                       245 Central Avenue
Vice Chairman and CEO                                    616-393-7141                              Alpine (ATM)
                                                                                                   3320 Alpine Avenue, NW
Ronald L. Haan                                           Beechwood (ATM)                           616-785-1000
President, COO and Secretary                             180 Douglas Avenue
                                                         616-393-7180                              Breton (ATM)
Jon W. Swets                                                                                       2609 Breton Avenue, SE
Chief Financial Officer and Assistant Secretary          Downtown Holland Drive-In (ATM)           616-956-7110
                                                         10 East 9th Street
                                                         616-393-7104                              Byron Center (ATM)
                                                                                                   2384 84th Street, SW
Ottawa Financial Corporation Board of Directors          Downtown Zeeland                          616-878-1573
                                                         146 East Main Street
Gordon H. Cunningham                                     616-772-2191                              Cascade (ATM)
Chairman of the Board                                                                              6750 Cascade Road, SE
Attorney & Partner                                       Hamilton (ATM)                            616-949-5515
Cunningham Dalman, P.C.                                  4672 Pine Street
                                                         616-751-5101                              Cutlerville (ATM)
Douglas J. Iverson                                                                                 675 68th Street, SW
Vice Chairman and CEO                                    Hudsonville (ATM)                         616-827-1400
AmeriBank                                                2855 Port Sheldon Street, SW
                                                         616-669-4400                              Grandville (ATM)
Ronald L. Haan                                                                                     4495 Wilson Avenue, SW
President, COO and Secretary                             South Washington (ATM)                    616-531-0700
AmeriBank                                                1000 South Washington Avenue
                                                         616-393-7065                              Jenison (ATM)
Ronald J. Bieke                                                                                    600 Baldwin Drive, SW
President                                                West Ottawa (ATM)                         616-457-3350
Arcadia BIDCO Corporation                                392 136th Street
                                                         616-393-7103                              Kentwood (ATM)
B. Patrick Donnelly, III                                                                           5300 Kalamazoo Avenue, SE
President                                                Zeeland West (ATM)                        616-281-5200
Productive Solutions, LLC                                523 West Main Street
                                                         616-772-4800                              Muskegon/North Lakeshore
Gordon L. Grevengoed
Retired Vice Chairman of the Board and CEO               ATM Only Locations                        Downtown Muskegon
AmeriBank                                                                                          880 First Street
                                                         Westshore Mall                            616-726-4461
G. W. Haworth                                            12231 James Street, Holland
Founding Chairman                                                                                  Fremont (ATM)
Haworth, Inc.                                            Hope College                              211 W. Main Street
                                                         DeWitt Center, Holland                    616-924-5600
Robert D. Kolk
President                                                Haworth Inc.                              Grand Haven (ATM)
Mechanical Transplanter Co.                              Member Center, Holland                    1600 S. Beacon Boulevard
                                                                                                   616-846-1350
Brian Koop
Vice President and Senior Executive                                                                Hart (ATM)
JCI Institute                                                                                      424 State Street
                                                                                                   616-873-5607
Leon E. Koops
President                                                                                          North Muskegon (ATM)
Hamilton Distributing Company                                                                      621 Dykstra Road
                                                                                                   616-744-4731

                                                                                                   Roosevelt Park (ATM)
                                                                                                   3145 Henry Street
                                                                                                   616-759-3000

                                                                                                   Terrace Street Drive-In (ATM)
                                                                                                   877 Terrace Street
                                                                                                   616-722-1371

                                                                                                   Whitehall (ATM)
                                                                                                   211 South Mears Avenue
                                                                                                   616-894-5635


                                                                                                   Ottawa Financial Corporation
                                                                                                   245 Central Avenue
                                                                                                   Holland, Michigan 49423
                                                                                                   www.AmeriBank.net

                                   AmeriBank

                          ---------------------------

                          Ottawa Financial Corporation

TABLE OF CONTENTS


Our Mission: Leadership Through Service, Inside Front Cover

Letter To Our Shareholders, page 2

Commercial Banking: Consistent Approach Defines Success, page 4

Branch Banking: Expanding Services, Building Strong Relationships, page 6

Residential Mortgages: Realizing Gains in a Challenging Environment, page 8

AmeriPlan: A First Year Success Story, page 10

Gordon L. Grevengoed: A Tribute, page 12

Financial Charts, page 13

Selected Consolidated Financial Information, page 14

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Report of Independent Auditors, page 28

Consolidated Balance Sheets, page 29

Consolidated Statements of Income, page 30

Consolidated Statements of Changes in Shareholders' Equity, page 31

Consolidated Statements of Cash Flows, page 32

Consolidated Statements of Comprehensive Income, page 33

Notes to Consolidated Financial Statements, page 34

Quarterly Financial Information, page 51

Shareholder Information, page 52

Officers and Directors, Inside Back Cover

Branch Office and ATM Locations, Inside Back Cover


Cover photo: Currently under construction in Muskegon is the Mercy Health Pavilion which will house medical offices. Mercy Hospital will lease the facility for which financing is being provided by AmeriBank. Reviewing the project's progress are from left to right, William Fettis and Denny Cherette of Investment Property Associates and Lee Pankratz, AmeriBank's Chief Lending Officer.


                                                OTTAWA FINANCIAL CORPORATION   1

[PICTURE OF DOUGLAS J. IVERSON, VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER OTTAWA FINANCIAL CORPORATION]



Letter to our Shareholders


Dear Shareholders:

1998 was a year of strong financial performance for Ottawa Financial Corporation. Our record earnings of $8.7 million for the year resulted in an 18% improvement in earnings per share. We remain committed to the enhancement of shareholder value. That commitment defines our strategic initiatives and determines the products we provide, the services we offer and the people we employ.

   During 1998, we focused on expanding our business banking services and promised to develop as a full financial service company. We have made significant progress in both areas. We increased our commercial loan portfolio by $71.1 million, representing 45% growth. We expanded our deposit customer base by $39.0 million, with the largest increase in commercial deposit accounts. In addition, our investment subsidiary contributed $597,000 in gross revenues to noninterest income during the year. Our qualified staff, along with our new commercial banking product lines such as account analysis, zero balance accounts, sweep accounts and direct deposit-ACH origination, contributed heavily to achieving these goals.

   Our focus for 1999 is on the bottom line. Our goals for this upcoming year include continuing to grow the loan portfolio. Our attention will be on the higher yielding commercial and consumer lines of business. In addition, we are analyzing opportunities for enhancing noninterest income, as well as evaluating and implementing new initiatives for containing costs and improving efficiencies. We are pleased about providing automated underwriting to our mortgage banking customers and look forward to complete implementation of this service in 1999. We are confident this technology will improve efficiencies in our mortgage loan origination.

2   OTTAWA FINANCIAL CORPORATION

   We have a strong loyalty to the local markets we serve and are excited to introduce AmeriBank as the first co-sponsor of the Grand Rapids and Holland area Parade of Homes. Historically, these parades combined have attracted over 30,000 individuals, builders, developers and realtors from Western Michigan. We are encouraged that this opportunity will increase our presence in our market areas and will enable us to attract new, and strengthen existing, customer relationships.

   As a financial service company, our operations are dependent on technology. We have been committed to implementing the latest advances in technology, when cost justified, for the benefit of our customers and internal efficiencies. With the dependency on technology has come an intense public interest in preparing for the year 2000, sometimes called Y2K. Our Y2K plan is on schedule and we have been successfully preparing and testing all systems and affected areas in order to provide a smooth transition into the year 2000.

   It is with great admiration for his professional talents and personal accomplishments that I wish to thank Gordon L. Grevengoed for his 42 years of leadership and loyalty. Mr. Grevengoed, Vice Chairman, President and CEO announced his retirement in November 1998. While Mr. Grevengoed will be leaving the management of the company, we are pleased that he will be continuing to assist in defining the direction of the corporation and the bank through his service as a member of the Board of Directors. As a personal friend and colleague, I would like to wish Gordon health and happiness in his well-deserved retirement.

   I am fortunate to be working along side of Ronald L. Haan, President and COO, who is a highly talented and experienced financial executive. Both Ron and I, in our newly appointed positions, are surrounded by a qualified management team. This key group of gifted individuals will be instrumental in guiding your company into the next millennium and delivering on our promise to improve shareholder value.

   On behalf of the Corporation, I would like to thank our employees for their hard work and dedicated service, our customers for their loyalty and support, and our shareholders for their allegiance and continued confidence. We are committed to building shareholder value through continuous improvement in our operations and look forward to an exciting year ahead.

Sincerely,

/s/ Douglas J. Iverson

Douglas J. Iverson
Vice Chairman and Chief Executive Officer
Ottawa Financial Corporation


                                                OTTAWA FINANCIAL CORPORATION   3

                           LEADERSHIP THROUGH SERVICE


[PICTURE OF MICHAEL WEBSTER, SENIOR VICE PRESIDENT, COMMERCIAL LENDING --
CAPTION: AMERIBANK HAS DEVELOPED A REPUTATION IN THE AREA OF COMMERCIAL REAL ESTATE, CONSTRUCTION, AND DEVELOPMENT LENDING BY SERVING THIS MARKET CONSISTENTLY SINCE 1990.

     --   MICHAEL WEBSTER
          SENIOR VICE PRESIDENT,
          COMMERCIAL LENDING]


COMMERCIAL BANKING:
CONSISTENT APPROACH DEFINES SUCCESS

Consistency. In a word, it captures the essence of AmeriBank's commercial banking division. Whether describing service offerings, relationship building, or caliber of staff, consistency is key to our continuing success in commercial and business banking.

   1998 was an outstanding year on all fronts. Our pledge to introduce a variety of non-lending commercial products and services was fulfilled enabling AmeriBank to better meet the present and future needs of our customers. The addition of more sophisticated cash management services such as sweep accounts, business credit cards, bank courier service and others aided in attracting new commercial customers.

   Cash management services go hand-in-hand with commercial lending which also saw significant growth in 1998. Total outstanding commercial business and real estate loans rose from $157 million to $228 million--an increase of 45 percent. This portfolio includes commercial real estate, construction and development loans, multi-family real estate loans, industrial real estate loans, equipment and commercial vehicle loans and operating lines of credit. In addition, letters of credit to support purchases, as well as taxable and tax-free bond issuances are offered. Even with strong growth, asset quality has not diminished. The findings of our independent loan review confirm that asset quality continues to be very high.

   A long-range goal is to restructure our loan portfolio evenly between commercial, residential mortgage and consumer loans. Whereas commercial loans represented 21 percent of our total loan portfolio at year-end 1997, they now comprise 29 percent. This represents remarkable progress toward our goal which will allow the bank to increase earnings at a comfortable level of risk.

   Commercial lending, in particular, has benefited greatly from a consistent approach. Michael Webster, Senior Vice President of Commercial Lending, says AmeriBank has built a name for itself in the area of commercial real estate, construction and development lending by serving this market consistently since 1990. "It's a lending discipline that takes longer to understand and properly administer than others. We have seasoned professionals and we've been able to attract additional talent because of our solid reputation."

   These qualities have not gone unnoticed, particularly during this time of bank mega-mergers. Says Webster, "We're dependable and consistent in a market that hasn't seen much consistency."

   In 1999, the commercial division will focus on growing its loan portfolio, adding experienced lenders and delivering top-quality service to an expanding customer base.


4   OTTAWA FINANCIAL CORPORATION

[PAGE 5 -- PICTURE]

[PICTURE OF JIM STUCK, GRANDVILLE BRANCH MANAGER --
CAPTION: PROVIDING QUALITY SERVICE IS ROOTED IN THE DEVELOPMENT OF STRONG RELATIONSHIPS. AMERIBANK'S BRANCH BANKS FOCUS ON DEVELOPING CLOSE TIES WITH THE PEOPLE AND COMMUNITIES THEY SERVE.
  --   JIM STUCK
       GRANDVILLE BRANCH MANAGER]



BRANCH BANKING:
EXPANDING SERVICES, BUILDING
STRONG RELATIONSHIPS

Today's consumers are seeking better and faster ways of meeting the demands of daily living. Increasingly, technology is providing the solutions. At AmeriBank, we continue to harness the power and ease of technological advances for the benefit of our customers.

   During the second quarter of 1998, we introduced AmeriCall 24TM. This automated telephone service provides an extremely efficient way for AmeriBank customers to access their accounts anytime, anywhere. Customers are able to retrieve useful account and banking information as well as complete common banking transactions such as transfers, advances, and payments. AmeriCall 24TM has proven to be very popular for many of our customers. The volume of transactions has steadily increased each month, with well over 1800 transactions now received daily.

   Fulfilling customer expectations through new and different products and services tailored to their future needs will continue to be one of our corporate objectives. Likewise, we continue to focus on the quality of service provided and the building of relationships. Our slogan, "Friendly. Local. Smart." summarizes these benefits.

   These attributes come to life annually in a community service project called StoryBook Christmas. Bank staff and customers pull together to collect thousands of new and gently used books for distribution to West Michigan organizations who then distribute them to children in need. During the 1998 holiday season, AmeriBank's 26 branches collected over 8,700 books.

   In Grand Rapids, the pediatric unit at St. Mary's Hospital received over 500 books--a portion of the books that were collected by the Grandville and Cascade branch offices. "Our staff, customers and people from the community have all supported this program with their enthusiasm and their contributions," Jim Stuck, manager of AmeriBank's Grandville branch said. "We are pleased to be able to help the kids by making their stay in the hospital a little more pleasant by offering them a choice of books."

   In all, more than 20 groups and organizations receive books collected during the program. Storybook Christmas fulfills a need in our community while strengthening the bond between customers and staff.


6   OTTAWA FINANCIAL CORPORATION

[PAGE 7 -- PICTURE]

[PICTURE OF CINDY MATTHEWS, MUSKEGON BRANCH MANAGER --
CAPTION: AMERIBANK'S MUSKEGON BRANCH HAD ITS BEST YEAR EVER IN WRITING RESIDENTIAL MORTGAGES, CONTRIBUTING TO THE BANK'S RECORD-SETTING YEAR.
  --   CINDY MATTHEWS
       MUSKEGON BRANCH MANAGER]


RESIDENTIAL MORTGAGES:
REALIZING GAINS IN A CHALLENGING ENVIRONMENT

Our residential mortgage division saw record activity in 1998. We originated $258 million in new loans. In addition, $2.4 million in gains on sales of mortgage loans were generated from secondary market operations, representing a significant increase in this type of noninterest income.

   While the bank realized record loan activity, sales of those loans actually caused the bank's outstanding residential mortgage portfolio to decline by 12 percent. This small decrease contributed favorably to the restructuring of our loan portfolio which has as its goal, a more even distribution between residential mortgage, consumer, and commercial loans. We made significant progress toward this long-term goal in 1998. As a result of the residential mortgage activities noted here, our total loan portfolio is now more evenly balanced.

   These results were largely affected by our low-rate environment and a highly competitive marketplace characterized by a variety of loan options. To offset these market forces, specialized expertise has been added to the Corporation's staff to develop the consumer and commercial loan portfolios and other lines of fee-generating business consistent with the Corporation's strategic plan.

   During the second quarter, we saw the addition of a new title insurance subsidiary which will complement our residential mortgage program. This new subsidiary is expected to offer competitive title insurance products to our loan customers while adding revenue to our bottom line.

   Over the years, we have worked to build asset quality in our commercial and consumer loan portfolio. The findings of our most recent, independent loan review confirm that AmeriBank has been able to maintain a high level of asset quality in the face of increasing loan activity. We are proud of this achievement and pledge to continue to increase our portfolio with high quality assets.


8   OTTAWA FINANCIAL CORPORATION

[PAGE 9 -- PICTURE]

[PICTURE OF DON VANDENBRINK, AMERIBANK FINANCIAL PLANNER --
CAPTION: AMERIPLAN HAS BEEN SUCCESSFUL NOT ONLY IN MEETING THE NEEDS OF EXISTING BANK CUSTOMERS BUT ALSO IN ATTRACTING NEW CUSTOMERS. FORTY-FIVE PERCENT OF AMERIPLAN'S BUSINESS IN 1998 CAME FROM NEW CUSTOMERS.
  --   DON VANDENBRINK
       AMERIBANK FINANCIAL PLANNER]


AMERIPLAN:
A FIRST YEAR SUCCESS STORY

Our evolution into a financial service organization offering a broad line of financial products and services remained on target with the successful introduction of AmeriPlan Financial Services, Inc. This new subsidiary--which completed its first full year--assists customers with personal, long-term financial planning and offers alternative investment products and services.

   AmeriPlan met its first-year sales goals resulting in significant increases in non-interest fee income for the Corporation. AmeriPlan attained profitability during 1998 and contributed a total of $597,000 in gross revenues. The majority of sales were mutual funds and annuities. Two additional services were added late in the year. Long-term care insurance and wrap accounts are now available.

   AmeriPlan's introduction has been met with strong interest among existing customers and also has served as a magnet attracting new customers to the Corporation. Don VandenBrink, financial planner serving the Holland area, says 45 percent of AmeriPlan's business came from new customers, resulting in a whole new revenue source for the bank. VandenBrink attributes the positive response to several factors including a high level of trust between customer and provider, the ever increasing need for non-traditional bank products, and also convenience. "Customers often comment that it is so great having one location where they can have all of their financial needs met," says VandenBrink.

   These accomplishments were consistent with our stated goals of attracting new bank relationships, strengthening existing bank relationships and growing non-interest fee income. AmeriPlan services are offered through three registered individuals each serving one of the Bank's three primary regions: Grand Rapids, Holland and Muskegon.

   During 1999, AmeriPlan will continue to build on its client base while offering a high level of customer service. To achieve this, additional staff members will be added in the support area. We are extremely optimistic about our future as a financial services organization and AmeriPlan's continued success.



10   OTTAWA FINANCIAL CORPORATION

[PAGE 11 -- PICTURE]

                        GORDON L. GREVENGOED: A TRIBUTE


In November 1998, Ottawa Financial Corporation announced the retirement of Gordon L. Grevengoed, Vice Chairman, President and CEO. Grevengoed, who continues to serve on the boards of both the Corporation and the Bank, says he is very pleased to be leaving the management of the company in the hands of Doug Iverson, Vice-Chairman and CEO, and Ron Haan, President and COO. "We are very fortunate to have two very talented individuals to lead the company as we move into the new millennium. Both men are experienced, extremely gifted and are well regarded in their communities and in the financial arena."

   Grevengoed joined Ottawa Savings and Loan Association in Holland in 1956. One of five employees at the time, he worked as a teller and took loan applications. In reflecting on his 42 years in banking, he noted that it has been change that has added excitement to his work. Change may be an understatement. From it's humble beginnings as a single branch, Ottawa Savings Bank grew to 13 branches and 190 employees before its merger in February 1996 with AmeriBank. Grevengoed orchestrated the merger which combined Ottawa Savings Bank and AmeriBank under the parent company, Ottawa Financial Corporation. Since then, under Grevengoed's capable leadership, AmeriBank has grown to include 326 employees and 26 bank locations in 6 west Michigan counties. Assets have appreciated by more than 32 percent to almost a billion dollars.

   Grevengoed says his immediate retirement plans call for spending more time with his wife Marilyn, their fourteen grandchildren, doing Christian service work and playing golf and tennis. He said he knows he will have plenty of opportunities to stay involved in the community, but he plans to take his time deciding just what he will do.



12   OTTAWA FINANCIAL CORPORATION

FINANCIAL CHARTS


[BAR GRAPH:               [BAR GRAPH:                        [BAR GRAPH:
RETURN ON EQUITY          EARNINGS PER SHARE                 NET INTEREST MARGIN
PERCENTAGE                DOLLARS PER SHARE                  PERCENTAGE

1994 -  6.38              1994* -  .21                       1994 - 4.17
1995 -  4.62              1995  -  .57                       1995 - 4.44
1996*-  6.83              1996**-  .86                       1996 - 3.50
1997 -  9.93              1997  - 1.22                       1997 - 3.37
1998 - 11.49              1998  - 1.44                       1998 - 3.26]

*ADJUSTED TO REMOVE       ALL PER SHARE INFORMATION
THE IMPACT OF THE         HAS BEEN ADJUSTED TO
ONE-TIME SAIF             REFLECT THE 10% STOCK
ASSESSMENT.]              DIVIDENDS PAID ON AUGUST 31,
                          1998 AND SEPTEMBER 30, 1997
                          *BASED UPON EARNINGS
                          SUBSEQUENT TO STOCK
                          CONVERSION IN AUGUST 1994.
                          **ADJUSTED TO REMOVE THE
                          IMPACT OF THE ONE-TIME SAIF
                          ASSESSMENT.]


[BAR GRAPH:               [BAR GRAPH:                        [BAR GRAPH:
TOTAL ASSETS              RETURN ON ASSETS                   NON-PERFORMING
MILLIONS OF DOLLARS       PERCENTAGE                         ASSETS TO TOTAL
                                                             ASSETS
                                                             PERCENTAGE
1994 - 328                1994 - 1.03                        1994 - .36
1995 - 370                1995 - 1.08                        1995 - .76
1996 - 848                1996*-  .72                        1996 - .36
1997 - 886                1997 -  .87                        1997 - .36
1998 - 938]               1998 -  .94                        1998 - .43]

                          *ADJUSTED TO REMOVE THE IMPACT
                          OF THE ONE-TIME SAIF ASSESSMENT.]


                                               OTTAWA FINANCIAL CORPORATION   13

SELECTED CONSOLIDATED FINANCIAL INFORMATION

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

      The  following   financial  data   summarizes   more  detailed   financial
information disclosed throughout this report.


December 31,                                      1998              1997              1996(1)             1995              1994
-----------------------------------------------------------------------------------------------------------------------------------
Selected Financial Condition Data:

Total assets                                   $ 938,030         $ 885,817         $ 848,306           $ 370,305         $ 328,461

Loans receivable, net                            769,770           747,423           715,551             276,457           230,818

Securities and Federal Home Loan Bank stock       83,428            64,616            69,864              66,926            73,577

Deposits                                         693,632           654,560           622,492             243,220           231,321

Federal Home Loan Bank advances                  160,268           145,458           139,170              43,241            13,579

Shareholders' Equity                              73,407            76,363            76,917              79,560            78,593

Selected Operations Data:

Total interest income                          $  67,904         $  64,726         $  54,669           $  25,579         $  20,799

Total interest expense                            40,012            37,704            30,531              11,321             9,182
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                               27,892            27,022            24,138              14,258            11,617

Provision for loan losses                            930               660               564                 160               170
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
 for loan losses                                  26,962            26,362            23,574              14,098            11,447

Service charges and other fees                     4,749             3,356             3,042               2,219             1,870

Gain on sales of loans                             2,398               370               141                 309               110

Other noninterest income (loss)                      664               420               145                (435)             (121)
-----------------------------------------------------------------------------------------------------------------------------------
Total noninterest income                           7,811             4,146             3,328               2,093             1,859

Total noninterest expense(2)                      21,092            18,708            21,844              10,651             8,999
-----------------------------------------------------------------------------------------------------------------------------------
Income before federal income tax expense          13,681            11,800             5,058               5,540             4,307

Income tax expense                                 5,013             4,273             1,964               1,911             1,308
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                     $   8,668         $   7,527         $   3,094           $   3,629         $   2,999
===================================================================================================================================
Basic earnings per common share(3)             $    1.59         $    1.33         $     .51           $     .57         $     .21
===================================================================================================================================
Diluted earnings per common share(3)           $    1.44         $    1.22         $     .49           $     .57         $     .21
===================================================================================================================================
Cash dividends declared per common share(3)    $     .39         $     .33         $     .28           $     .25         $     .05
===================================================================================================================================

(1) Significant variation from prior years due primarily to the acquisition of AFSB in February 1996 (see Note 2 of the Notes to the Consolidated Financial Statements).
(2) Noninterest expense for 1996 includes the one-time SAIF assessment of $3.5 million (see Note 17 of the Notes to the Consolidated Financial Statements).
(3) Weighted average common shares outstanding for 1998, 1997, 1996, 1995 and 1994 were 5,436,541, 5,665,441, 6,108,202, 6,321,098 and 6,320,267
     respectively. Weighted average common and dilutive potential common shares outstanding for 1998, 1997, 1996, 1995 and 1994 were 6,027,849, 6,169,966,
     6,254,124, 6,359,382 and 6,320,267, respectively. All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on August 31, 1998 and September 30, 1997, and the adoption of Statement of Financial Accounting Standards No. 128, Earnings per Share.




14   OTTAWA FINANCIAL CORPORATION


SELECTED CONSOLIDATED FINANCIAL INFORMATION

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


December 31,                                    1998            1997           1996           1995            1994
-------------------------------------------------------------------------------------------------------------------
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets                                 .94%            .87%           .41%          1.08%           1.03%
    SAIF adjusted(2)                                                            .72
Average interest rate spread during period      2.89            3.01           3.08           3.31            3.53
Net interest margin(1)                          3.26            3.37           3.50           4.44            4.17
Ratio of operating expense to
 average total assets                           2.28            2.15           3.06           3.16            3.14
    SAIF adjusted(2)                                                           2.56
Efficiency(3)                                  63.19           61.13          79.56          65.14           66.78
    SAIF adjusted(2)                                                          66.75
Return on equity                               11.49            9.93           3.93           4.62            6.38
    SAIF adjusted(2)                                                           6.83

Quality Ratios:
Non-performing assets to
 total assets at end of period                  0.43            0.36           0.36           0.76            0.36
Allowance for loan losses to
 non-performing loans                         119.51          118.62         109.89          51.38          109.78
Allowance for loan losses to
 total loans receivable, net                    0.49            0.44           0.44           0.45            0.48

Capital Ratios:
Equity to total assets at end of period         7.83            8.62           9.07          21.48           23.92
Average equity to average assets                8.15            8.73           9.09          22.62           16.15
Ratio of average interest-earning assets
 to average interest-bearing liabilities        1.08x           1.07x          1.10x          1.32x           1.19x
Number of full service offices                    26              26             26             13              13


(1)  Net interest income divided by average interest-earning assets.
(2) Ratio is revised to remove the impact of the one-time SAIF assessment of $3.5 million expensed in 1996 (see Note 17 of the Notes to Consolidated Financial Statements).
(3) Ratio of noninterest expense to the total of net interest income before provision for loan losses and noninterest income net of gains and losses on sales of assets.


                                               OTTAWA FINANCIAL CORPORATION   15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


This Management's Discussion and Analysis should be read with the consolidated financial statements attached. The financial statements reflect the consolidated financial condition and results of operations of Ottawa Financial Corporation and its wholly-owned subsidiary, AmeriBank.

General

Ottawa Financial Corporation recorded recorded earnings in 1998. Improvements in net interest income and noninterest income contributed heavily to the growth in earnings. Our focus on developing our business banking services, as well as healthy loan demand in our market area, enabled us to increase the commercial business and real estate loan portfolio. This portfolio, which includes commercial real estate loans, construction and development loans, multi-family real estate loans, industrial real estate loans, equipment and commercial vehicle loans, and operating lines of credit grew by $71.1 million, representing a 45% growth rate.

   The recent mergers in our local market area and our promise to become a full financial service company have enabled us to expand and diversify our customer base. Deposits are up $39.0 million from 1997, with the largest increase in commercial deposit accounts. Through our 26 retail banking offices in Western Michigan, we began offering a number of new products and services during 1998. These included special services for our business banking customers such as account analysis, zero balance accounts, sweep accounts and direct deposit-ACH origination; title insurance to our loan customers through our new title insurance subsidiary; as well as "AmeriCall 24" for all of our deposit customers.

   Our new subsidiary, AmeriPlan Financial Services, Inc., assists customers with their personal financial planning and offers a variety of investment and insurance products. We have added specialized expertise to our staff to develop this new line of fee generating business consistent with our strategic plan. The benefit of this investment in resources is reflected in the growth in fee income on sales of mutual funds and annuities. This investment subsidiary has contributed $597,000 in gross revenues to noninterest income during 1998.

Financial Condition

Total assets increased to $938.0 million at December 31, 1998 from $885.8 million at December 31, 1997. Loans and securities experienced the most growth. Proceeds received from the growth in deposits and FHLB advances funded the increase in assets.

   Securities increased to $71.6 million at December 31, 1998 from $57.3 million at December 31, 1997. As interest rates declined during the year, a large portion of our agency securities were called by the issuers. With these proceeds and other funding sources, we invested in non-callable agency securities and adjustable rate securities. We invested in non-callable agency securities to reduce the risk of having to reinvest in lower yielding securities during a falling interest rate environment as a result of the issuers exercising their call option and invested in adjustable rate securities to manage interest rate risk.

   Net loans receivable increased to $769.8 million at December 31, 1998 from $747.4 million at December 31, 1997. The commercial business and commercial real estate portfolio grew by 45%, while the consumer portfolio grew by 8%. Our focus on the development of our commercial and business banking services, as well as healthy loan demand in our market area, provided for this growth.

   The one-to-four family mortgage loan portfolio decreased by 12% during 1998 even though the volume of loans originated increased dramatically. The volume of residential mortgage loans originated for sale increased from $45.4 million in 1997 to $151.4 million in 1998. We achieved this growth from the significant increase in refinancing activity resulting from the decline in mortgage interest rates during 1998, as well a change in our method of pricing mortgage loans to be sold. During the third quarter of 1997, we offered more competitive rates to our customers by implementing more sophisticated pricing tools. We sell almost


16   OTTAWA FINANCIAL CORPORATION
all of our 15 and 30 year term fixed rate mortgage production and retain for our portfolio adjustable rate mortgage production. A significant portion of our adjustable portfolio refinanced to fixed rate during 1998. We then sold these fixed rate loans causing the overall decrease in our mortgage portfolio.

   The increase in both net loans receivable and origination of loans for sale reflects the continued healthy loan demand in our market area. We were well positioned with our loan products to capitalize on this demand. The growth was achieved while maintaining rates consistent with our competitors and maintaining credit quality standards.

   Deposits increased to $693.6 million at December 31, 1998 from $654.6 million at December 31, 1997. Business checking and money market savings accounts experienced the most growth. The growth in these areas compensated for a decline in certificates of deposit of $7.5 million. Much of the longer term certificates of deposit that matured during the year did not roll over into new certificate of deposit accounts likely due to the low interest rate environment. Due to the low rates being offered on wholesale funding sources, we increased our use of Federal Home Loan Bank advances in funding the growth in the loan and security portfolios.

   The primary components of growth in shareholders' equity for 1998 related to net income, as well as proceeds received from the exercise of stock options and warrants. These increases were more than offset by quarterly cash dividends declared and additional repurchases of the Corporation's outstanding shares of common stock. During 1998, we repurchased 551,495 shares of common stock at an average price of $24.73 per share. Stock repurchases are an important part of our capital management and are used to supplement asset growth in achieving our desired capital levels. We will continue to repurchase stock as long as it positively affects our financial performance and does not jeopardize safe and sound capital levels. As such, stock repurchase activity may diminish if growth in assets continues.

   As of December 31, 1998, 444,431 outstanding warrant certificates were exercisable into 537,762 shares of Ottawa's common stock. At the exercise price of $14.46 per share, this would have resulted in proceeds of $7.8 million. After careful consideration and evaluation, the management and Board of Directors of Ottawa Financial Corporation determined it was in the best interests of the Company to make an exchange offer for the outstanding warrants. We offered to exchange for each outstanding warrant, at the holder's option, either .44 shares of common stock or $10.03 in cash. The purpose of the exchange was to reduce the amount of cash received and the number of shares of common stock that could be issued pursuant to an exercise of the warrants. We believed we had adequate capital for our current and foreseeable operations and did not believe we could adequately leverage the funds that would be received upon exercise of the warrants in a manner consistent with our business objectives. We determined that the offer to exchange the warrants for common stock or cash would limit the receipt of excess capital and the number of shares issuable upon exercise of the warrants and best utilize our capital base to maximize value to our shareholders. As of January 26, 1999, the expiration date of the exchange offer, we accepted tenders for approximately 86% of our outstanding warrants. In connection with this exchange, we issued 164,181 shares of Ottawa Financial Corporation common stock and paid $90,130 in cash. The remaining 14% of the warrants were exercised by the date of the warrant plan expiration, resulting in additional capital of $900,000.

   On August 31, 1998, we paid a 10% stock dividend, the second stock dividend declared by the corporation. We have not reduced the amount of the cash dividends as a result of the stock dividend. All share and per share amounts have been retroactively adjusted to reflect the stock dividends paid on August 31, 1998 and September 30, 1997.


                                               OTTAWA FINANCIAL CORPORATION   17

Results of Operations
Comparison of 1998 to 1997

Net income. Net income for 1998 was $8.7 million, or $1.44 per diluted common share, compared to $7.5 million, or $1.22 per diluted common share for 1997. Diluted earnings per share increased $.22, or 18%, for the year ended December 31, 1998 compared to 1997. The growth in noninterest income and, to a lesser extent, the increase in net interest income provided the improvement in earnings. Increases in the provision for loan losses and noninterest expenses partially offset the improvements in earnings.

   In 1996, we introduced a measure we refer to as "cash" or "tangible" earnings per share. Due to significant differences in methods of accounting for business combinations, the concept of cash or tangible earnings per share provides comparability between companies using different methods. Amortization of goodwill and core deposit intangibles, which are non-cash components of net income, are added back to earnings in computing cash or tangible earnings per share. Further, Employee Stock Ownership Plan and Management Recognition Plan expenses are added back as these items also do not involve actual current period cash outflow. Cash or tangible earnings per share also serves as an alternative measure for determining the rate of growth in regulatory (tangible) capital. Since the amortization of goodwill and core deposit intangibles and expenses related to the Employee Stock Ownership Plan and Management Recognition Plan do not reduce tangible capital, these items are added back to earnings in evaluating tangible capital growth. Our diluted cash or tangible earnings per share under this method was $1.83 for the year ended December 31, 1998, compared to $1.58 for 1997, showing a 16% improvement. Since we specifically formulated the calculations for cash or tangible earnings per share, the calculations may not be comparable to similarly titled measures reported by other companies. This measure is not intended to reflect cash flow per share.

   Return on equity for 1998 was 11.49% compared to 9.93% for 1997. The 16% improvement in return on equity was primarily attributable to the improved earnings. In addition, our stock buyback activity also positively impacted return on equity.

Net Interest Income. Our net income is primarily dependent upon net interest income. Net interest income is a function of the difference, or margin between the average yield earned on loans and investment securities and the average rate paid on deposits and other borrowings, as well as relative amounts of these assets and liabilities. The interest margin is affected by economic and competitive factors that influence interest rates, loan demand and deposit flows.

   Net interest income increased $811,000 on a tax equivalent basis for the year ended December 31, 1998 as compared to the same period in 1997. The volume increases in interest-earning assets caused by internal growth experienced in 1998 and late 1997 increased net interest income. Despite the significant decline in general market interest rates during 1998, the yield on total interest-earnings assets experienced only a slight decline. This is attributable to the change in the composition of our loan portfolio to higher yielding commercial loans during 1998. The stable composition of our interest-bearing liabilities, accompanied by the offsetting affects of the general decline in the cost of deposits compared to the small increase in the cost of Federal Home Loan Bank advances, resulted in a minor decline in the cost of interest-bearing liabilities. Together, the decline in the yield on interest-earning assets, offset with the small decline in the cost of interest-bearing liabilities, resulted in a decline in the net interest spread from 3.01% in 1997 to 2.89% in 1998. While the rates on deposit accounts have generally decreased since 1997, the cost of certificate of deposit accounts increased to 5.67% for 1998 compared to 5.61% for 1997. This increase in cost of certificates of deposit is almost entirely due to the decrease in amortization of the purchase accounting adjustment relative to certificate accounts obtained in the acquisition of the former AmeriBank, FSB in early 1996. Amortization of this purchase accounting adjustment was an offset to interest expense. The reduction in net interest margin from 3.37% in 1997 to 3.26% in 1998 is primarily attributable to the spread decline discussed above.


18   OTTAWA FINANCIAL CORPORATION

   Our strategy during 1999 will be to continue to grow the loan portfolio and alter the composition to increase our percentage of higher yielding commercial and consumer loans in relation to the total loan portfolio. It is anticipated this shift may continue to have a positive impact on net interest income and the overall yield on interest-earning assets, but may also result in additional provisions for loan losses as a result of the greater inherent risks associated with commercial and consumer lending compared to residential mortgage lending. Interest rate spreads on the growth likely will tighten due to the current interest rate environment and the cost of funding sources.

Average Balances, Interest Rates and Yields

This table presents the amount of interest income from average interest-earning assets and the yields earned on those assets, as well as the interest expense on average interest-bearing liabilities and the rates paid on those liabilities. All average balances are daily average balances.


Year Ended December 31,                                       1998                          1997                         1996
-----------------------------------------------------------------------------------------------------------------------------
                                       Average                        Average                      Average
                                          Out-   Interest                Out-  Interest               Out-  Interest
                                      standing    Earned/   Yield/   standing   Earned/   Yield/  standing   Earned/   Yield/
                                       Balance       Paid     Rate    Balance      Paid     Rate   Balance      Paid     Rate
-----------------------------------------------------------------------------------------------------------------------------
Interest-Earning Assets:
Loans receivable(1)(2)                $778,282    $62,687     8.05%  $732,927   $59,994     8.19% $605,563   $49,036    8.10%
Securities(2)                           60,513      3,859     6.38     56,635     3,787     6.68    75,850     5,037    6.64
Other interest-earning assets           19,119      1,425     7.46     15,754     1,071     6.80    11,378       733    6.44
-----------------------------------------------------------------------------------------------------------------------------
      Total interest-
       earning assets(1)               857,914     67,971     7.92    805,316    64,852     8.05   692,791    54,806    7.91

Interest-Bearing Liabilities:
Demand and NOW deposits                173,322      6,517     3.76    149,909     5,823     3.89   127,574     4,518    3.54
Savings deposits                        59,485      1,125     1.89     65,678     1,551     2.37    68,590     1,735    2.53
Certificate accounts                   401,026     22,741     5.67    393,757    22,024     5.61   341,795    18,803    5.50

FHLB advances                          160,533      9,591     5.97    140,746     8,293     5.91    94,269     5,451    5.78

Other interest-bearing liabilities         663         38     5.73        184        13     7.07       248        24    9.68
-----------------------------------------------------------------------------------------------------------------------------
      Total interest-
       bearing liabilities             795,029     40,012     5.03    750,274    37,704     5.04   632,476    30,531    4.83
-----------------------------------------------------------------------------------------------------------------------------
Net interest income                               $27,959                       $27,148                      $24,275
=============================================================================================================================
Net interest rate spread                                      2.89%                         3.01%                       3.08%
=============================================================================================================================
Net earning assets                     $62,885                        $55,042                      $60,315
=============================================================================================================================
Net yield on average
  interest-earning assets                                     3.26%                         3.37%                       3.50%
=============================================================================================================================
Average interest-earning assets to
  average interest-bearing liabilities                1.08x                        1.07x                        1.10x
=============================================================================================================================

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
(2) Tax-exempt interest on loans and securities has been converted to a fully-taxable equivalent basis.


                                               OTTAWA FINANCIAL CORPORATION   19

Rate/Volume Analysis of Net Interest Income

This table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.


Year Ended December 31                                                 1998 vs. 1997                                 1997 vs. 1996
------------------------------------------------------------------------------------------------------------------------------------
                                              Increase       Increase                       Increase      Increase
                                            (Decrease)     (Decrease) Total Increase      (Decrease)    (Decrease)  Total Increase
                                         Due To Volume    Due To Rate     (Decrease)   Due To Volume   Due To Rate      (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
Interest-earning assets:
Loans receivable                              $  3,632       $   (940)      $  2,692       $ 10,420       $    538       $ 10,958
Securities                                         222           (150)            72         (1,285)            35         (1,250)
Other interest-earning assets                      244            111            355            296             42            338
----------------------------------------------------------------------------------------------------------------------------------

      Total interest-earning assets              4,098           (979)         3,119          9,431            615         10,046

Interest-bearing liabilities:
Demand and NOW deposits                       $    873       $   (179)      $    694       $    840       $    465       $  1,305
Savings deposits                                  (137)          (289)          (426)           (72)          (112)          (184)
Certificate accounts                               410            307            717          2,902            319          3,221
FHLB advances                                    1,181            117          1,298          2,737            105          2,842
Other interest-bearing liabilities                  27             (2)            25             (5)            (6)           (11)
----------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities         2,354            (46)         2,308          6,402            771          7,173
----------------------------------------------------------------------------------------------------------------------------------
Net interest income                           $  1,744       $   (933)      $    811       $  3,029       $   (156)      $  2,873
==================================================================================================================================


Provision for Loan Losses. Management's periodic analysis of the adequacy of the allowance for loan losses determines the provision for loan losses. The provision was $930,000 in 1998 compared to $660,000 in 1997. The ratio of non-performing assets, consisting of loans 90 days or more delinquent and foreclosed assets, to total assets was .43% as of December 31, 1998 compared to
 .36% as of December 31, 1997. The ratio of the allowance for loan losses to total loans receivable was .49% as of December 31, 1998 compared to .44% as of December 31, 1997. The increase in the provision was primarily for the purpose of growing the allowance for loan loss balance to keep pace with loan growth. The increase was also in response to the shift in the mix of the loan portfolio from mortgage loans to commercial and consumer loans and the higher risk of loss associated with these loans. We anticipate we will increase the allowance for loan loss balance in future periods as we continue to increase these commercial and consumer loan portfolios.

   We maintain the allowance for loan losses at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates, which are subject to change over time. Although the level


20   OTTAWA FINANCIAL CORPORATION
of non-performing assets is considered in establishing the allowance for loan losses balance, variations in non-performing loans have not been meaningful based on our past loss experience and, as such, have not had a significant impact on the overall level of the allowance for loan losses.

   While we consider the allowance for loan losses to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Financial Institutions Bureau and the Federal Deposit Insurance Corporation review the allowance for loan losses as part of their examination process. These regulatory agencies may require additional general or specific allowances based upon their judgement of the information available to them at the time of their examination.

Noninterest Income. Noninterest income for 1998 was $7.8 million compared to $4.1 million for 1997. Increased sales and realizations of gains on sales of mortgage loans, along with fees on sales of mutual funds and annuities, have significantly increased noninterest income. In addition, increases in deposit account service fees contributed to the growth in noninterest income. During the third quarter of 1997, we modified deposit fee structures to achieve more consistency between AmeriBank and AFSB. Savings accounts that fell below a minimum balance and checking accounts that had cancelled checks returned to customers with monthly bank statements were assessed fees.

Noninterest Expense. Noninterest expense increased to $21.1 million for 1998 compared to $18.7 million for 1997. Employee related costs, a portion of which relates to the increased expense of the Employee Stock Ownership Plan due to the higher market value of our stock, increased noninterest expense. Further, we added specialized expertise to our staff to develop the commercial and consumer loan portfolios and other lines of fee generating business consistent with our strategic plan. The benefits of these investments in resources have been reflected in the growth in the commercial business and real estate loan portfolio and the increases in fee income on sales of mutual funds and annuities.

Income Tax Expense. The increase in the income tax expense from $4.3 million in 1997 to $5.0 million in 1998 is due to the higher pre-tax income for the year.

Year 2000 Issue. The year 2000 ("Y2K") issue relates to the inability of computer systems to recognize the year 2000. Processing problems could result from existing computer programs and systems misinterpreting the year 2000 as the year 1900. The financial institutions industry could be significantly impacted by the Y2K issue due to our dependence on technology and date-sensitive data. If systems cannot identify the year 2000, calculations that rely on date field information, such as interest, payment or due dates and other operating functions, could create incorrect information. We may be unable to process transactions, prepare statements or engage in similar normal business activities. Similarly, a failure to properly address the Y2K issue could negatively impact our ability to interact with our suppliers and creditors, as well as to adequately assess the creditworthiness of our borrowers. Therefore, if not adequately addressed, the Y2K issue could have a significant adverse impact on our operations and, in turn, our financial condition and results of operations.

   Financial institution regulators are increasing their focus on Y2K compliance issues. The Federal Financial Institutions Examination council issued several statements on Y2K Project Management Awareness. These statements require us to examine the potential impact of the Y2K issue on our customers, suppliers and borrowers. These statements also require us to assess our exposure, measure our risk and prepare a plan to address the Y2K issue.

   Our Y2K assessment began in late 1997 when an action plan was developed and approved by our Board of Directors. We created a "Y2K Task Force" to work with associates corporate-wide to prepare for Y2K. This task force has identified all areas that may be affected by the coming millenium. These areas include (i)


                                               OTTAWA FINANCIAL CORPORATION   21
information technology systems, such as our data processor and other proprietary and vendor supported business applications (ii) non-information technology systems, such as facilities and related building services, for example, utilities, security systems, general business equipment and non-computer office equipment; and (iii) business relationships, for example, borrowers and suppliers.  Our  Computer  and  Network  Department,  as well as our  Technology
Committee, have been testing our information and non-information technology systems to assess Y2K compliance. If an area is not validated as Y2K compliant, then updates are made to become Y2K compliant.

The phases of our Y2K plan and the status of completion are discussed below.

1. Awareness: We defined the Y2K problem and identified the resources to perform compliance work. We formed a Y2K task force and developed a strategy for identifying areas that may be affected by Y2K. We completed this phase in September 1997.

2. Assessment: We evaluated the complexity of the Y2K issue and detailed the effort necessary to address the issues. This phase identified all areas that may be affected by the Y2K date change. We went beyond obvious information systems such as hardware, software, networks and automated teller machines and included environmental systems that are dependent on embedded microchips, such as security systems, elevators and vaults. We categorized items into three main areas: mission critical, non-mission critical and miscellaneous. We then assigned all items identified to individuals throughout the Corporation. We completed this phase in June 1998.

3. Renovation: This phase included code enhancements, hardware and software upgrades, system replacements, vendor certifications and other similar changes. We prioritized this work based on information gathered during the assessment phase. Where we rely on third party vendors, we obtained certifications verifying Y2K compliance. Where certifications could not be obtained, alternative options were identified for all important banking functions. We completed this phase in December 1998.

4. Validation: We are testing the incremental changes to hardware and software components. In addition to testing the upgraded components, we are verifying connections with other systems. We are establishing controls to assure effective and timely completion of all hardware and software testing prior to final implementation. As with the renovation phase, we will continue discussions with vendors regarding the success of their validation efforts. We expect to complete this phase by March 31, 1999.

5. Implementation: We will certify systems as Y2K compliant. For any system failing certification, we will assess the effect on our operations and implement our contingency plans. Any mission-critical system that is potentially non-compliant will be immediately resolved. In addition, this phase will ensure that any new systems or subsequent changes to verified systems are Y2K compliant. We expect to complete this phase by June 30, 1999.

   We are expensing all costs associated with required system changes as they occur. These costs are being funded through operating cash flows. We estimate the total cost of our Y2K conversion project will be $350,000, net of income taxes. We do not expect significant increases in future data processing costs relating to Y2K compliance.

   The software program that processes and tracks customer account information is the most significant component of our computer system. This software is the ITI Premier Financial Information System that is used by 3,500 banks across the country and has been certified as Y2K compliant. This is relatively new software that was written to include four digits for the year calculations and therefore does not require its language to be rewritten. An outside service bureau runs this software for us. Since we are in the process of converting to a new service bureau, we have not yet completed the Y2K compliance testing on our network.


22   OTTAWA FINANCIAL CORPORATION

However, the service bureau itself is certified as Y2K compliant and has verified compliance for other clients it services. We expect to complete the testing on our network by March 31, 1999.

   While our Y2K readiness process is proceeding according to plan, as a precaution, we developed a contingency plan for each of our mission critical systems during the assessment phase. Since most of our mission critical systems are dependent on third party vendors or service providers, our contingency plan is to select a new vendor or service provider and convert to their system. We have secured alternative sources or services for mission critical areas for which we did not receive a satisfactory response by January 31, 1999. We will seek alternative sources or services for non-mission critical areas for which we do not receive a satisfactory response by June 30, 1999. We also developed contingency plans in the event of physical disaster including power outage and/or telecommunication system outages. We assigned responsibilities regarding final preparation to individuals within each department. In addition, we identified a centralized location to accomplish communications and data processing under various disaster conditions.

Comparison of 1997 to 1996

Net income. Net income for 1997 was $7.5 million compared to $3.1 million for 1996. The one-time assessment of $3.5 million to recapitalize the Savings Association Insurance Fund is included in net income for 1996. Net income for 1996 would have been $5.4 million without this assessment. Growth in net interest income and improvements in efficiency contributed to the increase in net income.

   Diluted earnings per share for 1997 was $1.22 compared to $.49 for the prior year. Diluted earnings per share would have been $.86 for 1996 if the effect of the $3.5 million assessment was removed from earnings. The improvement in net interest income and Ottawa's stock repurchase activity positively impacted earnings per share. Our tangible earnings per share was $1.58 for 1997, compared to a tangible earnings per share of $.99 for 1996, as adjusted for the effect of the special Savings Association Insurance Fund assessment.

   Return on equity increased from 6.83% in 1996 to 9.93% in 1997. The improved earnings resulting from the growth in assets in 1996 and 1997, along with our stock repurchases, increased return on equity.

Net Interest Income. Net interest income increased $2.9 million on a tax equivalent basis for the year ended December 31, 1997 compared to the same period in 1996. Volume increases resulting from the AFSB acquisition and internal growth experienced during 1996 and 1997 increased net interest income. While net interest income increased, the net interest spread declined from 3.08% in 1996 to 3.01% in 1997. The increase in the loan portfolio as a percent of total interest-earning assets, as well as a general rise in the rates of interest-earning assets, improved the yield on interest-earning assets. The increase in Federal Home Loan Bank advances as a percent of total interest-bearing liabilities, a shift in mix from lower costing demand deposit and savings accounts to higher costing money market demand and savings accounts, as well as a general rise in the rates of interest-bearing liabilities, increased the cost of interest-bearing liabilities. The improvement in the yield on interest-earning assets, however, was more than offset by the increase in the cost of interest-bearing liabilities, resulting in a decline in the net interest spread. This spread decline, along with Ottawa becoming more leveraged through acquisition and internal growth, reduced net interest margin from 3.50% in 1996 to 3.37% in 1997. The ratio of average interest-earnings assets to average interest-bearing liabilities, which declined from 1.10x in 1996 to 1.07x in 1997, illustrates our increase in leveraging.

                                               OTTAWA FINANCIAL CORPORATION   23

Provision for Loan Losses. The provision for loan losses was $660,000 for 1997 and $564,000 for 1996. The ratio of non-performing assets, consisting of loans 90 days or more delinquent and foreclosed assets, to total assets was .36% as of both December 31, 1997 and 1996. The ratio of allowance for loan losses to total loans receivable was .44% as of both December 31, 1997 and 1996. While the risk profile of the loan portfolio did not change dramatically, we increased the provision so the allowance for loan loss balance kept pace with the loan growth.

Noninterest Income. Noninterest income increased from $3.3 million in 1996 to $4.1 million in 1997. Enhancements in deposit account service fees that were implemented during the third quarter of 1997 to achieve more consistency in fee structures between AmeriBank and AFSB improved noninterest income. The increase in deposit account service fees was complimented by increases in gains on sales of mortgage loans and gains on sales of equity securities.

Noninterest Expense. Noninterest expense decreased from $21.8 million for 1996 to $18.7 million for 1997. The one-time SAIF assessment in 1996 of $3.5 million, as well as declines in FDIC deposit insurance, data processing and professional services, decreased noninterest expense. Increases in compensation and benefits partially offset these decreases.

   Legislation was signed into law on September 30, 1996, to recapitalize the Savings Association Insurance Fund, requiring us to pay a one-time special assessment of $3.5 million. The decrease in the FDIC deposit insurance reflects the lower charge of 6.5 cents per $100 of domestic deposits in 1997 versus the 23 cents per $100 of domestic deposits in 1996.

   We underwent an electronic data processing conversion in 1996. The conversion itself required substantial outside consulting services, resulting in approximately $400,000 of non-recurring expenses during 1996. During 1997, we experienced economies of operations reflected in lower levels of data processing and other noninterest expenses and experienced cost savings as a result of reduced contracted services.

   A greater number of full-time equivalent employees and an increase in employee stock ownership plan expense attributable to the higher market price of our stock during 1997 increased compensation and benefits.

Income Tax Expense. Income tax expense for 1997 was $4.3 million compared to $2.0 million for 1996. The higher federal tax expense is primarily due to a higher level of pre-tax income and to a lesser extent, a full twelve months of goodwill amortization, which is not deductible for tax purposes, in 1997 compared to ten and one half months of amortization in 1996, based upon the date of the merger consummation.

Asset/Liability Management; Market Risk Analysis

The balance sheet consists of investments in interest-earning assets, primarily loans and investment securities, which are primarily funded by interest-bearing liabilities, deposits and borrowings. These financial instruments have varying levels of sensitivity to changes in market interest rates, resulting in market risk. Other than loans that are originated and held for sale, all of our financial instruments are for other than trading purposes. We are subject to interest rate risk to the extent that our interest-bearing liabilities with short and intermediate-term maturities reprice more rapidly, or on a different basis, than our interest-earning assets.

   Senior management and the Board of Directors review the Bank's exposure to interest rate risk on a quarterly basis. We measure interest rate risk by computing estimated changes in net interest income and the net portfolio value of cash flows from assets, liabilities and off-balance sheet items within a range of assumed changes in market interest rates. If estimated changes to net portfolio value and net interest income are not within the limits established by the Board, the Board may direct management to adjust the Bank's asset and liability mix to bring interest rate risk within Board approved limits.

24   OTTAWA FINANCIAL CORPORATION

   Net portfolio value represents the market value of equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of sudden and sustained 1% to 3% increases and decreases in market interest rates. The following tables set forth the change in AmeriBank's net portfolio value and net interest income at December 31, 1998 and 1997, based on internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.


December 31, 1998:                                         Net Portfolio Value                     Net Interest Income
----------------------------------------------------------------------------------------------------------------------

Change in Interest Rate (Basis  Points)      $ Amount in NPV   % Change in NPV      $ Amount in NPV    % Change in NPV
----------------------------------------------------------------------------------------------------------------------
          +300                                      $ 38,798               -48%            $ 20,275               -27%
          +200                                        52,011               -30               23,040               -18
          +100                                        63,218               -15               25,532                -9
             0                                        74,187                --               27,965                --
          -100                                        84,511                14               30,309                 8
          -200                                        89,599                21               31,886                14
          -300                                        99,922                35               33,440                20

December 31, 1997:                                         Net Portfolio Value                     Net Interest Income
----------------------------------------------------------------------------------------------------------------------
Change in Interest Rate (Basis  Points)      $ Amount in NPV   % Change in NPV      $ Amount in NPV    % Change in NPV
----------------------------------------------------------------------------------------------------------------------
          +300                                      $ 54,990               -33%            $ 19,803               -22%
          +200                                        64,479               -21               21,699               -14
          +100                                        73,263               -11               23,518                -7
             0                                        81,958                --               25,286                --
          -100                                        90,649                11               27,101                 7
          -200                                        96,085                17               28,488                13
          -300                                       106,833                30               29,521                17

   As illustrated in the table, net portfolio value is more sensitive to rising rates than declining rates. This occurs because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, we do not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. The value of our deposits and borrowings changes in approximately the same proportion in rising or falling rate scenarios.

   The results for the 300 basis point interest rate shocks are monitored primarily to assist in identifying trends in our interest rate risk profile. We feel that a sudden and sustained change in interest rates of 300 basis points is not a realistic event. Therefore we focus on managing, to acceptable levels, the change in NPV for the 100 and 200 basis point interest rate shocks both up and down.

   The table shows there has been an increase in sensitivity to a rise in interest rates from 1997 to 1998. At an increase in interest rates of 200 basis points, net portfolio value decreases by 30% as of December 31, 1998 compared to a 21% decrease as of December 31, 1997. Approximately one-third of the increase in sensitivity relates to the decrease in our equity from December 31, 1997 to December 31, 1998. As equity decreases through continued capital management, the percent change in NPV increases for the same dollar amount change in NPV. The


                                               OTTAWA FINANCIAL CORPORATION   25
other reasons for the increase in sensitivity relate to the loan and deposit portfolio mix changes during the year. A significant portion of our adjustable rate mortgage loan portfolio refinanced into fixed rate loans causing an increase in our interest rate risk in a rising rate environment. Further, the weighted average maturity of our certificate of deposit portfolio decreased during 1998. This change in maturity structure also causes an increase in our interest rate risk in a rising rate environment.

   To decrease our exposure to interest rate risk, we are trying to reduce the duration and average life of our interest-earning assets. To achieve this goal, we are emphasizing adjustable rate mortgage loans and growing our consumer and commercial business portfolios which are shorter term in nature than the mortgage portfolio. In addition, we are underwriting all long-term, fixed rate mortgages in accordance with Federal Home Loan Mortgage Corporation guidelines which allows us the flexibility of selling these assets into the secondary market. We are currently selling all 30- and 15-year fixed-rate mortgage loans as they are originated. With our funding sources, we are attempting to reduce the impact of interest rate changes by emphasizing non-interest bearing products and using longer term fixed rate advances from the Federal Home Loan Bank.

   As with  any  method  of  measuring  interest  rate  risk,  the  above  table inherently has shortcomings. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate before changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. When there is a change in interest rates, expected rates of prepayments on loans, decay rates of deposits and early withdrawals from certificates could likely differ from those assumed in the table. Finally, the ability of many borrowers to service their debt may decrease in the event of a significant interest rate increase.

   In addition, the above table may not properly reflect the impact of general interest rate movements on our net interest income because the repricing of certain categories of assets and liabilities are influenced by competitive and other pressures beyond our control.

Liquidity and Capital Resources

AmeriBank's principal sources of funds are deposits; borrowings, primarily Federal Home Loan Bank advances; principal and interest payments on loans; sales of loans; and maturities and sales of securities. We have classified all securities held in portfolio as available for sale, which increases our liquidity flexibility. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayments are more influenced by interest rates, general economic conditions and competition.

   We view liquidity management to be both a daily and long-term responsibility. We maintain a level of liquidity consistent with our assessment of expected loan demand, loan sales, deposit flows, yields available on interest-earning deposits and investment securities, and the objectives of our asset/liability management program. We generally invest excess liquidity in interest-earning overnight deposits of the Federal Home Loan Bank of Indianapolis. Other investments include U.S. Treasury and federal agency securities, collateralized mortgage obligations, mortgage and other asset-backed securities, municipal bonds and corporate debt securities. When overnight deposits with the Federal Home Loan Bank are drawn to low levels to maintain liquidity, we will generally borrow funds through the Federal Home Loan Bank's advances program instead of selling our investment securities.

   Advances from the Federal Home Loan Bank of Indianapolis increased only $14.8 million during 1998 while assets grew by $52.2 million. Deposits were the primary source of funds for this asset growth and there was very little pressure on liquidity. Federal Home Loan Bank advances totaled $160.3 million as of December 31, 1998. Approximately $61.4 million of these advances come due in 1999. We may choose to renew or pay off these advances depending upon our liquidity needs at that time.


26   OTTAWA FINANCIAL CORPORATION

   Ottawa also has a need for, and sources of, liquidity. Dividends from AmeriBank are its primary source of liquidity, subject to certain regulatory constraints (see Note 13 of the Notes to Consolidated Financial Statements). Ottawa has modest operating costs and the dividends paid on common stock are discretionary.

   AmeriBank is subject to three capital to asset  requirements  as discussed in
Note 12 of the Consolidated Financial Statements.

Accounting and Regulatory Standards

For accounting standards, see "Future Accounting Changes" in Note 1 of the Notes to Consolidated Financial Statements.

Disclosure Regarding Forward-Looking Statements

We may from time to time make written or oral "forward-looking statements." These forward-looking statements may be contained in this Annual Report to Shareholders, in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and its exhibits, and in other communications by us, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan", and similar expressions are intended to identify forward-looking statements.

   Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties. The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

   o the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;

   o the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

   o   inflation, interest rate, market and monetary fluctuations;

   o the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;

   o the willingness of users to substitute competitors' products and services for our products and services;

   o our success in gaining regulatory approval of our products and services, when required;

   o the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);

   o   the impact of technological changes;

   o   acquisitions;

   o   changes in consumer spending and saving habits; and

   o   our success at managing the risks involved in our business.

   This list of important factors is not exclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of Ottawa or AmeriBank.


                                               OTTAWA FINANCIAL CORPORATION   27

               REPORT OF INDEPENDENT AUDITORS




               Board of Directors
               Ottawa Financial Corporation
[EMBLEM]       Holland, Michigan

CROWE CHIZEK   We have audited the accompanying  consolidated  balance sheets of
               Ottawa  Financial  Corporation  as of December 31, 1998 and 1997,
               and the related  consolidated  statements  of income,  changes in shareholders'  equity,  cash flows and  comprehensive  income for each of the three years in the period  ended  December  31, 1998.
               These  financial   statements  are  the   responsibility  of  the
               Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ottawa Financial Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


               /s/ Crowe, Chizek and Company LLP

               Crowe, Chizek and Company LLP
               Grand Rapids, Michigan
               February 26, 1999



28   OTTAWA FINANCIAL CORPORATION


CONSOLIDATED BALANCE SHEETS

DOLLARS IN THOUSANDS

December 31,                                                              1998           1997
---------------------------------------------------------------------------------------------

Assets

Cash and due from financial institutions                             $  20,437      $  25,437
Interest-bearing demand deposits in other financial institutions        21,788          7,087
---------------------------------------------------------------------------------------------
      Total cash and cash equivalents                                   42,225         32,524
Securities available for sale                                           71,646         57,308
Loans held for sale                                                      3,375          1,955
Loans receivable, net                                                  769,770        747,423
Federal Home Loan Bank stock                                            11,782          7,308
Premises and equipment, net                                             15,200         15,030
Acquisition intangibles                                                 13,032         14,248
Other assets                                                            11,000         10,021
---------------------------------------------------------------------------------------------
      Total assets                                                   $ 938,030      $ 885,817
=============================================================================================

Liabilities and Shareholders' Equity

Deposits                                                             $ 693,632      $ 654,560
Federal Home Loan Bank advances                                        160,268        145,458
Accrued expenses and other liabilities                                  10,723          9,436
---------------------------------------------------------------------------------------------
      Total liabilities                                                864,623        809,454

Commitments and contingent liabilities

Shareholders' equity
Preferred stock
Common stock                                                                62             60
Additional paid-in capital                                              73,177         67,381
Retained earnings, substantially restricted                             15,363         23,386
Net unrealized gain (loss) on securities available for sale                 23             62
Employee Stock Ownership Plan                                           (1,886)        (2,323)
Management Recognition and Retention Plan                                 (712)        (1,502)
Less cost of common stock in treasury                                  (12,620)       (10,701)
---------------------------------------------------------------------------------------------
      Total shareholders' equity                                        73,407         76,363
---------------------------------------------------------------------------------------------
            Total liabilities and shareholders' equity               $ 938,030      $ 885,817
=============================================================================================

See accompanying notes to consolidated financial statements.


                                               OTTAWA FINANCIAL CORPORATION   29


CONSOLIDATED STATEMENTS OF INCOME

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


Years ended December 31,                                    1998          1997         1996
-------------------------------------------------------------------------------------------
Interest income
       Loans                                            $ 62,646      $ 59,948     $ 48,991
       Securities                                          3,833         3,707        4,945
       Other                                               1,425         1,071          733
-------------------------------------------------------------------------------------------
                                                          67,904        64,726       54,669
Interest expense
       Deposits                                           30,383        29,398       25,056
       Federal Home Loan Bank advances                     9,591         8,293        5,451
       Other                                                  38            13           24
-------------------------------------------------------------------------------------------
                                                          40,012        37,704       30,531
-------------------------------------------------------------------------------------------
Net interest income                                       27,892        27,022       24,138

Provision for loan losses                                    930           660          564
-------------------------------------------------------------------------------------------

Net interest income after provision for loan losses       26,962        26,362       23,574

Noninterest income
       Service charges and other fees                      4,400         3,039        2,755
       Mortgage servicing fees                               349           317          287
       Gain on sale of mortgage loans                      2,398           370          141
       Gain (loss) on securities                             (24)          143            5
       Other                                                 688           277          140
-------------------------------------------------------------------------------------------
                                                           7,811         4,146        3,328
Noninterest expense
       Compensation and benefits                          11,521        10,356        8,945
       Occupancy                                           1,550         1,316        1,112
       Furniture, fixtures and equipment                   1,241         1,056          781
       Advertising                                           275           276          364
       FDIC deposit insurance premium                        400           324        1,235
       SAIF assessment                                                                3,510
       State single business tax                             517           357          338
       Data processing                                     1,130           891          939
       Professional services                                 495           379          697
       Acquisition intangibles amortization                1,216         1,226        1,081
       Other                                               2,747         2,527        2,842
-------------------------------------------------------------------------------------------
                                                          21,092        18,708       21,844
-------------------------------------------------------------------------------------------
Income before federal income tax expense                  13,681        11,800        5,058

Federal income tax expense                                 5,013         4,273        1,964
-------------------------------------------------------------------------------------------

Net income                                              $  8,668      $  7,527     $  3,094

Earnings per common share
===========================================================================================
       Basic                                            $   1.59      $   1.33     $    .51
===========================================================================================
       Diluted                                          $   1.44      $   1.22     $    .49
===========================================================================================

See accompanying notes to consolidated financial statements.


30   OTTAWA FINANCIAL CORPORATION


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                    Net Unrealized
                                                                                       Gain (Loss)  Unallocated
                                                                                     on Securities     Employee      Unearned
                                                            Additional                   Available        Stock    Management
                                                   Common      Paid-in    Retained       for Sale,    Ownership   Recognition
Years ended December 31, 1998, 1997 and 1996        Stock      Capital    Earnings      Net of Tax  Plan Shares   Plan Shares
---------------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1995                       $    59    $  57,662   $  31,277       $     391    $ (3,302)   $   (2,311)
Net income for the year ended
  December 31, 1996                                                          3,094
Cost of warrants and options related
  to the acquisition of AmeriBank                                2,306
152,093 shares issued upon
  exercise of stock options                             1          507
60,024 shares committed to be released
  under employee stock ownership plan                              332                                     496
Issuance of 18,150 shares of common
  stock for management recognition plan                            242                                                  (242)
Shares earned under management
  recognition and retention plan                                                                                         576
Acquisition of 577,008 treasury
  shares, at cost
Cash dividend - $.28 per share                                               (1,699)
Change in unrealized gain (loss) on securities
  available for sale, net of tax of $242                                                      (470)
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1996                            60       61,049       32,672            (79)     (2,806)       (1,977)

Net income for the year ended
  December 31, 1997                                                           7,527
26,435 shares issued upon
  exercise of stock options                                        258
34,711 shares issued upon
  exercise of stock warrants                                       502
57,098 shares committed to be released
  under employee stock ownership plan                              654                                     483
Issuance of 10,580 shares of common
  stock for management recognition plan                            249                                                  (249)
Shares earned under management
  recognition and retention plan                                                                                         572
13,840 shares forfeited under management
  recognition and retention plan                                  (152)                                                  152
Acquisition of 480,673 treasury
  shares, at cost
Cash dividend - $.33 per share                                               (1,858)
10% Stock dividend                                               4,821      (14,955)
Change in unrealized gain (loss) on securities
  available fo sale, net of tax of $73                                                         141
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                            60       67,381       23,386             62      (2,323)       (1,502)

Net income for the year ended
  December 31, 1998                                                           8,668
56,750 shares issued upon
  exercise of stock options                             1          491
113,048 shares issued upon
  exercise of stock warrants                            1        1,634
54,233 shares committed to be released
  under employee stock ownership plan                              909                                     437
Shares earned under management
  recognition and retention plan                                                                                         509
14,074 shares forfeited under management
  recognition and retention plan                                  (293)          12                                      281
Acquisition of 551,495 treasury
  shares, at cost
Cash dividend - $.39 per share                                               (2,113)
10% Stock dividend                                               2,869      (14,590)
Tax benefit of equity deductions                                   186
Change in unrealized gain (loss) on securities
  available fo sale, net of tax of $(21)                                                       (39)
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                        $   62    $  73,177     $ 15,363         $   23    $ (1,886)      $  (712)
---------------------------------------------------------------------------------------------------------------------------------

                                               OTTAWA FINANCIAL CORPORATION   31

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                       Total
                                                  Treasury      Shareholders'
Years ended December 31, 1998, 1997 and 1996         Stock            Equity
-----------------------------------------------------------------------------

Balance - December 31, 1995                      $ (4,215)         $ 79,561
Net income for the year ended
  December 31, 1996                                                   3,094
Cost of warrants and options related
  to the acquisition of AmeriBank                                     2,306
152,093 shares issued upon
  exercise of stock options                                             508
60,024 shares committed to be released
  under employee stock ownership plan                                   828
Issuance of 18,150 shares of common
  stock for management recognition plan
Shares earned under management
  recognition and retention plan                                        576
Acquisition of 577,008 treasury
  shares, at cost                                  (7,787)           (7,787)
Cash dividend - $.28 per share                                       (1,699)
Change in unrealized gain (loss) on securities
  available for sale, net of tax of $242                               (470)
------------------------------------------------------------------------------
Balance - December 31, 1996                       (12,002)           76,917

Net income for the year ended
  December 31, 1997                                                   7,527
26,435 shares issued upon
  exercise of stock options                                             258
34,711 shares issued upon
  exercise of stock warrants                                            502
57,098 shares committed to be released
  under employee stock ownership plan                                 1,137
Issuance of 10,580 shares of common
  stock for management recognition plan
Shares earned under management
  recognition and retention plan                                        572
13,840 shares forfeited under management
  recognition and retention plan
Acquisition of 480,673 treasury
  shares, at cost                                  (8,833)           (8,833)
Cash dividend - $.33 per share                                       (1,858)
10% Stock dividend                                 10,134
Change in unrealized gain (loss) on securities
  available fo sale, net of tax of $73                                  141
------------------------------------------------------------------------------
Balance - December 31, 1997                       (10,701)           76,363

Net income for the year ended
  December 31, 1998                                                   8,668
56,750 shares issued upon
  exercise of stock options                                             492
113,048 shares issued upon
  exercise of stock warrants                                          1,635
54,233 shares committed to be released
  under employee stock ownership plan                                 1,346
Shares earned under management
  recognition and retention plan                                        509
14,074 shares forfeited under management
  recognition and retention plan
Acquisition of 551,495 treasury
  shares, at cost                                 (13,640)          (13,640)
Cash dividend - $.39 per share                                       (2,113)
10% Stock dividend                                 11,721
Tax benefit of equity deductions                                        186
Change in unrealized gain (loss) on securities
  available fo sale, net of tax of $(21)                                (39)
------------------------------------------------------------------------------
Balance - December 31, 1998                    $  (12,620)        $  73,407
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



                                              OTTAWA FINANCIAL CORPORATION   31A


CONSOLIDATED STATEMENTS OF CASH FLOWS

DOLLARS IN THOUSANDS

Years ended December 31,                                                              1998              1997              1996
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                                       $   8,668         $   7,527         $   3,094
Adjustments to reconcile net income to net cash from operating activities
       Depreciation                                                                  1,209             1,079               844
       Net amortization of security premiums and discounts                             418               314               332
       Amortization of intangible assets                                             1,216             1,226             1,081
       Provision for loan losses                                                       930               660               564
       (Gain) loss on sales of securities                                               24              (143)               (5)
       Loss on limited partnership investment                                          332                82               112
       ESOP expense                                                                  1,346             1,137               828
       MRP expense                                                                     509               572               576
       Origination of loans for sale                                              (151,356)          (45,354)           (9,833)
       Proceeds from sales of loans originated for sale                            150,678            43,531             9,973
       Gain on sales of loans                                                       (2,398)             (370)             (140)
       Changes in assets and liabilities
              Other assets                                                          (1,286)              (94)             (302)
              Other liabilities                                                      1,473             1,709               793
-------------------------------------------------------------------------------------------------------------------------------
                     Net cash from operating activities                             11,763            11,876             7,917

Cash flows from investing activities
Acquisition of AFSB                                                                                                    (23,534)
Activity in available-for-sale securities
       Purchases                                                                   (59,110)          (30,092)          (14,016)
       Maturities, prepayments and calls                                            40,301            33,409            31,980
       Sales                                                                         3,965             2,324            25,371
Purchases of FHLB stock                                                             (4,474)             (350)           (3,112)
Purchases of loans                                                                                    (6,039)          (27,027)
Loan originations and principal payments on loans                                  (21,621)          (26,255)         (117,970)
Premises and equipment expenditures, net                                            (1,379)           (1,575)           (2,985)
-------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                       (42,318)          (28,578)         (131,293)

Cash flows from financing activities
Net increase in deposits                                                         $  39,072         $  32,068         $  46,248
Net increase (decrease) in Federal funds purchased                                                    (2,000)            2,000
Proceeds from FHLB advances                                                        163,625            67,000           112,500
Repayment of FHLB advances                                                        (148,815)          (60,712)          (21,461)
Proceeds from exercise of stock options                                                492               258               508
Proceeds from exercise of stock warrants                                             1,635               502
Cash dividends paid                                                                 (2,113)           (1,858)           (1,699)
Purchase of treasury shares                                                        (13,640)           (8,833)           (7,787)
-------------------------------------------------------------------------------------------------------------------------------
       Net cash from financing activities                                           40,256            26,425           130,309
-------------------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                              9,701             9,723             6,933

Cash and cash equivalents at beginning of year                                      32,524            22,801            15,868
-------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                         $  42,225         $  32,524         $  22,801
===============================================================================================================================

Supplemental disclosures of cash flow information
       Cash paid during the year for
              Interest                                                           $  39,228         $  37,289         $  29,194
              Income taxes                                                           4,340             3,167             1,766

See accompanying notes to consolidated financial statements.



32   OTTAWA FINANCIAL CORPORATION


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

DOLLARS IN THOUSANDS


Years ended December 31,                                          1998           1997           1996
-----------------------------------------------------------------------------------------------------
Net income                                                     $ 8,668        $ 7,527        $ 3,094

Other comprehensive income, net of tax:

       Unrealized gains (losses) arising during
          the period on securities available for sale              (55)           235           (467)

       Less: Reclassification adjustment for accumulated
          (gains) losses included in net income                     16            (94)            (3)
-----------------------------------------------------------------------------------------------------
       Unrealized gains (losses) on securities available
          for sale                                                 (39)           141           (470)
-----------------------------------------------------------------------------------------------------
Comprehensive income                                           $ 8,629        $ 7,668        $ 2,624
=====================================================================================================


See accompanying notes to consolidated financial statements.














                                               OTTAWA FINANCIAL CORPORATION   33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: Ottawa Financial Corporation is a thrift holding company and the sole shareholder of AmeriBank. AmeriBank is the sole shareholder of O.S. Services, Inc. and AmeriPlan Financial Services, Inc. The consolidated financial statements include the accounts of Ottawa, AmeriBank and AmeriBank's wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

   AmeriBank's primary services include accepting deposits and making commercial, mortgage and installment loans at its 26 retail banking offices in six counties in the Western Michigan. Due to the significance of these primary services, our operations are reported as one segment. Other operations include that of O.S. Services and AmeriPlan Financial Services. The operations of O.S. Services include investing in the stock of MMLIC Life Insurance Company and participating as a limited partner in affordable housing projects. AmeriPlan Financial Services was established in December 1997. Its operations include selling investment products, including mutual funds and annuities, and offering discount brokerage services.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimates incorporated into our consolidated financial statements which are particularly susceptible to change in the near term include the allowance for loan losses, the realization of deferred tax assets, the determination and carrying value of certain financial instruments, the determination and carrying value of impaired loans, the status of contingencies and the evaluation of impairment of mortgage servicing assets.

Concentration of Credit Risk: Loans are granted to, and deposits are obtained from, customers primarily in the Western Michigan area as described above. Substantially all loans are secured by specific items of collateral, including residential real estate, commercial real estate and consumer assets. Other financial instruments which potentially subject Ottawa to concentrations of credit risk include deposit accounts in other financial institutions.

Consolidated Statements of Cash Flows: For purposes of the consolidated statements of cash flows, cash equivalents include demand balances with financial institutions and Federal funds sold for one-day periods. Cash flows are reported net for short-term investment, loan and deposit transactions, and short-term borrowings.

Securities Available for Sale: Securities available for sale consist of securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of income tax, in other comprehensive income.

   Declines in the fair value of individual securities below cost, which we consider to be other thantemporary, are charged to earnings as a realized loss.

   Premiums and discounts on securities available for sale are recognized in interest income using the level-yield method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined using the specific identification method.

Loan Income: Interest on loans is accrued over the term of the loans based upon the principal outstanding, using the interest method. We review loans delinquent 90 days or more to determine if the interest accrual should be discontinued and the loan considered impaired. The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and changes in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the provision for loan losses.

   For loans originated for portfolio, loan fees are deferred, net of certain direct loan origination costs. The net amount deferred is reported in the consolidated balance sheets as a reduction of loans and is recognized as interest income over the contractual term of the loan using the level-yield method.

34   OTTAWA FINANCIAL CORPORATION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated aggregate market value. Net unrealized losses are recognized in a valuation allowance by charges to income. Mortgage loans are sold into the secondary market at market prices, which includes consideration for normal servicing fees. The total cost of mortgage loans purchased or originated with the intent to sell is allocated between the right to service the loan and the mortgage loan without servicing, based on their relative fair values. The capitalized cost of loan servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue.

   Mortgage servicing rights are periodically evaluated for impairment by stratifying them based on predominant risk characteristics of the underlying serviced loans, such as loan type, term and note rate. Impairment represents the excess of cost of an individual mortgage servicing rights stratum over its fair value, and is recognized through a valuation allowance.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, we maintain the allowance at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While we may periodically allocate portions of the allowance for specific problem loan situations, including impaired loans discussed below, the whole allowance is available for any loan charge-offs that occur. Loans are charged off in whole or in part when our estimate of the undiscounted cash flows from the loan are less than the recorded investment in the loan, although collection efforts may continue and future recoveries may occur.

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

Acquisition Intangibles: Goodwill is the excess of purchase price over identified net assets in business acquisitions. Goodwill is expensed on the straight-line method over 15 years. Identified intangibles represent the value of depositor relationships purchased and is expensed on an accelerated basis over 10 years. Goodwill and identified intangibles are assessed for impairment based on estimated undiscounted cash flows, and written down if necessary.

Income Taxes: Income tax expense is based on the amount of taxes due on the tax return plus the change in deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates, adjusted for allowances made for uncertainty regarding the realization of net tax assets.


                                               OTTAWA FINANCIAL CORPORATION   35

Note 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Retirement Plans: Ottawa sponsors a noncontributory defined benefit pension plan. The plan covers all employees who have met certain age and service requirements. Benefits from the defined benefit pension plan are based on years of service and the employee's compensation. The funding policy for the plan is to contribute the minimum funding requirement calculated by consulting actuaries.

Employee Stock Ownership Plan: The cost of shares issued to the employee stock ownership plan but not yet allocated to participants are presented in the consolidated balance sheet as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid in capital. Dividends on allocated plan shares are recorded as a reduction of retained earnings; dividends on unallocated plan shares are reflected as a reduction of debt and accrued interest.

Earnings Per Share: Amounts reported as basic earnings per common share reflect the earnings available to common shareholders for the year divided by the weighted average number of common shares outstanding during the year. Common shares outstanding includes issued shares less shares held in the treasury and unallocated shares held by the employee stock ownership plan. Diluted earnings per common share includes the shares that would be outstanding assuming exercise of dilutive stock options and warrants. All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on August 31, 1998 and September 30, 1997.

Comprehensive  Income:  Comprehensive  income  consists  of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

New Accounting Pronouncements: Beginning January 1, 2000, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies. As of December 31, 1998 we have no derivative holdings.

   Mortgage loans originated for sale converted into securities will be affected by a new accounting standard for 1999. The new standard allows classifying these securities as available for sale, trading, or held to maturity, instead of the current requirement to classify as trading. This is not expected to have a material effect but the effect will vary depending on the level and designation of securitizations as well as on market price movements. As of December 31, 1998 we have no securitizations.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Equity: Ottawa is authorized to issue 5,000,000 shares of preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of Ottawa that the Board does not approve, it might be possible for the Board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. The Board of Directors has not issued and has no present plans for the issuance of any preferred stock.

   Common stock has $.01 par and 10,000,000 shares authorized. As of December 31, 1998 and 1997, 6,155,234 and 6,614,297 shares were outstanding. Treasury stock is carried at cost. As of December 31, 1998 and 1997, 707,073 and 769,904 shares were held in the treasury. Transfers from retained earnings are made for stock dividends using the fair value of shares issued.

Reclassifications: Certain amounts on the 1997 and 1996 consolidated financial statements have been reclassified to conform with the 1998 presentation.


36   OTTAWA FINANCIAL CORPORATION

Note 2
ACQUISITION

On February 13, 1996, Ottawa completed the acquisition of AmeriBank Federal Savings Bank, a federal savings bank headquartered in Muskegon, Michigan using the purchase method of accounting. The consolidated statements of income reflect the operating results of AmeriBank Federal Savings Bank since the effective date of the acquisition. The following table presents unaudited pro forma information as if the acquisition of AmeriBank Federal Savings Bank had occurred at the beginning of 1996. The pro forma information includes adjustments for lost interest on funds paid to consummate the acquisition, the amortization of intangibles arising from the transaction, the elimination of acquisition related expenses, and the related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

                                                                 1996
--------------------------------------------------------------------------------
(Unaudited, Dollars in thousands except share data)

Interest income                                               $57,609
Interest expense                                               32,332
--------------------------------------------------------------------------------
   Net interest income                                         25,277
Provision for loan losses                                         700
--------------------------------------------------------------------------------
   Net interest income after provision for loan losses         24,577
Noninterest income                                              3,408
Noninterest expense                                            22,782
--------------------------------------------------------------------------------
   Income before federal income tax expense                     5,203
Federal income tax expense                                      2,050
--------------------------------------------------------------------------------
   Net income                                                 $ 3,153
================================================================================
Proforma earnings per common share
   Basic                                                      $   .52
================================================================================
   Diluted                                                        .50
================================================================================

All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on August 31, 1998 and September 30, 1997.


                                               OTTAWA FINANCIAL CORPORATION   37

Note 3
SECURITIES


Securities available for sale at year end are as follows:

                                                                           Gross                 Gross
                                             Amortized Cost     Unrealized Gains     Unrealized Losses          Fair Value
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
1998

Debt securities
        Obligations of U.S. Government
          corporations and agencies                 $25,510              $    69              $    37              $25,542
        Municipal obligations                           649                    4                                       653
        Corporate                                     8,095                   85                    4                8,176
        Asset-backed                                 37,358                  137                  220               37,275
--------------------------------------------------------------------------------------------------------------------------
                                                    $71,612              $   295              $   261              $71,646
==========================================================================================================================


                                                                           Gross                 Gross
                                             Amortized Cost     Unrealized Gains     Unrealized Losses          Fair Value
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

1997
Debt securities
        Obligations of U.S. Government
          corporations and agencies                 $24,999              $    65              $    57              $25,007
        Municipal obligations                         1,846                   12                    2                1,856
        Corporate                                     2,000                   10                                     2,010
        Asset-backed                                 28,369                  169                  103               28,435
--------------------------------------------------------------------------------------------------------------------------
                                                    $57,214              $   256              $   162              $57,308
==========================================================================================================================


Contractual maturities of debt securities available for sale at year end 1998 are as follows. Securities not due at a single maturity date, primarily asset-backed securities, are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                      Amortized Cost     Fair Value
--------------------------------------------------------------------------------
(Dollars in thousands)

Due in one year or less                      $ 5,542        $ 5,543
Due after one year through five years         28,605         28,722
Due after five through ten years                 107            106
--------------------------------------------------------------------------------
                                              34,254         34,371
Asset-backed debt securities                  37,358         37,275
--------------------------------------------------------------------------------
                                             $71,612        $71,646
================================================================================

Sales of securities available for sale are as follows:

                             1998                  1997                  1996
--------------------------------------------------------------------------------
(Dollars in thousands)

Proceeds                 $  3,965              $  2,324              $ 25,371
Gross gains                                         154                    26
Gross losses                  (24)                  (11)                  (21)


38   OTTAWA FINANCIAL CORPORATION

Note 4
LOANS


Loans at year end are as follows:

                                                         1998           1997
--------------------------------------------------------------------------------
(Dollars in thousands)

First mortgage loans (principally conventional)
      Secured by one-to-four family residences      $ 425,974      $ 483,502
      Secured by other properties                     101,039         73,810
      Construction loans                              117,792         71,145
--------------------------------------------------------------------------------
                                                      644,805        628,457
   Less
      Undisbursed portion of construction loans       (44,797)       (25,787)
      Deferred fees and discounts                      (1,272)          (854)
--------------------------------------------------------------------------------
                                                      598,736        601,816
Commercial loans                                       53,935         37,322
Consumer and other loans
   Student loans                                                          21
   Home equity and second mortgage                     49,647         55,960
   Other                                               71,275         55,597
--------------------------------------------------------------------------------
                                                      120,922        111,578
--------------------------------------------------------------------------------
                                                      773,593        750,716
Allowance for loan losses                              (3,823)        (3,293)
--------------------------------------------------------------------------------
                                                    $ 769,770      $ 747,423
================================================================================


Note 5
ALLOWANCE FOR LOAN LOSSES


An analysis of the allowance for loan losses follows:

                                      1998            1997            1996
--------------------------------------------------------------------------------
(Dollars in thousands)

Balance - beginning of year        $ 3,293         $ 3,129         $ 1,251
   Acquired balance                                                  1,358
   Provision                           930             660             564
   Recoveries                          176             119              90
   Loans charged-off                  (576)           (615)           (134)
--------------------------------------------------------------------------------
Balance - end of year              $ 3,823         $ 3,293         $ 3,129
================================================================================

   Information regarding impaired loans is as follows:

                                                          1998     1997     1996
--------------------------------------------------------------------------------
(Dollars in thousands)

Average investment in impaired loans                    $1,710   $1,354   $1,612
Interest income recognized on impaired loans including
  interest income recognized on cash basis                  24      104       46
Interest income recognized on impaired
  loans on cash basis                                       24        4        5


                                               OTTAWA FINANCIAL CORPORATION   39

ALLOWANCE FOR LOAN LOSSES

                                                         1998         1997
--------------------------------------------------------------------------------
(Dollars in thousands)

Balance of impaired loans                             $ 1,452      $ 1,942
Less portion for which no allowance for
  loan losses is allocated                             (1,053)        (490)
--------------------------------------------------------------------------------
   Portion of impaired loan balance for which an
     allowance for credit losses is allocated         $   399      $ 1,452
================================================================================
   Portion of allowance for loan losses allocated
     to the impaired loan balance                     $    65      $   346



Note 6
SECONDARY MORTGAGE MARKET ACTIVITIES


Mortgage loans serviced for others, principally the Federal Home Loan Mortgage Corporation, which are not reported as assets, totaled $227,939,000 and $130,431,000 at December 31, 1998 and 1997. Custodial escrow balances maintained in connection with this loan servicing, and included in demand deposits, were $372,000 and $238,000 at December 31, 1998 and 1997.

   Following is an analysis of the activity, in thousands, for mortgage servicing rights:

Balance at January 1, 1996                                  $    0
   Additions (acquired and originated)                         489
   Amortization                                                (32)
--------------------------------------------------------------------------------

Balance at December 31, 1996                                   457
--------------------------------------------------------------------------------
   Additions                                                   237
   Amortization                                                (44)
--------------------------------------------------------------------------------

Balance at December 31, 1997                                   650
--------------------------------------------------------------------------------
   Additions                                                 1,655
   Amortization                                               (177)
--------------------------------------------------------------------------------

Balance at December 31, 1998                                $2,128
================================================================================

   The carrying values of mortgage servicing rights approximate fair values for all years presented.


Note 7
PREMISES AND EQUIPMENT


Premises and equipment at year end are as follows:

                                                  1998        1997
--------------------------------------------------------------------------------
(Dollars in thousands)

Land                                           $ 3,206     $ 3,675
Buildings and improvements                      11,638      11,336
Furniture and equipment                          7,636       6,150
--------------------------------------------------------------------------------
                                                22,480      21,161
Accumulated depreciation                        (7,280)     (6,131)
--------------------------------------------------------------------------------
                                               $15,200     $15,030
================================================================================


40   OTTAWA FINANCIAL CORPORATION

Note 8
DEPOSITS

Deposits at year end are as follows:
                                                  1998        1997
--------------------------------------------------------------------------------
(Dollars in thousands)

Noninterest-bearing                           $ 40,813    $ 28,431
NOW accounts and MMDAs                         200,132     160,296
Passbook and statement savings                  54,475      60,143
Certificates of deposit                        398,212     405,690
--------------------------------------------------------------------------------
                                              $693,632    $654,560
================================================================================

   Scheduled maturities of time deposits, in thousands, over the next five years are as follows:

   1999                                                    $320,191
   2000                                                      53,416
   2001                                                      11,093
   2002                                                       7,529
   2003 and thereafter                                        5,983
--------------------------------------------------------------------------------
                                                           $398,212
================================================================================

   The aggregate amount of demand, savings and certificates of deposit with balances of $100,000 or more was approximately $103,596,000 and $78,138,000 at December 31, 1998 and 1997.


Note 9
BORROWINGS

Advances from the Federal Home Loan Bank of Indianapolis, collateralized by mortgage loans under a blanket collateral agreement and Federal Home Loan Bank stock, consist of the following at year end:

                                                                       Range of                 Weighted Average
Principal Terms                           Advance Amount              Maturities                  Interest Rate
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

1998
Single-maturity fixed rate advances         $104,125           February 1999 to June 1010              6.06%
Putable advances                              51,000              May 2000 to May 2008                 5.53%
Amortizable mortgage advances                  5,143              June 1999 to May 2000                6.91%
----------------------------------------------------------------------------------------------------------------
                                             160,268
================================================================================================================

1997
Single-maturity fixed rate advances         $ 96,500           February 1998 to December 2007          5.99%
Putable advances                              18,000              May 2000 to December 2002            5.87%
Short-term variable rate advances             25,000               March 1998 to July 1998             5.80%
Amortizable mortgage advances                  5,958                June 1999 to May 2000              6.91%
================================================================================================================
                                            $145,458

   Maturities of advances outstanding, in thousands, over the next five years are:

   1999                                                   $ 61,405
   2000                                                     18,738
   2001                                                      8,000
   2002                                                     12,000
   2003                                                     15,000
   2004 and thereafter                                      45,125
--------------------------------------------------------------------------------
                                                          $160,268
================================================================================

   Some of the advances are subject to prepayment penalties according to the conditions of the credit policy of the Federal Home Loan Bank.

   At December 31, 1998, Ottawa had an unused line of credit with a major bank totaling $15 million.

                                               OTTAWA FINANCIAL CORPORATION   41

Note 10
FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Ottawa is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit, commitments to make loans and fund loans in process. Ottawa's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is equal to the contractual amount of these instruments. Ottawa follows the same credit policy to make these commitments as it uses for those loans recorded in the financial statements.

   The contract amounts of these financial instruments at year end are as follows:


                                                                          1998        1997
--------------------------------------------------------------------------------------------
(Dollars in thousands)
Financial instruments whose contract amount represents credit risk
   Commitments to make loans                                           $19,427     $23,844
   Unused consumer lines of credit                                      34,854      33,729
   Unused commercial lines of credit                                    24,190       9,930
   Loans in process                                                     44,797      25,787
   Letters of credit                                                    10,340       5,110

   Since certain commitments to make loans and fund loans in process expire without being used, the above amounts do not necessarily represent future cash commitments. Commitment periods are generally for 30 to 120 days. Approximately 39% and 43% of commitments to make loans and to fund loans in process were made at fixed rates as of December 31, 1998 and 1997. Rate ranges for these fixed rate commitments were 6.20% to 10.00% and 6.00% to 10.5% as of December 31, 1998 and 1997. Lines of credit are issued at variable market rates. No losses are anticipated as a result of these transactions.


Note 11
COMMITMENTS AND CONTINGENCIES

Ottawa has entered into employment agreements with two of its officers. Under the terms of these agreements, certain events leading to separation from Ottawa could result in cash payments aggregating approximately $1.5 million.

   A lawsuit against AmeriBank has recently been filed. The complaint alleges that we have engaged in the unauthorized practice of law due to charging a fee for preparing loan documents. The complaint seeks class action certification, restitution of all fees paid for the last six years, interest, attorney fees and other costs. We believe, after consultation with legal counsel, that the complaint is wholly without merit, and intend to vigorously defend against this lawsuit.

   On-Line Financial Services, Inc. was serving as AmeriBank's primary data processing service provider. Due to dissatisfaction with the services provided by On-Line, we claimed damages against On-Line and converted to a new data processing servicer in March 1999. On-Line has alleged that we have no basis for being dissatisfied with their services and has claimed liquidated damages of approximately $1.5 million. On-Line has also indicated that to receive our historical data and financial information, they will charge us $1.7 million upon deconversion. We believe, after consultation with legal counsel, that these charges are not consistent with the contract and intend to dispute them. It is anticipated that our damage claim against On-Line could exceed $750,000. Both parties have agreed to have the claims settled in arbitration, which is expected to begin during or after March 1999.

   Ottawa and AmeriBank periodically become defendants in certain claims and legal actions arising in the ordinary course of business. Currently, there are no matters which are expected to have a material adverse effect on our consolidated financial position.



42   OTTAWA FINANCIAL CORPORATION

Note 12
RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL REQUIREMENTS

Effective July 25, 1997, AmeriBank completed its conversion to a Michigan chartered savings bank. As a state chartered savings bank, AmeriBank's primary regulators are the Financial Institutions Bureau of Michigan and the Federal Deposit Insurance Corporation.

   AmeriBank is subject to regulatory capital requirements administered by these regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

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

                            Capital to Risk-Weighted Assets     Tier 1 Capital
                                 Total         Tier 1          to Average Assets
--------------------------------------------------------------------------------

Well capitalized                  10%             6%                  5%
Adequately capitalized             8              4                   4
Undercapitalized                   6              3                   3

   AmeriBank's actual capital levels (in millions) and minimum required levels at year end are as follows:

                                                                                Minimum Required        Minimum Required To Be
                                                                                  For Capital        Well Capitalized Under Prompt
                                                         Actual                Adequacy Purposes     Corrective Action Regulations
                                                  Amount         Ratio        Amount        Ratio        Amount        Ratio
-----------------------------------------------------------------------------------------------------------------------------------
1998
Total capital (to risk weighted assets)          $  62.3         10.3%       $  48.6         8.0%       $  60.7         10.0%
Tier 1 capital (to risk weighted assets)            58.5          9.6           24.3         4.0           36.4          6.0
Tier 1 capital (to average total assets)            58.5          6.3           37.0         4.0           46.2          5.0

1997
Total capital (to risk weighted assets)          $  62.2         11.3%       $  43.9         8.0%       $  54.8         10.0%
Tier 1 capital (to risk weighted assets)            58.9         10.7           21.9         4.0           32.9          6.0
Tier 1 capital (to average total assets)            58.9          6.8           34.5         4.0           43.4          5.0

   AmeriBank  was  categorized  as well  capitalized  at year end 1998 and 1997.

   During 1998 and 1997, AmeriBank made capital distributions to Ottawa in the amount of $12,500,000 and $4,000,000, respectively. These distributions were made primarily to allow Ottawa to pay dividends and fund the stock repurchase transactions discussed in Note 13. The distributions were within the guidelines described above.

   The Qualified Thrift Lender test requires at least 65% of assets to be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, Federal Home Loan Bank advances and dividends, or AmeriBank must convert to a commercial bank charter. Management believes this test is met.

   At the time of conversion to a stock association, a liquidation account of $26,527,000 was established which is equal to AmeriBank's total net worth as of the date of the latest audited balance sheet appearing in the final conversion prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is to be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. AmeriBank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

                                               OTTAWA FINANCIAL CORPORATION   43

Note 13
STOCK REPURCHASE PROGRAMS

During 1998,  1997 and 1996,  Ottawa  repurchased  551,495,  480,673 and 577,008 shares of its common stock at an average price of $24.73, $18.37 and $13.50.

   Repurchased  shares are  treated as  treasury  shares and are  available  for
general  corporate  purposes,   including  issuance  in  connection  with  stock
dividends, stock based compensation and warrant plans.

   All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on August 31, 1998 and September 30, 1997.

Note 14
STOCK WARRANT PLAN

In connection with the acquisition of AmeriBank Federal Savings Bank on February 13, 1996, Ottawa issued 566,546 warrants to the former AmeriBank Federal Savings Bank shareholders. Prior to the 10% stock dividends paid on August 31, 1998 and September 30, 1997, each warrant entitled the holder to purchase one share of Ottawa Financial Corporation's common stock at an exercise price of $17.50. Effective August 31, 1998, each warrant allows the holder to purchase 1.21 shares of common stock at a price of $14.46 per share reflecting a proportionate adjustment as a result of the 10% stock dividends. All warrants were exercisable immediately upon issue and expired on February 16, 1999.

   No warrants were exercised during 1996. During 1997 and 1998, 34,711 and 113,048 shares of Ottawa Financial Corporation's common stock were issued upon the exercise of 28,687 and 93,428 warrants. As of December 31, 1998, 444,431 warrant certificates were exercisable into 537,762 shares of common stock.

   On December 24, 1998, Ottawa offered to exchange, for each outstanding warrant, at the holder's option, either .44 shares of the Corporation's common stock or $10.03 in cash. As of January 26, 1999, the expiration date of the exchange offer, Ottawa accepted tenders for approximately 86% of its warrants. In connection with this exchange, Ottawa issued 164,181 shares of its common stock and paid $90,130 in cash. The remaining 14% of the warrants were exercised by the date of the warrant plan expiration, resulting in additional capital of $900,000.

Note 15
STOCK-BASED COMPENSATION PLANS

Ottawa maintains an Employee Stock Ownership Plan for the benefit of substantially all employees. During 1994, this plan borrowed $4,222,050 from Ottawa and used those funds to acquire 510,868 shares of the Corporation's stock at $8.26 per share. Participants become fully vested in allocated shares after five years of credited service and may receive their distribution in the form of cash or stock.

   Shares issued to the employee stock ownership plan are allocated to participants based on principal and interest payments made on the loan. The loan is secured by shares purchased with the loan proceeds and will be repaid by the plan with funds from Ottawa's discretionary contributions to the plan and earnings on the plan's assets. Principal payments are scheduled to occur in even quarterly amounts over a ten-year period. However, in the event contributions exceed the minimum debt service requirements, additional principal payments will be made. For purposes of the following disclosure, all share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on August 31, 1998 and September 30, 1997. During 1998, 1997 and 1996, 54,233, 57,098, and 60,024 shares of stock with a fair value of $24.82, $19.91 and $13.79 per share were committed to be released, resulting in employee stock ownership plan compensation expense of $1,346,000, $1,137,000 and $828,000, respectively.

Shares held by the plan at year end are as follows:

                                      1998        1997        1996
--------------------------------------------------------------------------------
                                          (Dollars in thousands)
Allocated shares                    282,638     228,405     171,307
Unallocated shares                  228,230     282,463     339,561
--------------------------------------------------------------------------------
   Total ESOP shares                510,868     510,868     510,868
================================================================================
Fair value of unallocated shares   $  4,850    $  8,731    $  4,717
================================================================================

   Ottawa maintains a management recognition plan, with 272,039 shares authorized. This is a restricted stock award plan in which stock awards vest in five equal annual installments, subject to the continuous employment of the recipients. Compensation expense is based upon the market price of Ottawa's stock at the date of grant, and is recognized on a prorata basis over the vesting period of the awards. Compensation expense for this plan was $509,000, $572,000 and $576,000 for 1998, 1997 and 1996. The unamortized unearned compensation value of the management recognition plan is shown as a reduction to shareholders' equity in the consolidated balance sheets.
44   OTTAWA FINANCIAL CORPORATION

STOCK-BASED COMPENSATION PLANS

   Ottawa also maintains a stock option and incentive plan, with 1,014,646 shares authorized. Stock options vest in five equal annual installments and expire 10 years from the date of grant. No compensation expense is being recognized for options that have an exercise price equal to the market price of the Corporation's stock at the date of grant.

   The management recognition plan and the stock option and incentive plan are administered by a committee of the Board of Directors of Ottawa. This committee selects recipients and defines the terms of awards consistent with the plans.

   Statement of Financial Accounting Standards No. 123 requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income, basic earnings per common share and diluted earnings per common share had the fair value method been used to measure compensation cost for the stock option and inventive plan. In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted. The compensation cost charged against income for the management recognition plan is the same as if the provisions of FAS No. 123 had been applied.


                                                       1998          1997          1996
----------------------------------------------------------------------------------------
(Dollars in thousands except share data)

Net income as reported                            $   8,668     $   7,527     $   3,094
Pro forma net income                                  8,218         7,150         2,783
----------------------------------------------------------------------------------------
Basic earnings per common share as reported            1.59          1.33           .51
Pro forma basic earnings per common share              1.51          1.26           .45
----------------------------------------------------------------------------------------
Diluted earnings per common share as reported          1.44          1.22           .49
Pro forma diluted earnings per common share            1.38          1.17           .45
----------------------------------------------------------------------------------------

   The fair values of stock options were estimated using option pricing models with the following weighted-average assumptions as of grant date.

                                       1998        1997        1996
------------------------------------------------------------------------

Risk-free interest rate                4.77%       6.27%       5.78%
Expected life                          10 Years    10 Years    10 Years
Expected volatility of stock price     6.45%       6.00%       4.00%
Expected dividends                     1.91%       1.97%       2.23%

   Information regarding the stock option plan at year end is as follows:


                                                    Number        Weighted-Average            Range of         Weighted-Average
                                                of Options          Exercise Price      Exercise Price     Fair Value of Grants
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of 1995                           552,374                                      $10.90
        Granted                                    125,219               $13.40                                        $3.18
        Conversion of AFSB options                 179,743                 3.57
        Exercised                                 (152,093)                3.37
        Forfeited                                   (4,126)               10.90
Outstanding, end of 1996                           701,117               $11.15          $3.97- $13.54
        Granted                                     90,844                18.67                                        $5.46
        Exercised                                  (26,435)                9.76
        Forfeited                                  (27,667)               11.25
Outstanding, end of 1997                           737,859               $12.07           $3.97-$26.48
        Granted                                    128,931                25.34                                        $4.97
        Exercised                                  (56,750)                8.67
        Forfeited                                  (55,856)               24.67
Outstanding, end of 1998                           754,184                13.66           $3.61-$30.34
=================================================================================================================================

                                               OTTAWA FINANCIAL CORPORATION   45

STOCK-BASED COMPENSATION PLANS

   Stock options exercisable at year-end are as follows:

                                                Number      Weighted-Average
                                            of Options        Exercise Price
--------------------------------------------------------------------------------
1996                                           134,380                $ 9.90
1997                                           243,418                 10.46
1998                                           329,291                 11.68

   At year-end 1998, the weighted average remaining life of options outstanding was 7.27 years.

   All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on August 31, 1998 and September 30, 1997.

Note 16
PENSION PLANS

Ottawa sponsors a noncontributory defined benefit pension plan. On January 1, 1998 two separate plans were merged into one. The separate plans were from each of the two Banks that merged in early 1996 as discussed in Note 2. Both plans were curtailed prior to the merger.

   The following sets forth the funded status and amounts recognized in the consolidated financial statements at year end for the plan. The 1997 and 1996 information shown below reflects combined information for the two separate plans.

                                                 1998             1997
--------------------------------------------------------------------------------
                                                  (Dollars in thousands)
Change in benefit obligation:
   Beginning benefit obligation               $ 3,947          $ 4,089
   Interest cost                                  288              280
   Actuarial gain                                 263
   Benefits paid                                 (906)            (422)
--------------------------------------------------------------------------------
   Ending benefit obligation                    3,592            3,947

Change in plan assets, at fair value:
   Beginning plan assets                        5,923            5,467
   Actual return                                1,203              878
   Benefits paid                                 (959)            (422)
--------------------------------------------------------------------------------
   Ending plan assets                           6,167            5,923
--------------------------------------------------------------------------------
Funded Status                                   2,575            1,976
Unrecognized net (gain) loss                     (678)            (405)
--------------------------------------------------------------------------------
   Prepaid pension asset                      $ 1,897          $ 1,571
================================================================================

                                                                    1998       1997       1996
-----------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)
Net pension cost included in operations, including the effects of curtailment, consisted of the following components
   Interest cost on projected benefit obligation                   $ 288      $ 280      $ 274
   Actual return on plan assets                                    (1203)      (878)      (663)
   Net amortization and deferral                                     589        466        270
-----------------------------------------------------------------------------------------------
      Net pension income                                           $(326)     $(132)     $(119)
===============================================================================================

   The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.00% for all years presented. The expected long-term rate of return on assets was 8.00%, 8.25% and 8.00% for 1998, 1997 and 1996. As a result of the plan curtailments, all accumulated benefits under the plans are vested and no further benefits arising from service to Ottawa will accrue.

   The plan assets are invested in U.S. Government and corporate bonds, listed stocks and a group annuity fund at a major life insurance company.

   Ottawa maintains a 401(k) plan covering substantially all employees. Employees who are 21 years and older and who have completed one year of service are eligible. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to a statutory maximum amount. Ottawa does not make matching contributions to this plan.
46   OTTAWA FINANCIAL CORPORATION

Note 17
SAIF ASSESSMENT

Legislation was signed into law on September 30, 1996, to recapitalize the Savings Association Insurance Fund, requiring AmeriBank to pay a one-time special assessment of $3,510,000. This amount is reflected in noninterest expense in the 1996 consolidated statement of income.


Note 18
FEDERAL INCOME TAXES

The provision for federal income taxes consists of the following:

                                      1998        1997        1996
--------------------------------------------------------------------------------
(Dollars in thousands)

Current tax expense                 $4,858      $3,961      $1,674
Deferred tax expense (benefit)         155         312         290
--------------------------------------------------------------------------------
                                    $5,013      $4,273      $1,964
================================================================================

   The provision for federal income taxes differs from that computed at the statutory corporate tax rate as follows:


                                                        1998          1997          1996
------------------------------------------------------------------------------------------

Statutory rate                                            35%           34%           34%
==========================================================================================
Tax expense at statutory rate                        $ 4,789       $ 4,012       $ 1,720
Low-income housing credit                               (327)         (239)         (150)
ESOP                                                     314           227           113
Tax-exempt interest                                      (45)          (84)          (63)
Goodwill amortization                                    329           319           279
Change in deferred tax asset valuation allowance         (46)          (60)
Other                                                     (1)           98            65
------------------------------------------------------------------------------------------
                                                     $ 5,013       $ 4,273       $ 1,964
==========================================================================================

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at year end are as follows:

                                                           1998         1997
--------------------------------------------------------------------------------
(Dollars in thousands)

Deferred tax assets
   Deferred loan fees                                   $   192      $   163
   Management recognition plan restricted stock              96           89
   ESOP                                                      52           42
   Capital loss carryforward                                 80          126
   Accrued expenses                                         138           22
   Allowance for loan losses                                428           59
   Nonaccrual loan interest                                  73           66
   Other                                                    118           64
--------------------------------------------------------------------------------
                                                          1,177          631
Deferred tax liabilities
   Depreciation                                            (590)        (578)
   Pension                                                 (405)        (394)
   Purchase accounting adjustment                          (870)        (692)
   FHLB stock dividends                                     (70)         (68)
   Mortgage servicing rights                               (619)         (86)
   Unrealized gain on available for sale securities         (10)         (32)
   Other                                                    (87)         (76)
--------------------------------------------------------------------------------
                                                         (2,651)      (1,926)
Valuation allowance for deferred tax assets                 (80)        (126)
--------------------------------------------------------------------------------
   Net deferred tax liability                           $(1,554)     $(1,421)
================================================================================


                                               OTTAWA FINANCIAL CORPORATION   47

FEDERAL INCOME TAXES

   A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits relating to such assets will not be realized. Management established a valuation allowance for the benefits associated with the losses on mutual fund securities at December 31, 1996, since such losses were capital in nature and could only be realized through offsetting capital gains. Sources of capital gains were not available at either December 31, 1998 or 1997.

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

   An income tax benefit of $186,000 attributable to deductions related to the exercise of nonqualified stock options and the vesting of management recognition plan shares was allocated directly to shareholders' equity in 1998.

   Retained earnings at December 31, 1998, 1997 and 1996 includes approximately $8.8 million for which no federal income tax liability has been recorded. This amount represents an allocation of income to bad debt deductions for tax purposes alone. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments from carryback of net operating losses would create income for tax purposes only, which would be subject to current tax. The unrecorded deferred tax liability on the above amount at December 31, 1998, 1997 and 1996 was approximately $3.0 million.

Note 19
EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

                                                      1998           1997           1996
-----------------------------------------------------------------------------------------
(Dollars in thousands except share data)
Basic
Net Income available to common shareholders     $    8,668     $    7,527     $    3,094
=========================================================================================
Weighted average common shares outstanding       5,436,541      5,665,441      6,108,202
=========================================================================================
Basic earnings per common share                 $     1.59     $     1.33     $      .51
=========================================================================================
Diluted
Net Income available to common shareholders     $    8,668     $    7,527     $    3,094
=========================================================================================
Weighted average common shares outstanding       5,436,541      5,665,441      6,108,202
Add: Dilutive effects of assumed
  exercises of stock options and warrants          591,308        504,525        145,922
-----------------------------------------------------------------------------------------
Weighted average common and dilutive
  potential common shares outstanding            6,027,849      6,169,966      6,254,124
=========================================================================================
Diluted earnings per common share               $     1.44     $     1.22     $      .49
=========================================================================================

   All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on August 31, 1998 and September 30, 1997.

Note 20
FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair values of each class of financial instrument for which it is practicable to estimate that value:

   Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, the allowance for loan losses, demand deposits, savings accounts, money market deposits and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on quoted market prices for similar instruments. For fixed rate loans and deposits and for variable rate loans and deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Prepayment speeds are assumed in projecting future cash flows based upon the current interest rate environment and recent actual prepayment history. Fair values for impaired loans are estimated using discounted cash flow analysis. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of commitments was immaterial at the reporting dates presented.

48   OTTAWA FINANCIAL CORPORATION

FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair values of Ottawa's financial instruments at year end are as follows:


                                                1998                            1997
                                 Carrying Value      Fair Value  Carrying Value      Fair Value
------------------------------------------------------------------------------------------------
(Dollars in thousands)
Financial assets
Cash and cash equivalents              $ 42,225        $ 42,225        $ 32,524        $ 32,524
Securities available for sale            71,646          71,646          57,308          57,308
Federal Home Loan Bank stock             11,782          11,782           7,308           7,308
Loans held for sale                       3,375           3,375           1,955           1,955
Loans, net                              769,770         774,621         747,423         754,092

Financial liabilities
Deposits                                693,632         696,215         654,560         655,796
Federal Home Loan Bank advances         160,268         162,056         145,458         145,494


Note 21
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Ottawa Financial Corporation at year end is as follows:

Condensed Balance Sheets
                                                            1998         1997
--------------------------------------------------------------------------------
(Dollars in thousands)

Assets
Cash and due from financial institutions                 $   278      $ 1,406
Loans receivable from Employee Stock Ownership Plan        2,111        2,533
Investment in subsidiary bank                             71,185       72,634
Other assets                                                  95          176
--------------------------------------------------------------------------------
   Total assets                                          $73,669      $76,749
================================================================================
Liabilities                                              $   262      $   386

Shareholders' Equity                                      73,407       76,363
--------------------------------------------------------------------------------

   Total liabilities and shareholders' equity            $73,669      $76,749
================================================================================


                                               OTTAWA FINANCIAL CORPORATION   49

PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed Statements of Income
for the years:                                                                        1998        1997        1996
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Interest and dividend income
        Securities                                                                            $    175    $    807
        Loan to Employee Stock Ownership Plan                                     $    178         210         243
        Dividends from subsidiary bank                                              12,500       4,000       2,449
-------------------------------------------------------------------------------------------------------------------
                                                                                    12,678       4,385       3,499
Net gain on sale of securities                                                                     151         270
Operating expenses                                                                     867         769         737
-------------------------------------------------------------------------------------------------------------------

Income before federal income taxes and
  equity in undistributed (excess distributed)
  earnings of subsidiary bank                                                       11,811       3,767       3,032

Federal income tax expense (benefit)                                                  (232)        (88)        198
-------------------------------------------------------------------------------------------------------------------

Income before equity in undistributed
  (excess distributed) earnings of subsidiary bank                                  12,043       3,855       2,834

Equity in undistributed (excess distributed)
  earnings of subsidiary bank                                                       (3,375)      3,672         260
-------------------------------------------------------------------------------------------------------------------

        Net income                                                                $  8,668    $  7,527    $  3,094
===================================================================================================================

Condensed Statements of Cash Flows
for the years:                                                                        1998        1997        1996
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Cash flows from operating activities
Net income                                                                        $  8,668    $  7,527    $  3,094
Adjustments to reconcile net income to
  cash provided by operations
        Equity in income of subsidiary bank                                         (9,125)     (7,672)     (2,709)
        Net accretion of securities discounts                                                      (12)        (17)
        Net gain on sale of securities                                                            (151)       (270)
        Change in
               Interest receivable                                                                  75         305
               Other assets                                                             81         (86)        322
               Other liabilities                                                        63          68         270
-------------------------------------------------------------------------------------------------------------------
                      Net cash provided by operating activities                       (313)       (251)        995

Cash flows from investing activities Activity in available-for-sale securities:
        Maturities, prepayments and calls                                                          307       1,064
        Sales                                                                                    5,884      36,118
Principal reduction of ESOP note receivable                                            422         422         422
Contribution to subsidiary bank                                                       (111)       (112)       (108)
Cash paid in the acquisition of AFSB                                                                       (30,943)
Cash dividends received from subsidiary bank                                        12,500       4,000       2,449
-------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                       12,811      10,501       9,002

Cash flows from financing activities
        Purchase of treasury shares                                                (13,640)     (8,833)     (7,787)
        Proceeds from exercise of stock options                                        492         258         508
        Proceeds from exercise of stock warrants                                     1,635         502
        Cash dividends paid                                                         (2,113)     (1,858)     (1,699)
-------------------------------------------------------------------------------------------------------------------
               Net cash from financing activities                                  (13,626)     (9,931)     (8,978)
-------------------------------------------------------------------------------------------------------------------
Net change in cash                                                                  (1,128)        319       1,019

Cash at beginning of period                                                          1,406       1,087          68
-------------------------------------------------------------------------------------------------------------------

Cash at end of period                                                             $    278    $  1,406    $  1,087
===================================================================================================================

50   OTTAWA FINANCIAL CORPORATION

QUARTERLY FINANCIAL INFORMATION

unaudited


The following is a summary of selected unaudited quarterly results of operations for the years ended December 31, 1998 and 1997. In our opinion, all adjustments necessary for a fair presentation of such financial data have been included. All such adjustments are of a normal recurring nature.


Quarter Ended                                        March 31    June 30    September 30  December 31
-----------------------------------------------------------------------------------------------------
(Dollars in thousands except share data(1))
1998
Net interest income                                  $6,680       $7,000       $7,110       $7,102
Provision for loan losses                               210          225          240          255
Noninterest income                                    1,607        1,939        1,995        2,270
Noninterest expense                                   5,143        5,200        5,352        5,397
Income before income taxes                            2,934        3,514        3,513        3,720
Net income                                            1,831        2,227        2,205        2,405

Basic earnings per common share                         .32          .40          .41          .46
Diluted earnings per common share                       .29          .36          .37          .42

1997
Net interest income                                  $6,553       $6,915       $6,784       $6,770
Provision for loan losses                               150          150          180          180
Noninterest income                                      721        1,037          942        1,446
Noninterest expense                                   4,424        4,678        4,727        4,879
Income before income taxes                            2,700        3,124        2,819        3,157
Net income                                            1,716        1,962        1,730        2,119

Basic earnings per common share                         .29          .35          .31          .38
Diluted earnings per common share                       .28          .33          .28          .34


(1) All per share information has been retroactively adjusted to reflect the stock dividends paid on August 31, 1998 and September 30, 1997 and the effects of SFAS No. 128.


                                               OTTAWA FINANCIAL CORPORATION   51

SHAREHOLDER INFORMATION

Market

Ottawa Financial Corporation's common stock is traded on the Nasdaq National Market under the symbol "OFCP." Total shares outstanding, net of treasury stock, as of December 31, 1998, were 5,448,161. The high and low closing prices for the common stock as reported on the Nasdaq as well as dividends declared per share, adjusted for the 10% stock dividends paid on August 31, 1998 and September 30, 1997, were as follows.

Quarter Ended                           High             Low        Dividends
--------------------------------------------------------------------------------
March 31, 1997                     $    17.252      $    13.946      $   .07
June 30, 1997                           18.802           16.942          .08
September 30, 1997                      24.659           18.594          .08
December 31, 1997                       30.909           23.636          .09
March 31, 1998                          29.545           25.909          .09
June 30, 1998                           26.818           25.909          .09
September 30, 1998                      26.141           21.500          .10
December 31, 1998                       24.000           18.875          .11

The information set forth in the table above was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

   The Board of Directors intends to continue the payment of quarterly cash dividends, dependent upon the results of operations and financial condition of Ottawa and other factors. Restrictions on dividend payments are described in
Note 12 of the Notes to Consolidated Financial Statements.

   As of March 11, 1999, Ottawa had approximately 2,210 shareholders of record and 5,688,572 shares outstanding of common stock.

Annual Report on Form 10-K

A copy of Ottawa Financial Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Douglas J. Iverson, Vice Chairman and CEO, Ottawa Financial Corporation, 245 Central Avenue, Holland, MI 49423-3298 or by calling (616) 393-7002.

Corporate Headquarters              Registrar/Transfer Agent
245 Central Avenue                  Registrar and Transfer Company
Holland, MI 49423-3298              Cranford, NJ

Independent Auditor                 General Counsel
Crowe, Chizek and Company LLP       Cunningham Dalman, PC
Grand Rapids, MI                    Holland, MI

                                    Special Counsel
                                    Silver, Freedman & Taff, LLP
                                    Washington, DC




52   OTTAWA FINANCIAL CORPORATION