Form 10-K, Exhibit 13
period 1999-12-31
OTTAWA FINANCIAL CORP
filed 2000-03-30
CIK 920604

[FRONT COVER]

Ottawa Financial Corporation / AmeriBank


1999 Report to Shareholders

Profitability

Growth

Techniques

Values

Diversification

Citizenship

Leadership


[INSIDE FRONT COVER]

Growth Through Leadership

AmeriBank, a wholly-owned subsidiary of Ottawa Financial Corporation, is committed to the concepts of leadership, citizenship and technology to achieve growth. By offering a broad line of financial products and services in support of community and business objectives, AmeriBank consistently delivers value to our shareholders, customers, employees and the communities we serve.


Table of Contents


Financial Highlights, page 1

Letter To Our Shareholders, page 2

Financial Charts, page 17

Selected Consolidated Financial Information, page 18

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 20

Report of Independent Auditors, page 30

Consolidated Balance Sheets, page 31

Consolidated Statements of Income, page 32

Consolidated Statements of Changes in Shareholders' Equity, page 33

Consolidated Statements of Cash Flows, page 34

Consolidated Statements of Comprehensive Income, page 35

Notes to Consolidated Financial Statements, page 36

Quarterly Financial Information, page 55

Shareholder Information, page 56

Officers and Directors, Inside Back Cover

Branch Office and ATM Locations, Inside Back Cover

----------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

                                                                              1999             1998          % Change
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except per share data(1)

Net interest income                                                      $  30,096        $  27,892             +7.9%
Noninterest income                                                           6,683            7,811             -14.4
Noninterest expense                                                         20,963           21,092               -.6
Income before income taxes                                                  14,646           13,681              +7.1
Net income                                                                   9,508            8,668              +9.7
Diluted earnings per common share                                             1.51             1.31             +15.3

Total assets                                                             1,017,168          938,030              +8.4
Total liabilities                                                          939,336          864,623              +8.6
Shareholders' equity                                                        77,832           73,407              +6.0
Book value per share                                                         12.77            12.25              +4.2
Cash dividends declared per share                                              .45              .35             +28.6


(1) All per share information has been retroactively adjusted to reflect the 10% stock dividends paid on June 30, 1999 and August 31, 1998.


Favorable trend in return          30.5% compounded annual                 Improved efficiency through
on equity through active           growth rate in earnings per share       increased revenue on
capital management...              from 1995 to 1999...                    stabilized expenses...


RETURN                             EARNINGS                                EFFICIENCY
ON      [LINE GRAPH]               PER        [LINE GRAPH]                 RATIO        [LINE GRAPH]
EQUITY                             SHARE



*  Adjusted to remove the impact of the one-time SAIF assessment.
** All amounts adjusted for stock dividends.

--------------------------------------------------------------------------------
                                                           1999 ANNUAL REPORT  1

Dear Shareholders:

During 1999, we focused on profitable growth through improved efficiencies and diversification of our products and services. With this focus, we grew to over one billion dollars in assets for the first time in history and achieved record earnings of $9.5 million. This resulted in earnings per share of $1.51, a 15% improvement over the prior year and a 30.5% compounded annual growth rate since 1995.

   While our financial performance in 1999 was strong, we saw the value of our stock decline 6% from the prior year. The rising interest rate environment and other factors negatively affected bank stocks across the country. Our solid financial performance has resulted in an average total annual return to our shareholders of 20% since our inception as a public company in 1994. We are determined to focus on our strategic goals which will maximize shareholder value.

   Executing on our strategic initiatives, we focused our attention during 1999 on expanding business banking services. We continued to diversify our loan portfolio by expanding the higher yielding lines of business. As a result, commercial real estate and commercial business loans increased by $46.2 million during the year, 30% higher than the previous year. Further, we added specialized expertise to our cash management staff to broaden our product line for business customers.

   In addition to an emphasis on diversification, we also evaluated alternatives for containing costs and improving efficiencies. Indicative of our commitment in these areas have been the successful integration of our Y2K readiness plan, implementation of automated underwriting and our well-received AmeriLoan24(TM) "loan by phone" service.

   Ottawa's performance and accomplishments are products of our highly dedicated and successful employees, management team and Board of Directors. I am fortunate to be working along side of Ronald L. Haan, President and COO, who continues to provide strong leadership and direction. We are supported by a talented Chief Financial Officer, Jon W. Swets, and a well-qualified management team. This talented group of individuals is focused on continually improving performance and delivering quality products and services to our customers.

   I would like to thank Gerrard W. Haworth for his leadership and dedication to our Board of Directors over the past 33 years. In June 1999, Mr. Haworth retired from our Board. His unparalleled success and achievement in business and our community have been a model for us. We will miss his leadership and wish him health and happiness in his retirement.

--------------------------------------------------------------------------------
2  OTTAWA FINANCIAL CORPORATION

A bank's commitment to a community's values aren't always reflected in its balance sheet. Even so, it's important to us that we conduct our business in a fashion which is consistent with the principles and integrity of the communities we serve. This loyalty to local markets, along with AmeriBank's service-driven culture, enables us to attract new customer relationships while maintaining existing ones. Our genuine interest in the success of our customers and their profitability defines the foundation of these relationships.

   In the following pages you'll hear from some of our customers about how we've met their banking needs and delivered on our promise to provide high quality products and services.

   The upcoming year will be a challenging one for the banking industry. With rising interest rates, tightening net interest margins, increasing competitive pressures and growing customer needs, we need to stay committed to our primary strategic initiative: profitable growth through improved efficiency and diversification. We will continue to pursue higher yielding commercial business loans, while maintaining strong asset quality, and develop additional business products to better serve our commercial customers and enhance non-interest income. Some of our objectives - technology enhancements and Internet banking, for instance - will not only meet the evolving needs of our customers, they'll also be the catalysts for improved operational efficiencies.

   On behalf of the Corporation, I would like to thank our employees and management team for their outstanding service, our customers for their continued loyalty and our shareholders for their confidence and support. We will remain focused on our goal of achieving profitable growth and look forward with enthusiasm to the year ahead.

Sincerely,
                                             "...we need to stay
/s/ Douglas J. Iverson                       committed to our primary
                                             strategic initiative:
Douglas J. Iverson                           profitable growth through
Vice Chairman and Chief Executive Officer    improved efficiency
Ottawa Financial Corporation                 and diversification."

                                             [PICTURE]

--------------------------------------------------------------------------------
                                                           1999 ANNUAL REPORT  3

" AmeriBank really                           [PICTURE]
  understood the problem
  and was enthusiastic
  in its desire to help."

[PICTURE]

Glenn Anderson
President
Holland Plastics Corporation
Grand Haven, MI

Custom injection molder
and manufacturer

GROWTH. The opportunity for business growth often comes unexpectedly. Just ask Glenn Anderson, President of Holland Plastics Corporation. "One of our customers had an incredible demand - one that required a significant increase in our credit line," he says. "AmeriBank really understood the problem and was enthusiastic in its desire to help. In fact, one of the bank officers has been heavily involved in the decision for us to move into new markets." Because it understands the need for growth, AmeriBank is eager to help this custom injection molder and manufacturer. One of our responsibilities to them is to ensure they have the tools needed to remain competitive.


--------------------------------------------------------------------------------
4  OTTAWA FINANCIAL CORPORATION

"Our success isn't difficult to understand. AmeriBank grows by helping our clients grow. With a healthy diversity of clientele which mirrors the local market, we're able to avoid cyclic trends which can negatively affect specific industries."

AmeriBank closed the books on the 20th Century with a solid record of performance and a bright outlook for continued growth into the 21st Century. Much of our success can be attributed to the ability of AmeriBank staff to build lasting relationships with customers and to customize products and services that help them reach their goals.

   While the focus of our efforts is on helping customers succeed, we too benefit from the relationships that develop. We are fortunate to work with many talented and visionary individuals with whom we share common goals and a vision for the future. This is truly the foundation upon which mutually beneficial relationships grow and flourish.


[PICTURE]

Ron Haan
President, COO
AmeriBank
Grand Rapids, MI


GROWTH

[PICTURE]

--------------------------------------------------------------------------------
                                                           1999 ANNUAL REPORT  5

We are often asked, "With so many financial service companies around these days, what makes AmeriBank different?" Good question. We think it's because we see each of our customers as a long-term relationship. In order to succeed, each of us - bank and customer alike - needs to rely on the commitment and capabilities of the other.

   To keep our part of the bargain, we not only provide for customers' immediate needs, we also do whatever it takes to meet their evolving, often unexpected, financial needs.


LEADERSHIP

[PICTURE]


--------------------------------------------------------------------------------
6  OTTAWA FINANCIAL CORPORATION

[PICTURE]                               "We're not just an
                                         account number for them...
                                         As far as I'm concerned,
                                         we're partners forever."


LEADERSHIP. "AmeriBank tries to help with everything. They're always looking for solutions," declares Dan Davis, President of TLI, Inc. As a trailer rental and leasing company that believes in the value of personal service and competitive pricing, TLI appreciates their partnership with AmeriBank. "We're not just an account number for them," says Davis. "They've taken the time to really understand the elements that are important to my business including providing creative financing for a special buying opportunity we encountered recently. As far as I'm concerned, we're partners forever."




[PICTURE]


Dan Davis
President
TLI, Inc.
Grand Rapids, MI

Trailer rental and
leasing company


--------------------------------------------------------------------------------
                                                           1999 ANNUAL REPORT  7

Techniques

"Our business is built
 on relationships, but
 only if we can deliver
 the goods. AmeriBank                   [PICTURE]
 understands our need
 for continuing technology
 improvements in order
 to make this possible."


[PICTURE]

Bill Ockerlund
CFO
Steketee-Van Huis, Inc.
Holland, MI

Commercial printing
and packaging



Banking  is  a  rapidly  evolving   business.   In  today's  highly  competitive
environment, it pays to be nimble. Our culture at AmeriBank thrives on change, which means that change is a strategic advantage for us.

   By using an innovative combination of financial and service technologies, AmeriBank can customize a range of lending and deposit products that provide unique financial solutions for our customers. In every sense, we are their business partners.

   We understand that a growing, productive relationship requires that we do our part to meet their financial and competitive market needs.


--------------------------------------------------------------------------------
8  OTTAWA FINANCIAL CORPORATION

TECHNIQUE. Technology combines with technique for high-end commercial printer Steketee-VanHuis. "The challenge we face," reports President Ted Etheridge, "is a desire to stay private while competing with large, public companies. Our business is built on relationships, but only if we can deliver the goods. AmeriBank takes the time to understand our need for continuing technology improvements in order to make this possible." The name Steketee-VanHuis means high quality within the printing industry. We're proud to be associated with a company nimble enough to successfully carve out a profitable niche for themselves in a volatile marketplace.



"The challenge we face
 is a desire to stay private
 while  competing
 with large, public
 companies...
 (AmeriBank)                            [PICTURE]
 makes this
 possible."


Ted Etheridge
CEO
Steketee-Van Huis, Inc.
Holland, MI

Commercial printing
and packaging


TECHNIQUES

[PICTURE]

--------------------------------------------------------------------------------
                                                           1999 ANNUAL REPORT  9

A business cannot succeed without growth, nor can it grow without profit. The financial marketplace is increasingly competitive and AmeriBank has taken steps to ensure our profitability for shareholders by streamlining our operations with the latest technology and adopting an administrative vigilance which continually seeks out new methods of cost reduction.


PROFITABILITY

[PICTURE]


--------------------------------------------------------------------------------
10  OTTAWA FINANCIAL CORPORATION

[PICTURE]                                    "It's a pleasure to
                                              work with a bank that
                                              appreciates real world,
                                              bottom-line thinking."


                                             [PICTURE]

                                             Mark Stockwell
                                             President
                                             Stockwell Manufacturing Company
                                             Grand Rapids, MI

                                             Quality screw
                                             machine products


PROFITABILITY. Mark Stockwell, President of Stockwell Manufacturing, understands that corporate profits don't automatically generate themselves. "The quality of our products is exceptionally high, yet they must be priced to sell in a competitive marketplace. It's a pleasure to work with a bank that appreciates real world, bottom-line thinking." The services we provide to companies such as Stockwell Manufacturing include an understanding of the constant pressure on their profits. "I'm very happy with AmeriBank," says Stockwell. "Their services are second to none. I've recommended them to others many times."



--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  11

"When we're presented
 with new opportunities,                          [PICTURE]
 AmeriBank can
 match strides with
 us quickly. That's an
 important skill in
 your banking partner."

[PICTURE]

Steve Buth
CEO
Profile Industrial Packaging, Inc.
Grand Rapids, MI

Plastic film
for industry



At AmeriBank, we believe that our customers as well as our employees are the key to our success. That's why we're committed to delivering the finest products to our customers and to investing in the communities where we all work and live. West Michigan has always had a special attitude towards business. Competitive, yes, but with a concern for and commitment to the community at large. They understand that business success is lessened if the larger community is not also enriched. AmeriBank not only shares this philosophy, it supports its expansion throughout the entire West Michigan region.


--------------------------------------------------------------------------------
12  OTTAWA FINANCIAL CORPORATION

CITIZENSHIP. "We're in the packaging business, but what we really sell is trust and dependability," declares Steve Ehmann, President of Profile Industrial Packaging. He likes the fact that AmeriBank is big enough to help when he needs it, yet is able to maintain a community bank attitude towards quick service. "Our company has to move fast to take advantage of new business opportunities," Ehmann states. "AmeriBank's fast and flexible service attitude is a tremendous asset to us." Understanding the special needs of growing companies such as Profile Industrial Packaging is one of the many ways AmeriBank also supports our community.


"We're in the packaging
 business, but what
 we really sell is
 trust and
 dependability,"

[PICTURE]

Steve Ehmann
President
Profile Industrial
Packaging, Inc.
Grand Rapids, MI

Plastic film
for industry

CITIZENSHIP

[PICTURE]

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  13

We are fast becoming the bank of choice for small businesses in West Michigan. From plastics manufacturing to golf retailing, and commercial printing to transportation, our customers cover nearly the entire breadth of the commercial landscape.

   This diversity of our service and lending portfolio is intentional. By viewing the local and regional economy from the many different perspectives represented in this diversity, we are able to better educate not only ourselves, but also our customers, on potential opportunities and hidden dangers.



Diversification

[PICTURE]

--------------------------------------------------------------------------------
14  OTTAWA FINANCIAL CORPORATION

[PICTURE]                                    "We wanted to think
                                              down-the-road when we
                                              started our business...
                                              AmeriBank helped us
                                              plan for the expansion of
                                              services we offer today."


Diversification. Whether you're looking for high-quality golf equipment, professional instruction or superior practice facilities, Rockford Golf Center has it all. "We wanted to think down-the-road when we started our business," says President Roger Mowrey, "and AmeriBank helped us plan for the expansion of services we offer today." By keeping prices in line, watching their expenses and associating themselves with only brand name merchandise, Rockford Golf is fast becoming a name to be reckoned with in West Michigan. Roger Mowrey knows it would have been difficult to do alone. "AmeriBank goes out of their way to help you. There's no one there I can't trust and that means a lot to a businessman."


                                             [PICTURE]

                                             Roger Mowrey
                                             President
                                             Rockford Golf Center, Inc.
                                             Rockford, MI

                                             Master range and
                                             golf shop

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  15

"We've learned that the best                           [PICTURE]
 way to keep AmeriBank's
 bottom-line healthy is
 to share the same business
 values as the clients
 we serve. Everyone
 wins when we
 all have the
 same goal."

[PICTURE]

Jon Swets
Chief Financial Officer
AmeriBank
Grand Rapids, MI



VALUES. As President of Pearson Foods, Inc., David Pearson understands the value of sharing a similar outlook with his financial institution. "We operate within a fast-paced, entrepreneurial environment," he says. "To satisfy customers' needs, our product line not only has to cover a wide spectrum, it also must be supported by our commitment to product quality and genuine customer service. AmeriBank has the entrepreneurial attitude which is a good fit for us," Pearson reports. "The pressures of our marketplace can make us a very demanding banking customer. We appreciate that AmeriBank's branch staff helps us clear a lot of red tape and focus on the essence of our needs."


With the experience we've gained over the years, AmeriBank is able to recognize the potential of small businesses and help them achieve it in ways they never thought possible.

   We understand that loans aren't the only vital need for growing small businesses. AmeriBank starts by learning as much as we can about our customers and their businesses because the more we know about them, the easier it is to respond to their needs.

   That's where our team of veteran loan officers comes in. They're responsive and resourceful in meeting the needs of our customers. More importantly, they're surrounded by professional staff who understand that customers' needs have a higher priority than our own.


Values

[PICTURE]

--------------------------------------------------------------------------------
16  OTTAWA FINANCIAL CORPORATION

FINANCIAL CHARTS

  Achieved $1 billion in assets              Change in mix consistent
  for the first time in history...           with strategic direction...

  [LINE GRAPH--TOTAL ASSETS                  [LINE GRAPH--LOAN PORTFOLIO MIX
     MILLIONS OF DOLLARS]                         PER SHARE]


  Improvement in net interest margin         Level of non-performing
  through favorable mix changes in           assets well below peer...
  loans and deposits...

  [LINE GRAPH--NET INTEREST MARGIN           [LINE GRAPH--NON-PERFORMING
     PER SHARE]                                   ASSETS TO TOTAL ASSETS
                                                  PER SHARE]







--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  17


SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following financial data summarizes more detailed financial information disclosed throughout this report.


December 31,                                              1999            1998           1997           1996(1)          1995
--------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except share and per share data

Selected Financial Condition Data:
Total assets                                           $1,017,168      $ 938,030       $ 885,817       $848,306       $ 370,305
Loans receivable, net                                     856,759        769,770         747,423        715,551         276,457
Securities and Federal Home Loan Bank stock                92,838         83,428          64,616         69,864          66,926
Deposits                                                  711,954        693,632         654,560        622,492         243,220
Federal Home Loan Bank advances                           216,353        160,268         145,458        139,170          43,241
Shareholders' Equity                                       77,832         73,407          76,363         76,917          79,560

Selected Operations Data:
Total interest income                                  $   68,978      $  67,904       $  64,726       $ 54,669       $  25,579
Total interest expense                                     38,882         40,012          37,704         30,531          11,321
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                                        30,096         27,892          27,022         24,138          14,258
Provision for loan losses                                   1,170            930             660            564             160
-------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
   for loan losses                                         28,926         26,962          26,362         23,574          14,098
Service charges and other fees                              5,068          4,749           3,356          3,042           2,219
Gain on sales of loans                                        666          2,398             370            141             309
Other noninterest income (loss)                               949            664             420            145            (435)
-------------------------------------------------------------------------------------------------------------------------------
Total noninterest income                                    6,683          7,811           4,146          3,328           2,093
Total noninterest expense(2)                               20,963         21,092          18,708         21,844          10,651
-------------------------------------------------------------------------------------------------------------------------------
Income before federal income tax expense                   14,646         13,681          11,800          5,058           5,540
Income tax expense                                          5,138          5,013           4,273          1,964           1,911
-------------------------------------------------------------------------------------------------------------------------------
Net income                                             $    9,508      $   8,668       $   7,527       $  3,094       $   3,629
===============================================================================================================================
Basic earnings per common share(3)                         $ 1.60         $ 1.45          $ 1.21          $ .46          $  .52
===============================================================================================================================
Diluted earnings per common share(3)                       $ 1.51         $ 1.31          $ 1.11          $ .45          $  .52
===============================================================================================================================
Cash dividends declared per common share(3)                $  .45         $  .35          $  .30          $ .25          $  .23
===============================================================================================================================

(1)    Significant variation from prior years due primarily to the acquisition of AFSB in February 1996.
(2)    Noninterest expense for 1996 includes the one-time SAIF assessment of $3.5 million.
(3)    Weighted average common shares  outstanding for 1999, 1998, 1997, 1996, and 1995 were 5,961,287,  5,980,195,  6,231,985,
       6,719,022,  and 6,953,208  respectively.  Weighted average common and dilutive  potential common shares  outstanding for
       1999, 1998, 1997, 1996, and 1995 were 6,295,044,  6,630,634, 6,786,963, 6,879,536, and 6,995,320 respectively. All share and per share  information  has been  retroactively  adjusted to reflect the 10% stock  dividends paid on June 30, 1999,
       August 31, 1998 and  September  30, 1997,  and the adoption of Statement  of  Financial  Accounting  Standards  No. 128,
       Earnings per Share.

--------------------------------------------------------------------------------
18  OTTAWA FINANCIAL CORPORATION


SELECTED CONSOLIDATED FINANCIAL INFORMATION

December 31,                                       1999            1998          1997            1996            1995
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except per share data
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets                                   1.00%            .94%           .87%           .41%           1.08%
   SAIF adjusted(2)                                                                               .72
Average interest rate spread during period         2.96            2.89           3.01           3.08            3.31
Net interest margin(1)                             3.37            3.26           3.37           3.50            4.44
Ratio of operating expense to
   average total assets                            2.19            2.28           2.15           3.06            3.16
   SAIF adjusted(2)                                                                              2.56
Efficiency(3)                                     56.95           60.20          60.66          79.56           65.14
   SAIF adjusted(2)                                                                             66.75
Return on equity                                  12.41           11.49           9.93           3.93            4.62
   SAIF adjusted(2)                                                                              6.83

Quality Ratios:
Non-performing assets to
   total assets at end of period                   0.21            0.43           0.36           0.36            0.76
Allowance for loan losses to
   non-performing loans                          359.21          119.51         118.62         109.89           51.38
Allowance for loan losses to
   total loans receivable, net                     0.55            0.49           0.44           0.44            0.45

Capital Ratios:
Equity to total assets at end of period            7.65            7.83           8.62           9.07           21.48
Average equity to average assets                   8.02            8.15           8.73           9.09           22.62
Ratio of average interest-earning assets
   to average interest-bearing liabilities         1.09x           1.08x          1.07x          1.10x           1.32x
Number of full service offices                       27              26             26             26              13

(1)    Net interest income divided by average interest-earning assets.
(2)    Ratio is revised to remove the impact of the one-time SAIF assessment of $3.5 million expensed in 1996.
(3)    Ratio of  noninterest  expense  to the total of net  interest  income  before  provision  for loan  losses  and noninterest income net of gains and losses on sales of assets.


--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  19

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis should be read with the consolidated financial statements attached. The financial statements reflect the consolidated financial condition and results of operations of Ottawa Financial Corporation and its wholly-owned subsidiary, AmeriBank.

GENERAL

Ottawa Financial Corporation's focus in 1999 on profitable growth through improved efficiencies and diversification enabled us to grow to over one billion in assets for the first time in history and achieve record earnings of $9.5 million. Improvements in net interest income and stabilization of noninterest expenses contributed heavily to the growth in earnings. These earnings resulted in earnings per share of $1.51, a 15% improvement over the prior year.

   We continued to diversify our loan portfolio by growing the higher yielding loan categories. Our focus on expanding our business banking services, as well as healthy loan demand in our market area, enabled us to increase our portfolio of commercial real estate and commercial business loans. These portfolios grew by a combined total of $46.2 million during the year, repre- senting 30% growth. In addition, we increased our consumer portfolio by $21.1 million, representing 18% growth.

   During 1999, we also evaluated alternatives for containing costs and improving efficiencies. We performed a thorough analysis of ways to improve efficiency in providing customer service at our 27 retail banking offices in Western Michigan. We successfully implemented new technology in our mortgage department to improve operational efficiency and provide greater customer convenience. In addition, we defined standards for stabilizing salary costs in all areas of the bank. These changes, as well as the growth in net interest income, resulted in an improvement in our efficiency ratio to 56.95% in 1999 from 60.20% in 1998.

FINANCIAL CONDITION

Total assets increased to $1.0 billion at December 31, 1999 from $938.0 million at December 31, 1998. Most of this growth was in the loan portfolio and, to a lesser extent, in securities available for sale. Proceeds received primarily from the growth in deposits and FHLB advances funded the increase in assets.

   Securities increased to $81.1 million at December 31, 1999 from $71.6 million at December 31, 1998. The growth in securities of $9.5 million was primarily in agency bonds with the purpose of investing our excess interest-bearing demand deposits in other financial institutions at December 31, 1998.

   Net loans receivable increased to $856.8 million at December 31, 1999 from $769.8 million at December 31, 1998. The commercial business and commercial real estate portfolios grew by $46.2 million, while the consumer portfolio grew by $21.1 million, representing growth rates of 30% and 18%. Our focus on the development of our commercial and business banking services, as well as healthy loan demand in our market area, provided for this growth.

   The residential mortgage loan portfolio increased by $26.3 million in 1999. Due to the low interest rate environment in the beginning of the year, we experienced a portion of our adjustable-rate mortgage loan portfolio refinancing to fixed-rate loans. Since we sell almost all of our 15 and 30 year term fixed-rate mortgage loan production and retain for our portfolio adjustable-rate

--------------------------------------------------------------------------------
20  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

mortgage loan production, we experienced a decrease in our overall residential mortgage loan portfolio through the third quarter of 1999. During the later portion of the third quarter and entire fourth quarter however, the combination of rising interest rates and loan demand in our market area caused a shift in mix from fixed-rate loans to adjustable-rate loans. The growth in this product during the last quarter of 1999 more than offset the overall reduction experienced in the mortgage loan portfolio during the first nine months of the year.

   The increase in net loans receivable reflects the continued healthy loan demand in our market area. We were well positioned with our loan products to capitalize on this demand. The growth was achieved while maintaining rates consistent with our competitors and maintaining credit quality standards.

   Deposits increased to $712.0 million at December 31, 1999 from $693.6 million at December 31, 1998. Growth occurred in the areas of business checking, money market savings and certificates of deposit accounts. These increases funded a portion of the loan growth, however, approximately 84% of the residential real estate, commercial business and commercial real estate loan growth discussed above occurred in the last half of 1999. This quick growth in the loan portfolio necessitated the use of wholesale funding sources. As a result, Federal Home Loan Bank ("FHLB") advances increased by $56.1 million primarily in the last half of 1999 to fund this loan growth.

   The primary components of growth in shareholders' equity for 1999 related to net income, as well as proceeds received from the exercise of stock options and warrants. The increases in shareholders' equity were offset by quarterly cash dividends declared and additional repurchases of the Corporation's outstanding shares of common stock. During 1999, we repurchased 241,985 shares of common stock at an average price of $21.26 per share. Stock repurchases are an important part of our capital management and are used to supplement asset growth in achieving our desired capital levels. However, as growth in assets continues stock repurchase activity may be diminished.

   After careful consideration and evaluation, the management and Board of Directors of Ottawa Financial Corporation determined it was in the best interests of the Corporation and its shareholders to make an exchange offer for warrants outstanding at the end of 1998. On December 24, 1998, Ottawa offered to exchange, for each outstanding warrant, at the holder's option, either .44 shares of the Corporation's common stock or $10.03 in cash. The purpose of the exchange was to reduce the amount of cash to be received by the Corporation, estimated at $7.8 million, and the number of shares of common stock that could be issued pursuant to an exercise of the warrants. We believed we had adequate capital for our current and foreseeable operations and did not believe we could adequately leverage the funds that would be received upon exercise of the warrants in a manner consistent with our business objectives. We determined that the offer to exchange the warrants for common stock or cash would limit the receipt of excess capital and the number of shares issuable upon exercise of the warrants and best utilize our capital base to maximize value to our shareholders. As of January 26, 1999, the expiration date of the exchange offer, Ottawa accepted tenders for approximately 86% of its warrants. In connection with this exchange, we issued 180,600 shares of our common stock and paid $90,130 in cash. The remaining 14% of the warrants were exercised by the date of the warrant plan expiration, resulting in additional capital of $1.1 million.

   On June 30, 1999, we paid a 10% stock dividend, the third stock dividend declared by the corporation. We have not reduced the amount of the cash dividends as a result of the stock dividend. All share and per share amounts have been retroactively adjusted to reflect the stock dividends paid on June 30, 1999, August 31, 1998 and September 30, 1997.

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  21

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
COMPARISON OF 1999 TO 1998

Net income. Net income for 1999 was $9.5 million, or $1.51 per diluted common share, compared to $8.7 million, or $1.31 per diluted common share for 1998. Diluted earnings per share increased $.20, or 15%, for the year ended December 31, 1999 compared to 1998. The improvement in earnings over the prior year was due primarily to the growth in net interest income and the stabilization of noninterest expense. This improvement was partially offset by the decrease in gains on sales of loans.

   In 1996, we introduced a measure we refer to as "cash" or "tangible" earnings per share. Due to significant differences in methods of accounting for business combinations, the concept of cash or tangible earnings per share provides comparability between companies using different methods. Amortization of goodwill and core deposit intangibles, which are non-cash components of net income, are added back to earnings in computing cash or tangible earnings per share. Further, Employee Stock Ownership Plan and Management Recognition Plan expenses are added back as these items also do not involve actual current period cash outflow. Cash or tangible earnings per share also serves as an alternative measure for determining the rate of growth in regulatory (tangible) capital. Since the amortization of goodwill and core deposit intangibles and expenses related to the Employee Stock Ownership Plan and Management Recognition Plan do not reduce tangible capital, these items are added back to earnings in evaluating tangible capital growth. Our diluted cash or tangible earnings per share under this method was $1.86 for the year ended December 31, 1999, compared to $1.66 for 1998, showing a 12% improvement. Since we specifically formulated the calculations for cash or tangible earnings per share, the calculations may not be comparable to similarly titled measures reported by other companies. This measure is not intended to reflect cash flow per share.

   Return on equity for 1999 was 12.41% compared to 11.49% for 1998. The 8% improvement in return on equity was primarily attributable to the improved earnings. In addition, our stock buyback activity and warrant exchange offer also positively impacted return on equity.

Net Interest Income. Our net income is primarily dependent upon net interest income. Net interest income is a function of the difference, or margin between the average yield earned on loans and investment securities and the average rate paid on deposits and other borrowings, as well as relative amounts of these assets and liabilities. Net interest income is affected by economic and competitive factors that influence interest rates, loan demand, deposit flows and alternative sources of funds.

   Net interest income increased $2.2 million on a tax equivalent basis for the year ended December 31, 1999 as compared to the same period in 1998. The increase in net interest income was attributable to the positive impact of interest-earning asset volume increases caused by internal growth experienced in 1999 and late 1998, as well as the positive impact of decreases in the cost of interest-bearing liabilities. The improvement in interest income resulting from the increase in the volume of interest-earning assets was partially offset by a decrease in the yield on interest-earning assets caused by the decline in the general market interest rates. There was an even larger decrease in the cost of interest-bearing liabilities, resulting in an improvement in net interest spread. While there was an overall increase in the volume of interest-bearing liabilities, the shift in mix from higher costing certificates of deposit to lower costing demand deposits contributed to the lower interest expense. These improvements in net interest income were due to the spread improvement discussed above and the growth in noninterest-bearing deposits during the past year.

--------------------------------------------------------------------------------
22  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


AVERAGE BALANCES, INTEREST RATES AND YIELDS

This table presents the amount of interest income from average interest-earning assets and the yields earned on those assets, as well as the interest expense on average interest-bearing liabilities and the rates paid on those liabilities. All average balances are daily average balances.


Year Ended December 31,                                        1999                           1998                            1997
----------------------------------------------------------------------------------------------------------------------------------
                                       Average   Interest              Average  Interest              Average   Interest
                                   Outstanding    Earned/   Yield/ Outstanding   Earned/   Yield/ Outstanding    Earned/    Yield/
                                       Balance       Paid     Rate     Balance      Paid     Rate     Balance       Paid      Rate
----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands

INTEREST-EARNING ASSETS:
Loans receivable(1)(2)                $795,190    $62,967    7.92%    $778,282   $62,687    8.05%    $732,927    $59,994     8.19%
Securities(2)                           78,825      4,677    5.93       60,513     3,859    6.38       56,635      3,787     6.68
Other interest-earning assets           18,962      1,377    7.26       19,119     1,425    7.46       15,754      1,071     6.80
----------------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets(1)    892,977     69,021    7.72      857,914    67,971    7.92      805,316     64,852     8.05

 INTEREST-BEARING LIABILITIES:
Demand and NOW deposits                205,820      7,139    3.47      173,322     6,517    3.76      149,909      5,823     3.89
Savings deposits                        52,411        905    1.73       59,485     1,125    1.89       65,678      1,551     2.37
Certificate accounts                   383,296     20,623    5.38      401,026    22,741    5.67      393,757     22,024     5.61
FHLB advances                          171,179      9,985    5.83      160,533     9,591    5.97      140,746      8,293     5.91
Other interest-bearing liabilities       3,521        230    6.54          663        38    5.73          184         13     7.07
----------------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities  816,227     38,882    4.76      795,029    40,012    5.03      750,274     37,704     5.04
Net interest income                              $ 30,139                       $ 27,959                        $ 27,148
==================================================================================================================================
Net interest rate spread                                     2.96%                          2.89%                            3.01%
==================================================================================================================================
Net earning assets                    $ 76,750                        $ 62,885                       $ 55,042
Net yield on average
   interest-earning assets                                   3.37%                          3.26%                            3.37%
==================================================================================================================================
Average interest-earning assets to
   average interest-bearing liabilities              1.09x                          1.08x                           1.07x
==================================================================================================================================

(1)    Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.

(2)    Tax-exempt interest on loans and securities has been converted to a fully-taxable equivalent basis.

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  23

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

This table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, infor-mation is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.


Year Ended December 31                                          1999 vs. 1998                           1998 vs. 1997
-----------------------------------------------------------------------------------------------------------------------------
                                           Increase      Increase                     Increase        Increase
                                         (Decrease)    (Decrease) Total Increase    (Decrease)      (Decrease) Total Increase
                                      Due To Volume   Due To Rate     (Decrease) Due To Volume     Due To Rate     (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
Dollars in thousands
INTEREST-EARNING ASSETS:
Loans receivable                          $   1,258    $    (978)      $    280       $  3,632       $   (940)      $   2,692
Securities                                    1,062         (244)           818            222           (150)             72
Other interest-earning assets                   (12)         (36)           (48)           244            111             355
-----------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets              2,308       (1,258)         1,050          4,098           (979)          3,119

Interest-bearing liabilities:
Demand and NOW deposits                   $   1,060    $    (438)      $    622       $    873       $   (179)      $     694
Savings deposits                               (127)         (93)          (220)          (137)          (289)           (426)
Certificate accounts                           (982)      (1,136)        (2,118)           410            307             717
FHLB advances                                   613         (219)           394          1,181            117           1,298
Other interest-bearing liabilities              186            6            192             27             (2)             25
-----------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities           750       (1,880)        (1,130)         2,354            (46)          2,308
-----------------------------------------------------------------------------------------------------------------------------
Net interest income                       $   1,558    $     622       $  2,180       $  1,744       $   (933)      $     811
=============================================================================================================================


Provision for Loan Losses. Management's periodic analysis of the adequacy of the allowance for loan losses determines the provision for loan losses. The provision was $1.2 million in 1999 compared to $930,000 in 1998. The ratio of non-performing assets, consisting of loans 90 days or more delinquent and foreclosed assets, to total assets was .21% as of December 31, 1999 compared to
 .43% as of December 31, 1998. The ratio of the allowance for loan losses to total loans receivable was .55% as of December 31, 1999 compared to .49% as of December 31, 1998. The increase in the provision was primarily for the purpose of growing the allowance for loan loss balance to keep pace with loan growth. The increase was also in response to the shift in the mix of the loan portfolio from mortgage loans to commercial and consumer loans and the higher risk of loss associated with these loans. We anticipate we will increase the allowance for loan loss balance in future periods as we continue to increase these commercial and consumer loan portfolios.

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

--------------------------------------------------------------------------------
24  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Noninterest Income. Noninterest income for 1999 was $6.7 million compared to $7.8 million for 1998. The decrease related to the lower gains on sales of mortgage loans. The rising interest rate environment in 1999 not only caused a reduction in the volume of loans originated for sale but also caused a tightening of the profit margins experienced on the sale of those loans. Noninterest income in other areas including loan servicing fees, deposit account service charges and fees from the sale of mutual funds and annuities improved in 1999.

Noninterest Expense. Noninterest expense decreased to $21.0 million for 1999 compared to $21.1 million for 1998. Slight increases in salaries expense were more than offset by the reduction in ESOP expense due to lower accounting charges related to the reduction in our stock price, and pension income resulting in overall decreases in compensation and benefits expense for 1999 compared to 1998. Due to favorable market conditions, the performance of the pension assets was strong and exceeded the expenses associated with the plan, thereby resulting in net pension income. Our efficiency ratio, defined as noninterest expense divided by the sum of net interest income and noninterest income, decreased from 60.20% in 1998 to 56.95% in 1999. This ratio demonstrates that our ability to generate revenues on our noninterest expense dollars has improved over the prior year.

Income Tax Expense. The increase in the income tax expense from $5.0 million in 1998 to $5.1 million in 1999 is due to the higher pre-tax income for the year.

COMPARISON OF 1998 TO 1997

Net income. Net income for 1998 was $8.7 million, or $1.31 per diluted common share, compared to $7.5 million, or $1.11 per diluted common share for 1997. Diluted earnings per share increased $.20, or 18%, for the year ended December 31, 1998 compared to 1997. The growth in noninterest income and, to a lesser extent, the increase in net interest income provided the improvement in earnings. Increases in the provision for loan losses and noninterest expenses partially offset the improvements in earnings.

   Our diluted cash or tangible earnings per share under was $1.66 for the year ended December 31, 1998, compared to $1.44 for 1997, showing a 16% improvement. Return on equity for 1998 was 11.49% compared to 9.93% for 1997. The 16% improvement in return on equity was primarily attributable to the improved earnings. In addition, our stock buyback activity also positively impacted return on equity.

Net Interest Income. Net interest income increased $811,000 on a tax equivalent basis for the year ended December 31, 1998 as compared to the same period in 1997. The volume increases in interest-earning assets caused by internal growth experienced in 1998 and late 1997 increased net interest income. Despite the significant decline in general market interest rates during 1998, the yield on total interest-earnings assets experienced only a slight decline. This is attributable to the change in the composition of our loan portfolio to higher yielding commercial loans during 1998. The stable composition of our interest-bearing liabilities, accompanied by the offsetting affects of the general decline in the cost of deposits compared to the small increase in the cost of FHLB advances, resulted in a minor decline in the cost of
interest-bearing   liabilities.   Together,   the   decline   in  the  yield  on
interest-earning assets, offset with the small decline in the cost of interest-bearing liabilities, resulted in a decline in the net interest spread from 3.01% in 1997 to 2.89% in 1998. While the rates on deposit accounts

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  25

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

generally decreased during 1998, the cost of certificate of deposit accounts increased to 5.67% for 1998 compared to 5.61% for 1997. This increase in cost of certificates of deposit is almost entirely due to the decrease in amortization of the purchase accounting adjustment relative to certificate accounts obtained in the acquisition of the former AmeriBank, FSB in early 1996. Amortization of this purchase accounting adjustment was an offset to interest expense. The reduction in net interest margin from 3.37% in 1997 to 3.26% in 1998 is primarily attributable to the spread decline discussed above.

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

Y2K READINESS DISCLOSURE

We successfully completed our Y2K readiness plan and experienced no material issues. All systems and functions have been processing well since January 1, 2000. We will continue to monitor all systems throughout the year.

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

--------------------------------------------------------------------------------
26  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

   Net portfolio value represents the market value of equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of sudden and sustained 1% to 3% increases and decreases in market interest rates. The following tables set forth the change in AmeriBank's net portfolio value and net interest income at December 31, 1999 and 1998, based on internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.


December 31, 1999:                                              Net Portfolio Value                Net Interest Income
----------------------------------------------------------------------------------------------------------------------
Change in Interest Rate (Basis Points)           $ Amount in NPV    % Change in NPV  $ Amount in NII   % Change in NII
----------------------------------------------------------------------------------------------------------------------
 +300                                                   $ 50,356               -39%         $ 20,235              -31%
 +200                                                     60,890               -27            23,412              -20
 +100                                                     73,191               -12            26,468              -10
    0                                                     83,204                --            29,299               --
 -100                                                     84,197                 1            31,910                9
 -200                                                     90,050                 8            33,703               15
 -300                                                     97,142                17            35,349               21

December 31, 1998:                                              Net Portfolio Value                Net Interest Income
-----------------------------------------------------------------------------------------------------------------------
Change in Interest Rate (Basis Points)           $ Amount in NPV   % Change in NPV   $ Amount in NII   % Change in NII
-----------------------------------------------------------------------------------------------------------------------
 +300                                                   $ 45,280               -39%         $ 20,275               -27%
 +200                                                     56,873               -23            23,040               -18
 +100                                                     64,838               -13            25,532                -9
    0                                                     74,187                --            27,965                --
 -100                                                     79,649                 7            30,309                 8
 -200                                                     83,117                12            31,886                14
 -300                                                     91,819                24            33,440                20

   As illustrated in the table, net portfolio value is more sensitive to rising rates than declining rates. This occurs because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, we do not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. The value of most of our deposits and borrowings changes in approximately the same proportion in rising or falling rate scenarios.

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

   The table identifies only slight changes in our interest rate risk position in 1999 compared to 1998. The composition changes in the balance sheet during 1999 have produced a net nominal impact on interest rate risk. FHLB advances grew by $56.1 million and the weighted average time for this portfolio to reprice decreased by 12 months. This decrease in repricing frequency has had a

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  27

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


negative impact on our interest rate risk. However, the weighted average maturity in the certificates of deposit portfolio increased by four months due to growth in our 30-month CD product. This increase has had a positive impact on interest rate risk and entirely offset the negative impact of the FHLB advances changes. Further, growth in the commercial and installment loan portfolios have had a positive impact on interest rate risk. These portfolios bear less interest rate risk than the residential mortgage loan portfolio due to their shorter weighted average maturities. However, this positive impact was outweighed by composition changes within the mortgage loan portfolio. The net result of all of these changes has been a slight increase in sensitivity to a rise in interest rates from 1998 to 1999.

   To decrease our exposure to interest rate risk, we are trying to reduce the duration and average life of our interest-earning assets. To achieve this goal, we are emphasizing adjustable-rate mortgage loans and growing our installment and commercial business loan portfolios. In addition, we are underwriting all long-term, fixed-rate mortgages in accordance with Freddie Mac guidelines which allows us the flexibility of selling these assets into the secondary market. We are currently selling all 30- and 15-year fixed-rate residential mortgage loans as they are originated. With our funding sources, we are attempting to reduce the impact of interest rate changes by emphasizing non-interest bearing products and using longer-term fixed-rate certificates of deposit.

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

LIQUIDITY AND CAPITAL RESOURCES

AmeriBank's principal sources of funds are deposits; borrowings, primarily FHLB advances; principal and interest payments on loans; sales of loans; and maturities and sales of securities. We have classified all securities held in portfolio as available for sale, which increases our liquidity flexibility.
While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayments are more influenced by interest rates, general economic conditions and competition.

   We view liquidity management to be both a daily and long-term responsibility. We maintain a level of liquidity consistent with our assessment of expected loan demand, loan sales, deposit flows, yields available on interest-earning deposits and investment securities, and the objectives of our asset/liability management program. We generally invest excess liquidity in interest-earning overnight deposits of the Federal Home Loan Bank of Indianapolis. Other investments include U.S. Treasury and federal agency securities, collateralized mortgage obligations, mortgage and other asset-backed securities, municipal bonds and corporate debt securities. When overnight deposits with the Federal Home Loan Bank are drawn to low levels to maintain liquidity, we will generally borrow funds through the FHLB's advances program instead of selling our investment securities.

   Advances from the Federal Home Loan Bank of Indianapolis increased $56.1 million during 1999 while assets grew by $79.1 million. Deposits were the other source of funds for this asset growth. Federal Home Loan Bank advances totaled $216.4 million as of December 31, 1999. Approximately $101.2 million of these advances come due in 2000. We may choose to renew or pay off these advances depending upon our liquidity needs at that time.

--------------------------------------------------------------------------------
28  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   Ottawa Financial Corporation, the holding company for AmeriBank, also has a need for, and sources of, liquidity. Dividends from AmeriBank are its primary source of liquidity, subject to certain regulatory constraints (see Note 11 of the Notes to Consolidated Financial Statements). Ottawa has modest operating costs and the dividends paid on common stock are discretionary.

   AmeriBank is subject to three capital to asset  requirements  as discussed in
Note 11 of the Consolidated Financial Statements.

ACCOUNTING AND REGULATORY STANDARDS

For accounting standards, see "New Accounting Pronouncements" in Note 1 of the Notes to Consolidated Financial Statements.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference, contains, and future filings by the Company on Form 10-K, Form 10-Q and Form 8-K and future oral and written statements by the Company and its management may contain, forward-looking statements about Ottawa Financial and its subsidiaries which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by the Company and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this document and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

   The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

   o the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;
   o the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
   o  inflation, interest rate, market and monetary fluctuations;
   o the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
   o the willingness of users to substitute competitors' products and services for our products and services;
   o our success in gaining regulatory approval of our products and services, when required;
   o the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);
   o  the impact of technological changes;
   o  acquisitions;
   o  changes in consumer spending and saving habits; and
   o  our success at managing the risks involved in the foregoing.


--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  29

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS


[CROWE CHIZEK LOGO]


Board of Directors and Shareholders
Ottawa Financial Corporation
Holland, Michigan

We have audited the accompanying consolidated balance sheets of Ottawa Financial Corporation as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ottawa Financial Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP
Grand Rapids, Michigan
March 1, 2000

--------------------------------------------------------------------------------
30  OTTAWA FINANCIAL CORPORATION


---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

December 31,                                                                                   1999              1998
---------------------------------------------------------------------------------------------------------------------
Dollars in thousands

ASSETS
Cash and due from financial institutions                                                 $   24,420        $   20,437
Interest-bearing demand deposits in other financial institutions                              2,069            21,788
---------------------------------------------------------------------------------------------------------------------
   Total cash and cash equivalents                                                           26,489            42,225
Securities available for sale                                                                81,056            71,646
Loans held for sale                                                                                             3,375
Loans receivable, net                                                                       856,759           769,770
Federal Home Loan Bank stock                                                                 11,782            11,782
Premises and equipment, net                                                                  16,348            15,200
Acquisition intangibles                                                                      11,828            13,032
Other assets                                                                                 12,906            11,000
---------------------------------------------------------------------------------------------------------------------
   Total assets                                                                          $1,017,168        $  938,030
=====================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                 $  711,954        $  693,632
Federal Home Loan Bank advances                                                             216,353           160,268
Federal funds purchased                                                                       1,600
Accrued expenses and other liabilities                                                        9,429            10,723
---------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                        939,336           864,623

Shareholders' equity
Preferred stock
Common stock                                                                                     65                62
Additional paid-in capital                                                                   77,562            73,177
Retained earnings, substantially restricted                                                  10,454            15,363
Accumulated other comprehensive income                                                         (855)               23
Employee Stock Ownership Plan                                                                (1,462)           (1,886)
Management Recognition and Retention Plan                                                      (215)             (712)
Less cost of common stock in treasury                                                        (7,717)          (12,620)
---------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                                77,832            73,407
---------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                          $1,017,168        $  938,030
=====================================================================================================================

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  31


-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

                                                                              1999             1998              1997
-----------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except per share data

Interest income
   Loans                                                                 $  62,932        $  62,646         $  59,948
   Securities                                                                4,669            3,833             3,707
   Other                                                                     1,377            1,425             1,071
-----------------------------------------------------------------------------------------------------------------------
                                                                            68,978           67,904            64,726
Interest expense
   Deposits                                                                 28,667           30,383            29,398
   Federal Home Loan Bank advances                                           9,985            9,591             8,293
   Other                                                                       230               38                13
-----------------------------------------------------------------------------------------------------------------------
                                                                            38,882           40,012            37,704
-----------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                         30,096           27,892            27,022
Provision for loan losses                                                    1,170              930               660
-----------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                         28,926           26,962            26,362
Noninterest income
   Service charges and other fees                                            4,669            4,400             3,039
   Mortgage servicing fees, net                                                399              349               317
   Gain on sale of mortgage loans                                              666            2,398               370
   Gain (loss) on securities                                                   (8)              (24)              143
   Fees from sales of mutual funds and annuities                               858              597                --
   Other                                                                        99               91               277
-----------------------------------------------------------------------------------------------------------------------
                                                                             6,683            7,811             4,146
Noninterest expense
   Compensation and benefits                                                11,213           11,521            10,356
   Occupancy                                                                 1,680            1,550             1,316
   Furniture, fixtures and equipment                                         1,199            1,241             1,056
   Advertising                                                                 325              275               276
   FDIC deposit insurance premium                                              403              400               324
   State single business tax                                                   570              517               357
   Data processing                                                           1,197            1,130               891
   Professional services                                                       426              495               379
   Acquisition intangibles amortization                                      1,204            1,216             1,226
   Other                                                                     2,746            2,747             2,527
-----------------------------------------------------------------------------------------------------------------------
                                                                            20,963           21,092            18,708
-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE FEDERAL INCOME TAX EXPENSE                                    14,646           13,681            11,800
Federal income tax expense                                                   5,138            5,013             4,273
-----------------------------------------------------------------------------------------------------------------------
Net income                                                               $   9,508        $   8,668         $   7,527
=======================================================================================================================
Earnings per common share
   Basic                                                                   $  1.60           $ 1.45            $ 1.21
=======================================================================================================================
   Diluted                                                                 $  1.51           $ 1.31            $ 1.11
=======================================================================================================================

See accompanying notes to consolidated financial statements..


--------------------------------------------------------------------------------
32  OTTAWA FINANCIAL CORPORATION

-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                            Accumu-
                                                                              lated  Unallocated
                                                                              Other     Employee     Unearned                 Total
                                                      Additional            Compre-        Stock   Management                Share-
                                              Common     Paid-in  Retained  hensive    Ownership  Recognition   Treasury   holders'
Years ended December 31, 1999, 1998 and 1997   Stock     Capital  Earnings   Income  Plan Shares  Plan Shares      Stock     Equity
-----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data
BALANCE - JANUARY 1, 1997                      $  60    $ 61,049  $ 32,672  $  (79)    $ (2,806)     $(1,977)  $(12,002)   $ 76,917
Net income for the year ended
   December 31, 1997                                                 7,527                                                    7,527
29,079 shares issued upon
   exercise of stock options                                 258                                                                258
38,182 shares issued upon
   exercise of stock warrants                                502                                                                502
62,760 shares committed to be released
   under employee stock ownership plan                       654                            483                               1,137
Issuance of 11,638 shares of common
   stock for management recognition plan                     249                                        (249)
Shares earned under management
   recognition and retention plan                                                                        572                    572
15,224 shares forfeited under management
   recognition and retention plan                           (152)                                        152
Acquisition of 528,740 treasury
   shares, at cost                                                                                               (8,833)     (8,833)
Cash dividend - $.30 per share                                      (1,858)                                                  (1,858)
10% Stock dividend                                         4,821   (14,955)                                      10,134
Change in unrealized gain (loss) on securities
   available for sale, net of tax of $73                                       141                                              141
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1997                       60      67,381    23,386      62       (2,323)      (1,502)   (10,701)     76,363

Net income for the year ended
   December 31, 1998                                                 8,668                                                    8,668
62,425 shares issued upon
   exercise of stock options                       1         491                                                                492
124,353 shares issued upon
   exercise of stock warrants                      1       1,634                                                              1,635
59,611 shares committed to be released
   under employee stock ownership plan                       909                            437                               1,346
Shares earned under management
   recognition and retention plan                                                                        509                    509
15,481 shares forfeited under management
   recognition and retention plan                           (293)       12                               281
Acquisition of 606,645 treasury
   shares, at cost                                                                                              (13,640)    (13,640)
Cash dividend - $.35 per share                                      (2,113)                                                  (2,113)
10% Stock dividend                                         2,869   (14,590)                                      11,721
Tax benefit of equity deductions                             186                                                                186
Change in unrealized gain (loss) on securities
   available for sale, net of tax of $(21)                                     (39)                                             (39)
-----------------------------------------------------------------------------------------------------------------------------------
   BALANCE - DECEMBER 31, 1998                    62      73,177    15,363      23       (1,886)        (712)   (12,620)     73,407

Net income for the year ended
   December 31, 1999                                                 9,508                                                    9,508
82,077 shares issued upon
   exercise of stock options                       1         790                                                                791
81,124 shares issued upon
   exercise of stock warrants                      1       1,077                                                              1,078
180,600 shares issued upon exchange
   of stock warrants                               1         (93)                                                               (92)
56,463 shares committed to be released
   under employee stock ownership plan                       733                            424                               1,157
Shares earned under management
   recognition and retention plan                                                                        497                    497
Acquisition of 241,985 treasury
   shares, at cost                                                                                               (5,145)     (5,145)
Cash dividend - $.45 per share                                      (2,689)                                                  (2,689)
10% Stock dividend                                         1,680   (11,728)                                      10,048
Tax benefit of equity deductions                             198                                                                198
Change in unrealized gain (loss) on securities
   available for sale, net of tax of $(452)                                   (878)                                            (878)
-----------------------------------------------------------------------------------------------------------------------------------
   BALANCE - DECEMBER 31, 1999                 $  65    $ 77,562  $ 10,454  $ (855)    $ (1,462)     $  (215)  $ (7,717)    $77,832
===================================================================================================================================

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  33


----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,                                                      1999             1998              1997
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                               $   9,508        $   8,668         $   7,527
Adjustments to reconcile net income to net cash from operating activities
   Depreciation                                                              1,255            1,209             1,079
   Net amortization of security premiums and discounts                         329              418               314
   Amortization of intangible assets                                         1,204            1,216             1,226
   Provision for loan losses                                                 1,170              930               660
   (Gain) loss on sales of securities                                            8               24              (143)
   Loss on limited partnership investment                                      281              332                82
   ESOP expense                                                              1,157            1,346             1,137
   MRP expense                                                                 497              509               572
   Origination of loans for sale                                          (63,310)         (151,356)          (45,354)
   Proceeds from sales of loans originated for sale                         66,652          150,678            43,531
   Gain on sales of loans                                                    (666)           (2,398)             (370)
   Changes in assets and liabilities
     Other assets                                                          (1,740)           (1,286)              (94)
     Other liabilities                                                     (1,096)            1,473             1,709
----------------------------------------------------------------------------------------------------------------------
       Net cash from operating activities                                   15,249           11,763            11,876
CASH FLOWS FROM INVESTING ACTIVITIES
Activity in available-for-sale securities
   Purchases                                                              (36,993)          (59,110)          (30,092)
   Maturities, prepayments and calls                                        24,916           40,301            33,409
   Sales                                                                     1,005            3,965             2,324
Purchases of FHLB stock                                                                      (4,474)             (350)
Purchases of loans                                                        (20,942)                             (6,039)
Loan originations and principal payments on loans                         (66,518)          (21,621)          (26,255)
Premises and equipment expenditures, net                                   (2,403)           (1,379)           (1,575)
----------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                 (100,935)          (42,318)          (28,578)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                                    18,322           39,072            32,068
Net increase (decrease) in Federal funds purchased                           1,600                             (2,000)
Proceeds from FHLB advances                                                114,961          163,625            67,000
Repayment of FHLB advances                                                (58,876)         (148,815)          (60,712)
Proceeds from exercise of stock options                                        791              492               258
Proceeds from exercise of stock warrants                                     1,078            1,635               502
Cash paid for exchange of stock warrants                                      (92)
Cash dividends paid                                                        (2,689)           (2,113)           (1,858)
Purchase of treasury shares                                                (5,145)          (13,640)           (8,833)
----------------------------------------------------------------------------------------------------------------------
   Net cash from financing activities                                       69,950           40,256            26,425
----------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                   (15,736)            9,701             9,723
Cash and cash equivalents at beginning of year                              42,225           32,524            22,801
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $  26,489        $  42,225         $  32,524
======================================================================================================================
Supplemental disclosures of cash flow information
   Cash paid during the year for
     Interest                                                            $  39,100        $  39,228         $  37,289
     Income taxes                                                            5,050            4,340             3,167

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
34  OTTAWA FINANCIAL CORPORATION


----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31,                                                      1999             1998              1997
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Net income                                                               $   9,508        $   8,668         $   7,527
Other comprehensive income (loss), net of tax:
   Unrealized gains (losses) arising during the period
     on securities available for sale                                        (883)              (55)              235
   Less: Reclassification adjustment for accumulated
     (gains) losses included in net income                                      5                16               (94)
----------------------------------------------------------------------------------------------------------------------
     Unrealized gains (losses) on securities available for sale              (878)              (39)              141
----------------------------------------------------------------------------------------------------------------------
   Comprehensive income                                                  $  8,630         $   8,629         $   7,668
----------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.



--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  35

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: Ottawa Financial Corporation is a thrift holding company and the sole shareholder of AmeriBank. AmeriBank is the sole shareholder of O.S. Services, Inc. and AmeriPlan Financial Services, Inc. The consolidated financial statements include the accounts of Ottawa, AmeriBank and AmeriBank's wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

   AmeriBank's primary services include accepting deposits and making commercial, mortgage and installment loans at its 27 retail banking offices in six counties in the Western Michigan. Due to the significance of these primary services, our operations are reported as one segment. Other operations include that of O.S. Services and AmeriPlan Financial Services. The operations of O.S. Services include investing in the stock of MMLIC Life Insurance Company and participating as a limited partner in affordable housing projects. AmeriPlan Financial Services was established in December 1997. Its operations include selling investment products, including mutual funds and annuities, and offering discount brokerage services.

   As of January 1, 2000, AmeriBank's residential mortgage lending operations were segregated and transferred into AmeriBank Mortgage Company, a wholly-owned subsidiary of AmeriBank. The operations of AmeriBank Mortgage Company include originating and selling residential mortgage loans.

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

   Declines in the fair value of individual securities below cost, which we consider to be other than temporary, are charged to earnings as a realized loss.

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

--------------------------------------------------------------------------------
36  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  37

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

Earnings Per Share: Amounts reported as basic earnings per common share reflect the earnings available to common shareholders for the year divided by the weighted average number of common shares outstanding during the year. Common shares outstanding includes issued shares less shares held in the treasury and unallocated shares held by the employee stock ownership plan. Diluted earnings per common share includes the shares that would be outstanding assuming exercise of dilutive stock options and warrants. All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on June 30, 1999, August 31, 1998 and September 30, 1997.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies. As of December 31, 1999 we have no derivative holdings.

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

   Common stock has $.01 par and 10,000,000 shares authorized. As of December 31, 1999 and 1998, 6,471,617 and 6,155,234 shares were issued. Treasury stock is carried at cost. As of December 31, 1999 and 1998, 376,828 and 162,257 shares were held in the treasury. Transfers from retained earnings are made for stock dividends using the fair value of shares issued.

Reclassifications: Certain amounts in the 1998 and 1997 consolidated financial statements have been reclassified to conform with the 1999 presentation.

--------------------------------------------------------------------------------
38  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Securities

Securities available for sale at year end are as follows:
                                                                                    Gross              Gross
                                                             Amortized Cost   Unrealized Gains    Unrealized Losses     Fair Value
-----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands

1999
Debt securities
Obligations of U.S. Government corporations and agencies      $     46,647      $         33       $        724        $     45,956
Municipal obligations                                                  106                                    2                 104
Corporate                                                            7,051                                  123               6,928
Asset-backed                                                        28,548                34                514              28,068
-----------------------------------------------------------------------------------------------------------------------------------
                                                              $     82,352      $         67       $      1,363        $     81,056
===================================================================================================================================

                                                                                    Gross              Gross
                                                             Amortized Cost   Unrealized Gains    Unrealized Losses     Fair Value
-----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands

1998

Debt securities
Obligations of U.S. Government corporations and agencies      $     25,510      $         69       $         37        $     25,542
Municipal obligations                                                  649                 4                                    653
Corporate                                                            8,095                85                  4               8,176
Asset-backed                                                        37,358               137                220              37,275
-----------------------------------------------------------------------------------------------------------------------------------
                                                              $     71,612      $        295       $        261        $     71,646
===================================================================================================================================

Contractual maturities of debt securities available for sale at year end 1999 are as follows. Securities not due at a single maturity date, primarily asset-backed securities, are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Amortized Cost              Fair Value
-------------------------------------------------------------------------------------------------------------
Dollars in thousands
Due in one year or less                                                 $     15,051            $     14,960
Due after one year through five years                                         37,175                  36,445
Due after five through ten years                                               1,578                   1,583
-------------------------------------------------------------------------------------------------------------
                                                                              53,804                  52,988
Asset-backed debt securities                                                  28,548                  28,068
-------------------------------------------------------------------------------------------------------------
                                                                        $     82,352            $     81,056
=============================================================================================================


Sales of securities available for sale are as follows:
                                                            1999                1998                 1997
-----------------------------------------------------------------------------------------------------------
Dollars in thousands
Proceeds                                                  $  1,005            $  3,965            $  2,324
Gross gains                                                                                            154
Gross losses                                                    (8)                (24)                (11)


As of December 31,1999, securities with a carrying value of $74,024,000 were pledged to secure Federal Home Loan Bank advances under a blanket collateral agreement.

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  39

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - LOANS

Loans at year end are as follows:
                                                                                               1999              1998
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands

Residential mortgage loans (principally conventional)
   Secured by one-to-four family residences                                               $ 432,145         $ 425,974
   Construction                                                                              50,814            30,673
----------------------------------------------------------------------------------------------------------------------
                                                                                            482,959           456,647
Commercial loans
   Secured by multi-family and commercial properties                                        122,884           101,039
   Construction                                                                              74,897            87,119
   Business                                                                                  78,318            53,935
----------------------------------------------------------------------------------------------------------------------
                                                                                            276,099           242,093
Consumer and other loans
   Home equity                                                                               53,497            49,647
   Other (principally auto)                                                                  87,853            70,643
----------------------------------------------------------------------------------------------------------------------
                                                                                            141,350           120,290
----------------------------------------------------------------------------------------------------------------------
                                                                                            900,408           819,030
Less
   Undisbursed portion of construction loans                                                (38,482)          (44,797)
   Deferred fees and discounts                                                                 (453)             (640)
   Allowance for loan losses                                                                 (4,714)           (3,823)
----------------------------------------------------------------------------------------------------------------------
                                                                                            (43,649)          (49,260)
----------------------------------------------------------------------------------------------------------------------
                                                                                          $ 856,759         $ 769,770
======================================================================================================================

As of December 31,1999, residential mortgage loans amounting to $418,481,000 were pledged to secure Federal Home Loan Bank advances under a blanket collateral agreement.


NOTE 4 - ALLOWANCE  FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:

                                                                              1999             1998              1997
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands

Balance - beginning of year                                              $   3,823        $   3,293         $   3,129
   Provision                                                                 1,170              930               660
   Recoveries                                                                  265              176               119
   Loans charged-off                                                         (544)             (576)             (615)
----------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                    $   4,714        $   3,823         $   3,293
======================================================================================================================

--------------------------------------------------------------------------------
40  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Information regarding impaired loans is as follows:
                                                                              1999             1998              1997
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands

Average investment in impaired loans                                     $   1,715        $   1,710         $   1,354
Interest income recognized on impaired loans including
   interest income recognized on cash basis                                     69               24               104
Interest income recognized on impaired loans on cash basis                      69               24                 4


                                                                                               1999              1998
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Balance of impaired loans at year end                                                     $   3,247         $   1,452
Less portion for which no allowance for loan losses is allocated                             (2,861)           (1,053)
----------------------------------------------------------------------------------------------------------------------
   Portion of impaired loan balance for which an allowance for credit losses is allocated $     386         $     399
   Portion of allowance for loan losses allocated to the impaired loan balance            $      51         $      65


NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES

Mortgage loans serviced for others, principally the Federal Home Loan Mortgage Corporation, which are not reported as assets, totaled $261,047,000 and $227,939,000 at December 31, 1999 and 1998. Custodial escrow balances maintained in connection with this loan servicing, and included in demand deposits, were $488,000 and $372,000 at December 31, 1999 and 1998.

   Following is an analysis of the activity, in thousands, for mortgage servicing rights:

Balance at January 1, 1997                                          $     457
   Additions                                                              237
   Amortization                                                           (44)
------------------------------------------------------------------------------
Balance at December 31, 1997                                              650
------------------------------------------------------------------------------
   Additions                                                            1,655
   Amortization                                                          (177)
------------------------------------------------------------------------------
Balance at December 31, 1998                                            2,128
   Additions                                                              759
   Amortization                                                          (292)
------------------------------------------------------------------------------
Balance at December 31, 1999                                        $   2,595
==============================================================================

   The carrying values of mortgage servicing rights approximate fair values for all years presented.

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  41

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment at year end are as follows:

                                            1999              1998
-------------------------------------------------------------------
Dollars in thousands

Land                                   $   3,590         $   3,206
Buildings and improvements                12,641            11,638
Furniture and equipment                    8,764             7,636
-------------------------------------------------------------------
                                          24,995            22,480
Accumulated depreciation                  (8,647)           (7,280)
-------------------------------------------------------------------
                                       $  16,348         $  15,200
===================================================================

NOTE 7 - DEPOSITS

Deposits at year end are as follows:

                                              1999              1998
---------------------------------------------------------------------
Dollars in thousands

Noninterest-bearing                      $  40,969         $  40,813
NOW accounts and MMDAs                     215,403           200,132
Passbook and statement savings              46,022            54,475
Certificates of deposit                    409,560           398,212
---------------------------------------------------------------------
                                         $ 711,954         $ 693,632
=====================================================================

   Scheduled maturities of time deposits, in thousands, over the next five years are as follows:

                                               1999              1998
----------------------------------------------------------------------
Year 1                                    $ 234,465         $ 320,191
Year 2                                       95,553            53,416
Year 3                                       72,554            11,093
Year 4                                        3,324             7,529
Year 5 and thereafter                         3,664             5,983
----------------------------------------------------------------------
                                          $ 409,560         $ 398,212
======================================================================

   The aggregate amount of demand, savings and certificates of deposit with balances of $100,000 or more was approximately $99,881,000 and $91,717,000 at December 31, 1999 and 1998.

--------------------------------------------------------------------------------
42  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - BORROWINGS

Advances from the Federal Home Loan Bank of Indianapolis, collateralized by securities and mortgage loans under a blanket collateral agreement and Federal Home Loan Bank stock, consist of the following at year end:


Principal Terms                        Advance Amount           Range of Maturities      Weighted Average Interest Rate
------------------------------------------------------------------------------------------------------------------------
Dollars in thousands

1999

Single-maturity fixed rate advances         $  99,125           January 2000 to June 2010                         6.08%
Putable advances                               64,000           May 2000 to April 2009                            5.60%
Short-term variable rate advances              50,000           January 2000 to July 2000                         5.80%
Amortizable mortgage advances                   3,228           May 2000                                          6.82%
------------------------------------------------------------------------------------------------------------------------
                                            $ 216,353
========================================================================================================================

1998

Single-maturity fixed rate advances         $ 104,125           February 1999 to June 2010                        6.06%
Putable advances                               51,000           May 2000 to May 2008                              5.53%
Amortizable mortgage advances                   5,143           June 1999 to May 2000                             6.91%
------------------------------------------------------------------------------------------------------------------------
                                              160,268
========================================================================================================================


   Maturities of advances outstanding, in thousands, over the next five years are:

                                        1999              1998
-----------------------------------------------------------------
Year 1                             $ 101,228         $  61,405
Year 2                                13,000            18,738
Year 3                                22,000             8,000
Year 4                                17,000            12,000
Year 5                                16,000            15,000
Year 6 and thereafter                 47,125            45,125
-----------------------------------------------------------------
                                   $ 216,353         $ 160,268
=================================================================

   Some of the advances are subject to prepayment penalties according to the conditions of the credit policy of the Federal Home Loan Bank. Putable advances are fixed rate advances for a scheduled period of time after which the Federal Home Loan Bank may convert the advance to a variable rate. If converted, we may prepay the advance without penalty.

   At December 31, 1999, Ottawa had unused lines of credit with two major banks totaling $28.4 million.


--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  43

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

   The contract amounts of these financial instruments at year end are as follows:

                                                                                               1999              1998
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands

Financial instruments whose contract amount represents credit risk
   Commitments to make loans                                                              $  23,881         $  19,427
   Unused consumer lines of credit                                                           41,691            34,854
   Unused commercial lines of credit                                                         39,273            24,190
   Loans in process                                                                          38,483            44,797
   Letters of credit                                                                         22,138            10,340

   Since certain commitments to make loans and fund loans in process expire without being used, the above amounts do not necessarily represent future cash commitments. Commitment periods are generally for 30 to 120 days. Approximately 33% and 39% of commitments to make loans and to fund lines of credit and loans in process were made at fixed rates as of December 31, 1999 and 1998. Rate ranges for these fixed rate commitments were 7.13% to 10.50% and 6.20% to 10.00% as of December 31, 1999 and 1998. Lines of credit are generally issued at variable market rates. No losses are anticipated as a result of these transactions.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Ottawa has entered into employment agreements with two of its officers. Under the terms of these agreements, certain events leading to separation from Ottawa could result in cash payments aggregating approximately $1.8 million.

   A lawsuit against AmeriBank was filed in December 1998 alleging that we engaged in the unauthorized practice of law due to charging a fee for preparing loan documents. The complaint sought class action certification, restitution of all fees paid for the last six years, interest, attorney fees and other costs. The class action certification was obtained in March 1999. We filed a motion for summary disposition based upon our belief that the complaint was wholly without merit. In July 1999, the court granted our motion and the case was dismissed. After the case was dismissed, the plaintiff amended the complaint and alleged we violated certain banking regulations. In September 1999, the case was again dismissed from the state court system. After the case was dismissed for the second time, the attorney for the plaintiff filed a similar case on behalf of a new plaintiff in the federal court system, with a focus on the allegation that we violated certain banking regulations. In October 1999 we filed a motion for summary disposition within the federal courts. In December 1999 the case was dismissed from the federal courts. Subsequently, both cases have been appealed at both the federal and state courts. We continue to believe that these allegations are wholly without merit and intend to vigorously defend against these lawsuits.

   Ottawa and AmeriBank periodically become defendants in certain claims and legal actions arising in the ordinary course of business. Currently, there are no matters which are expected to have a material adverse effect on our consolidated financial position or results of operations.

--------------------------------------------------------------------------------
44  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL REQUIREMENTS

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

   The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If under- capitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                          Capital to Risk-Weighted Assets     Tier 1 Capital
                          Total                    Tier 1    to Average Assets
-------------------------------------------------------------------------------
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


   AmeriBank's actual capital levels (in millions) and minimum required levels at year end are as follows:

                                                                         Minimum Required       Minimum Required To Be
                                                                            For Capital      Well Capitalized Under Prompt
                                                     Actual              Adequacy Purposes   Corrective Action Regulations

                                                Amount     Ratio        Amount      Ratio         Amount       Ratio
---------------------------------------------------------------------------------------------------------------------------
1999

Total capital (to risk weighted assets)        $ 70.2       10.2%      $ 54.9        8.0%        $ 68.7        10.0%
Tier 1 capital (to risk weighted assets)         65.5       9.5          27.5       4.0            41.2        6.0
Tier 1 capital (to average total assets)         65.5       6.7          39.2       4.0            49.0        5.0

1998

Total capital (to risk weighted assets)        $ 62.3       10.3%      $ 48.6        8.0%        $ 60.7        10.0%
Tier 1 capital (to risk weighted assets)         58.5       9.6          24.3       4.0            36.4        6.0
Tier 1 capital (to average total assets)         58.5       6.3          37.0       4.0            46.2        5.0


   AmeriBank was categorized as well capitalized at year end 1999 and 1998.

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  45

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   During 1999 and 1998, AmeriBank made capital distributions to Ottawa in the amount of $6,000,000 and $12,500,000, respectively. These distributions were made primarily to allow Ottawa to pay dividends and fund the stock repurchase transactions discussed in Note 12. The distributions were within regulatory guidelines.

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

Note 12 - Stock Repurchase Programs

During 1999,  1998 and 1997,  Ottawa  repurchased  241,985,  606,645 and 528,740 shares of its common stock at an average price of $21.26, $22.48 and $16.70

   Repurchased  shares are  treated as  treasury  shares and are  available  for
general  corporate  purposes,   including  issuance  in  connection  with  stock
dividends, stock based compensation and warrant plans.

   All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on June 30, 1999, August 31, 1998 and September 30, 1997.

NOTE 13 - STOCK WARRANT PLAN

In connection with the acquisition of AmeriBank Federal Savings Bank on February 13, 1996, Ottawa issued 566,546 warrants to the former AmeriBank Federal Savings Bank shareholders. All warrants were exercisable immediately upon issue and expired on February 16, 1999.

   On December 24, 1998, Ottawa offered to exchange, for each outstanding warrant, at the holder's option, either .44 shares of the Corporation's common stock or $10.03 in cash. As of January 26, 1999, the expiration date of the exchange offer, Ottawa accepted tenders for approximately 86% of its warrants. In connection with this exchange, Ottawa issued 180,600 shares of its common stock and paid $90,130 in cash. The remaining 14% of the warrants were exercised by the date of the warrant plan expiration, resulting in additional capital of $1.1 million.

--------------------------------------------------------------------------------
46  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - STOCK-BASED COMPENSATION PLANS

Ottawa maintains an Employee Stock Ownership Plan for the benefit of substantially all employees. During 1994, this plan borrowed $4,222,050 from Ottawa and used those funds to acquire 561,532 shares of the Corporation's stock at $7.52 per share. Participants become fully vested in allocated shares after five years of credited service and may receive their distribution in the form of cash or stock.

   Shares issued to the employee stock ownership plan are allocated to participants based on principal and interest payments made on the loan. The loan is secured by shares purchased with the loan proceeds and will be repaid by the plan with funds from Ottawa's discretionary contributions to the plan and earnings on the plan's assets. Principal payments are scheduled to occur in even quarterly amounts over a ten-year period. However, in the event contributions exceed the minimum debt service requirements, additional principal payments will be made. For purposes of the following disclosure, all share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on June 30, 1999, August 31, 1998 and September 30, 1997. During 1999, 1998 and 1997, 56,463, 59,611, and 62,760 shares of stock with a fair value of $20.49, $22.58 and $18.12 per share were committed to be released, resulting in employee stock ownership plan compensation expense of $1,157,000, $1,346,000 and $1,137,000, respectively.

Shares held by the plan at year end are as follows:

                                           1999           1998            1997
-------------------------------------------------------------------------------
Dollars in thousands
Allocated shares                        367,132        310,670         251,059
Unallocated shares                      194,400        250,862         310,473
-------------------------------------------------------------------------------
   Total ESOP shares                    561,532        561,532         561,532
===============================================================================
Fair value of unallocated shares      $   3,524      $   4,850       $   8,731
===============================================================================

   Ottawa maintains a management recognition plan, with 299,243 shares authorized. This is a restricted stock award plan in which stock awards vest in five equal annual installments, subject to the continuous employment of the recipients. Compensation expense is based upon the market price of Ottawa's stock at the date of grant, and is recognized on a prorata basis over the vesting period of the awards. Compensation expense for this plan was $497,000, $509,000 and $572,000 for 1999, 1998 and 1997. The unamortized unearned compensation value of the management recognition plan is shown as a reduction to shareholders' equity in the consolidated balance sheets.

   Ottawa also maintains a stock option and incentive plan, with 1,427,518 shares authorized. Stock options vest in five equal annual installments and expire 10 years from the date of grant. No compensation expense is being recognized for options that have an exercise price equal to the market price of the Corporation's stock at the date of grant.

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

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  47

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                          1999             1998              1997
--------------------------------------------------------------------------------------------------
Dollars in thousands, except per share data

Net income as reported                               $   9,508        $   8,668         $   7,527
Pro forma net income                                     8,948            8,218             7,150
--------------------------------------------------------------------------------------------------
Basic earnings per common share as reported               1.60             1.45              1.21
Pro forma basic earnings per common share                 1.50             1.37              1.15
--------------------------------------------------------------------------------------------------
Diluted earnings per common share as reported             1.51             1.31              1.11
Pro forma diluted earnings per common share               1.43             1.25              1.06
--------------------------------------------------------------------------------------------------

   The fair values of stock options were estimated using option pricing models with the following weighted-average assumptions as of grant date.


                                         1999          1998          1997
--------------------------------------------------------------------------
Risk-free interest rate                   5.89%         4.77%         6.27%
Expected life                         10 Years      10 Years      10 Years
Expected volatility of stock price        6.14%         6.45%         6.00%
Expected dividends                        2.22%         1.91%         1.97%

   Information regarding activity in the stock option plan is as follows:

                                         Number        Weighted-Average                Range of        Weighted-Average
                                     of Options          Exercise Price          Exercise Price    Fair Value of Grants
------------------------------------------------------------------------------------------------------------------------
OUTSTANDING, END OF 1996                771,229                 $ 10.14         $ 3.61- $ 12.31
   Granted                               99,928                   16.97                                          $ 4.96
   Exercised                            (29,079)                   8.87
   Forfeited                            (30,434)                  10.23
------------------------------------------------------------------------------------------------------------------------
OUTSTANDING, END OF 1997                811,644                 $ 10.97         $ 3.61- $ 24.07
   Granted                              141,824                   23.04                                          $ 4.52
   Exercised                            (62,425)                   7.88
   Forfeited                            (61,442)                  22.43
------------------------------------------------------------------------------------------------------------------------
OUTSTANDING, END OF 1998                829,601                 $ 12.42         $ 5.92- $ 27.58
   Granted                               56,430                   20.43                                          $ 5.09
   Exercised                            (87,028)                  10.21
   Forfeited                             (4,825)                  15.70
------------------------------------------------------------------------------------------------------------------------
OUTSTANDING, END OF 1999                794,178                 $ 13.21         $ 5.92- $ 27.58
========================================================================================================================

   Stock options exercisable at year-end are as follows:

                                           Number  Weighted-Average
                                       of Options    Exercise Price
--------------------------------------------------------------------
1997                                      267,760            $ 9.51
1998                                      362,220             10.62
1999                                      415,075             11.32

   At year-end 1999, the weighted average remaining life of options outstanding was 6.58 years.

   All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on June 30, 1999, August 31, 1998 and September 30, 1997.

--------------------------------------------------------------------------------
48  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - PENSION PLANS

Ottawa sponsors a noncontributory defined benefit pension plan. On January 1, 1998 two separate plans were merged into one. The separate plans were from each of the two Banks that merged in early 1996. Both plans were curtailed prior to the merger.

   The following sets forth the funded status and amounts recognized in the consolidated financial statements at year end for the plan. The 1997 information shown below reflects combined information for the two separate plans.

                                                       1999              1998
------------------------------------------------------------------------------
Dollars in thousands

Change in benefit obligation:
   Beginning benefit obligation                   $   3,592         $   3,947
   Interest cost                                        246               288
   Actuarial gain                                        20               263
   Benefits paid                                       (393)             (906)
------------------------------------------------------------------------------
   Ending benefit obligation                          3,465             3,592

Change in plan assets, at fair value:
   Beginning plan assets                              6,167             5,923
   Actual return                                        527             1,203
   Benefits paid                                       (454)             (959)
------------------------------------------------------------------------------
   Ending plan assets                                 6,240             6,167
------------------------------------------------------------------------------
Funded Status                                         2,775             2,575
Unrecognized net (gain) loss                           (590)             (678)
------------------------------------------------------------------------------
   Prepaid pension asset                          $   2,185         $   1,897
------------------------------------------------------------------------------

                                                                         1999           1998            1997
-------------------------------------------------------------------------------------------------------------
Dollars in thousands

Net pension cost included in operations, including the effects of curtailment, consisted of the following components
   Interest cost on projected benefit obligation                    $     246      $     288       $     280
   Actual return on plan assets                                         (527)         (1,203)           (878)
   Net amortization and deferral                                          (7)            589             466
-------------------------------------------------------------------------------------------------------------
   Net pension income                                               $   (288)      $    (326)      $    (132)
=============================================================================================================

   The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.00% for all years presented. The expected long-term rate of return on assets was 8.00% for all years presented. As a result of the plan curtailments, all accumulated benefits under the plans are vested and no further benefits arising from service to Ottawa will accrue.

   The plan assets are invested in U.S. Government and corporate bonds and listed stocks.

   Ottawa maintains a 401(k) plan covering substantially all employees. Employees who are 21 years and older and who have completed one year of service are eligible. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to a statutory maximum amount. Ottawa does not make matching contributions to this plan.

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  49

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - FEDERAL INCOME TAXES

The provision for federal income taxes consists of the following:

                                          1999            1998            1997
-------------------------------------------------------------------------------
Dollars in thousands

Current tax expense                  $   5,078       $   4,858       $   3,961
Deferred tax expense (benefit)              60             155             312
-------------------------------------------------------------------------------
                                     $   5,138       $   5,013       $   4,273
===============================================================================

   The provision for federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                         1999             1998              1997
-------------------------------------------------------------------------------------------------
Statutory rate                                             35%              35%               34%
-------------------------------------------------------------------------------------------------
Tax expense at statutory rate                       $   5,126        $   4,789         $   4,012
Low-income housing credit                                (350)            (327)             (239)
ESOP                                                      256              314               227
Tax-exempt interest                                       (24)             (45)              (84)
Goodwill amortization                                     329              329               319
Change in deferred tax asset valuation allowance          (14)             (46)              (60)
Other                                                    (185)              (1)               98
-------------------------------------------------------------------------------------------------
                                                    $   5,138        $   5,013         $   4,273
=================================================================================================







--------------------------------------------------------------------------------
50  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at year end are as follows:

                                                                1999              1998
---------------------------------------------------------------------------------------
Dollars in thousands

Deferred tax assets
   Deferred loan fees                                      $     209         $     192
   Management recognition plan restricted stock                   98                96
   ESOP                                                           52                52
   Capital loss carryforward                                      66                80
   Accrued expenses                                               --               138
   Allowance for loan losses                                     922               428
   Nonaccrual loan interest                                       56                73
   Unrealized loss on available-for-sale securities              454                --
   Other                                                          53               118
---------------------------------------------------------------------------------------
                                                               1,910             1,177
Deferred tax liabilities
   Depreciation                                                 (561)             (590)
   Pension                                                      (576)             (405)
   Purchase accounting adjustment                               (918)             (870)
   FHLB stock dividends                                          (70)              (70)
   Mortgage servicing rights                                    (790)             (619)
   Unrealized gain on available-for-sale securities               --               (10)
   Other                                                         (80)              (87)
---------------------------------------------------------------------------------------
                                                               (2995)           (2,651)
Valuation allowance for deferred tax assets                      (66)              (80)
---------------------------------------------------------------------------------------
   Net deferred tax liability                              $  (1,151)        $  (1,554)
=======================================================================================

   A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits relating to such assets will not be realized. Management established a valuation allowance for the benefits associated with the losses on mutual fund securities at December 31, 1996, since such losses were capital in nature and could only be realized through offsetting capital gains. Sources of capital gains were not available at either December 31, 1999 or 1998.

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

   An income tax benefit of $198,000 and $186,000 attributable to deductions related to the exercise of nonqualified stock options and the vesting of management recognition plan shares were allocated directly to shareholders' equity in 1999 and 1998.

   Under the Internal Revenue Code, the Bank may, for tax purposes, deduct a provision for bad debts in excess of such provisions recorded in the financial statements. Retained earnings at December 31, 1999 includes approximately $8.8 million, consisting of bad debt deductions accumulated prior ro 1988, on which no provision for federal income taxes has been made. The resulting amount of unrecognized deferred tax liability was approximately $3.0 million.

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  51

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

                                                                                     1999             1998              1997
-----------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except share and per share data

BASIC
Net Income available to common shareholders                                    $    9,508       $    8,668        $    7,527
=============================================================================================================================
Weighted average common shares outstanding                                      5,961,287        5,980,195         6,231,985
=============================================================================================================================
Basic earnings per common share                                                   $  1.60           $ 1.45           $  1.21
=============================================================================================================================
DILUTED
Net Income available to common shareholders                                    $    9,508       $    8,668        $    7,527
=============================================================================================================================
Weighted average common shares outstanding                                      5,961,287        5,980,195         6,231,985
Add: Dilutive effects of assumed exercises of stock options and warrants          333,757          650,439           554,978
-----------------------------------------------------------------------------------------------------------------------------
Weighted average common and dilutive potential common shares outstanding        6,295,044        6,630,634         6,786,963
=============================================================================================================================
Diluted earnings per common share                                                 $  1.51           $ 1.31           $  1.11
=============================================================================================================================

   All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on June 30, 1999, August 31, 1998 and September 30, 1997.

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS

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

   The estimated fair values of Ottawa's financial instruments at year end are as follows:

                                                                              1999                               1998
                                                       Carrying Value    Fair Value       Carrying Value    Fair Value
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands
FINANCIAL ASSETS
Cash and cash equivalents                              $  26,489         $  26,489        $  42,225         $  42,225
Securities available for sale                             81,056            81,056           71,646            71,646
Federal Home Loan Bank stock                              11,782            11,782           11,782            11,782
Loans held for sale                                           --                --            3,375             3,375
Loans, net                                               856,759           845,444          769,770           774,621
FINANCIAL LIABILITIES
Deposits                                                 711,954           711,141          693,632           696,215
Federal Home Loan Bank advances                          216,353           213,180          160,268           162,056
======================================================================================================================

--------------------------------------------------------------------------------
52  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Ottawa Financial Corporation at year end is as follows:


CONDENSED BALANCE SHEETS

December 31,                                                                                   1999              1998
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands

ASSETS
Cash and due from financial institutions                                                  $     152         $     278
Loans receivable from Employee Stock Ownership Plan                                           1,689             2,111
Investment in subsidiary bank                                                                76,257            71,185
Other assets                                                                                     10                95
----------------------------------------------------------------------------------------------------------------------
   Total assets                                                                           $  78,108         $  73,669
======================================================================================================================
LIABILITIES                                                                               $     276         $     262
SHAREHOLDERS' EQUITY                                                                         77,832            73,407
----------------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                                             $  78,108         $  73,669
----------------------------------------------------------------------------------------------------------------------

CONDENSED STATEMENTS OF INCOME

for the years ended December 31:                                              1999             1998              1997
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Interest and dividend income
   Securities                                                                                               $     175
   Loan to Employee Stock Ownership Plan                                 $     147        $     178               210
   Dividends from subsidiary bank                                            6,000           12,500             4,000
----------------------------------------------------------------------------------------------------------------------
                                                                             6,147           12,678             4,385
Net gain on sale of securities                                                                                    151
Operating expenses                                                             875              867               769
----------------------------------------------------------------------------------------------------------------------
Income before federal income taxes and equity in undistributed
   (excess distributed) earnings of subsidiary bank                          5,272           11,811             3,767
Federal income tax expense (benefit)                                         (251)             (232)              (88)
----------------------------------------------------------------------------------------------------------------------
Income before equity in undistributed (excess distributed)
   earnings of subsidiary bank                                               5,523           12,043             3,855
Equity in undistributed (excess distributed) earnings of subsidiary bank     3,985           (3,375)            3,672
----------------------------------------------------------------------------------------------------------------------
   Net income                                                            $   9,508        $   8,668         $   7,527
======================================================================================================================

--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  53

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONDENSED STATEMENTS OF CASH FLOWS

for the years ended December 31:                                              1999             1998              1997
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands

Cash flows from operating activities
Net income                                                               $   9,508        $   8,668         $   7,527
Adjustments to reconcile net income to cash provided by operations
   Equity in income of subsidiary bank                                     (9,985)           (9,125)           (7,672)
   Net accretion of securities discounts                                                                          (12)
   Net gain on sale of securities                                                                                (151)
Change in
   Interest receivable                                                                                             75
   Other assets                                                                 85               81               (86)
   Other liabilities                                                            14               63                68
----------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                 (378)             (313)             (251)

Cash flows from investing activities
Activity in available-for-sale securities:
   Maturities, prepayments and calls                                                                              307
   Sales                                                                                                        5,884
Principal reduction of ESOP note receivable                                    422              422               422
Contribution to subsidiary bank                                              (113)             (111)             (112)
Cash dividends received from subsidiary bank                                 6,000           12,500             4,000
----------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                     6,309           12,811            10,501

CASH FLOWS FROM FINANCING ACTIVITIES
   Purchase of treasury shares                                             (5,145)          (13,640)           (8,833)
   Proceeds from exercise of stock options                                     791              492               258
   Proceeds from exercise of stock warrants                                  1,078            1,635               502
   Cash paid for exchange of warrants                                         (92)
   Cash dividends paid                                                     (2,689)           (2,113)           (1,858)
----------------------------------------------------------------------------------------------------------------------
   Net cash from financing activities                                      (6,057)          (13,626)           (9,931)
----------------------------------------------------------------------------------------------------------------------
Net change in cash                                                           (126)           (1,128)              319
Cash at beginning of period                                                    278            1,406             1,087
----------------------------------------------------------------------------------------------------------------------
Cash at end of period                                                    $     152        $     278         $   1,406
======================================================================================================================

--------------------------------------------------------------------------------
54  OTTAWA FINANCIAL CORPORATION

--------------------------------------------------------------------------------
QUARTERLY FINANCIAL INCORMATION unaudited


The following is a summary of selected unaudited quarterly results of operations for the years ended December 31, 1999 and 1998. In our opinion, all adjustments necessary for a fair presentation of such financial data have been included. All such adjustments are of a normal recurring nature.


Quarter Ended                                          March 31            June 30        September 30      December 31
----------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data(1)

1999
Net interest income                                    $  7,084          $  7,546         $   7,831         $  7,635
Provision for loan losses                                   270               285               300              315
Noninterest income                                        1,825             1,645             1,559            1,654
Noninterest expense                                       5,290             5,385             5,233            5,055
Income before income taxes                                3,349             3,521             3,857            3,919
Net income                                                2,113             2,262             2,485            2,648

Basic earnings per common share                             .35               .38               .41              .45
Diluted earnings per common share                           .34               .36               .39              .43

1998
Net interest income                                   $   6,680         $   7,000        $    7,110          $ 7,102
Provision for loan losses                                   210               225               240              255
Noninterest income                                        1,607             1,939             1,995            2,270
Noninterest expense                                       5,143             5,200             5,352            5,397
Income before income taxes                                2,934             3,514             3,513            3,720
Net income                                                1,831             2,227             2,205            2,405

Basic earnings per common share                             .29               .36               .37              .42
Diluted earnings per common share                           .26               .33               .34              .38


(1) All per share information has been retroactively adjusted to reflect the 10% stock dividends paid on June 30, 1999 and August 31, 1998.


--------------------------------------------------------------------------------
                                                          1999 ANNUAL REPORT  55

--------------------------------------------------------------------------------
SHAREHOLDER INFORMATION


MARKET

Ottawa Financial Corporation's common stock is traded on the Nasdaq National Market under the symbol "OFCP." The high and low sales prices for the common stock as reported on the Nasdaq as well as dividends declared per share, adjusted for the 10% stock dividends paid on June 30, 1999 and August 31, 1998, were as follows.

Quarter Ended                  High              Low         Dividends
-----------------------------------------------------------------------
March 31, 1998            $  28.306        $  22.934            $  .08
June 30, 1998                24.793           23.554               .08
September 30, 1998           23.967           19.546               .09
December 31, 1998            21.818           16.818               .10
March 31, 1999               22.045           18.750               .10
June 30, 1999                22.125           18.409               .11
September 30, 1999           23.500           19.875               .12
December 31, 1999            20.875           17.375               .12


The information set forth in the table above was provided by The Nasdaq Stock Market.

   The Board of Directors intends to continue the payment of quarterly cash dividends, dependent upon the results of operations and financial condition of Ottawa and other factors. Restrictions on dividend payments are described in
Note 11 of the Notes to Consolidated Financial Statements.

   As of March 14, 2000, Ottawa had approximately 2,089 shareholders of record and 6,076,389 shares outstanding of common stock.

ANNUAL REPORT ON FORM 10-K

A copy of Ottawa Financial Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Jon W. Swets, Chief Financial Officer, Ottawa Financial Corporation, 190 Monroe Avenue, NW, Grand Rapids, MI 49503 or by calling (616) 224-2841.


Corporate Headquarters                    Independent Auditor                       General Counsel
245 Central Avenue                        Crowe, Chizek and Company LLP             Cunningham Dalman, PC
Holland, MI 49423-3298                    Grand Rapids, MI                          Holland, MI

                                          Registrar/Transfer Agent                  Special Counsel
                                          Registrar and Transfer Company            Silver, Freedman & Taff, LLP
                                          Cranford, NJ                              Washington, DC


--------------------------------------------------------------------------------
56  OTTAWA FINANCIAL CORPORATION

[INSIDE BACK COVER]

OTTAWA FINANCIAL CORPORATION OFFICERS                  BRANCH OFFICE AND ATM LOCATIONS

Gordon H. Cunningham                                   Holland/Zeeland                              Grand Rapids
Chairman of the Board, Attorney
                                                       Downtown Holland                             Downtown Grand Rapids
Douglas J. Iverson                                     245 Central Avenue                           190 Monroe Avenue, NW
Vice Chairman and CEO                                  616-393-7141                                 616-559-1712

Ronald L. Haan                                         Beechwood (ATM)                              Alpine (ATM)
President, COO and Secretary                           180 Douglas Avenue                           3320 Alpine Avenue, NW
                                                       616-393-7180                                 616-785-1000
Jon W. Swets
Chief Financial Officer and                            Downtown Holland Drive-In (ATM)              Breton (ATM)
Assistant Secretary                                    10 East 9th Street                           2609 Breton Avenue, SE
                                                       616-393-7104                                 616-956-7110

OTTAWA FINANCIAL CORPORATION                           Downtown Zeeland                             Byron Center (ATM)
BOARD OF DIRECTORS                                     146 East Main Street                         2384 84th Street, SW
                                                       616-772-2191                                 616-878-1573
Gordon H. Cunningham
Chairman of the Board                                  Hamilton (ATM)                               Cascade (ATM)
Attorney & Partner                                     4672 Pine Street                             6750 Cascade Road, SE
Cunningham Dalman, P.C.                                616-751-5101                                 616-949-5515

Douglas J. Iverson                                     Hudsonville (ATM)                            Cutlerville (ATM)
Vice Chairman and CEO                                  2855 Port Sheldon Street, SW                 675 68th Street, SW
AmeriBank                                              616-669-4400                                 616-827-1400

Ronald L. Haan                                         South Washington (ATM)                       Grandville (ATM)
President, COO and Secretary                           1000 South Washington Avenue                 4495 Wilson Avenue, SW
AmeriBank                                              616-393-7065                                 616-531-0700

Ronald J. Bieke                                        West Ottawa (ATM)                            Jenison (ATM)
President                                              392 136th Street                             600 Baldwin Drive, SW
Arcadia BIDCO Corporation                              616-393-7103                                 616-457-3350

B. Patrick Donnelly, III                               Zeeland West (ATM)                           Kentwood (ATM)
President                                              523 West Main Street                         5300 Kalamazoo Avenue, SE
Productive Solutions, LLC                              616-772-4800                                 616-281-5200

Gordon L. Grevengoed                                   ATM ONLY LOCATIONS                           Rockford (ATM)
Retired Vice Chairman of the Board                                                                  155 Marcell Drive, NE
and CEO                                                Westshore Mall                               616-433-4204
AmeriBank                                              12231 James Street, Holland
                                                                                                    Muskegon/North Lakeshore
G. W. Haworth                                          Hope College
(director emeritus)                                    DeWitt Center, Holland                       Downtown Muskegon
Founding Chairman                                                                                   880 First Street
Haworth, Inc.                                          Haworth Inc.                                 616-726-4461
                                                       Member Center, Holland
Robert D. Kolk                                                                                      Fremont (ATM)
President                                              24 hour AmeriCall banking                    211 W. Main Street
Mechanical Transplanter Co.                                                                         616-924-5600
                                                       877-515-bank (2265)
Brian Koop                                                                                          Grand Haven (ATM)
Vice President and Senior Executive                                                                 1600 S. Beacon Boulevard
JCI Institute                                                                                       616-846-1350

Leon E. Koops                                                                                       Hart (ATM)
President                                                                                           424 State Street
Hamilton Distributing Company                                                                       616-873-5607

Richard T. Walsh                                                                                    North Muskegon (ATM)
Chairman                                                                                            621 Dykstra Road
Pioneer Industries, Inc.                                                                            616-744-4731

                                                                                                    Roosevelt Park (ATM)
                                                                                                    3145 Henry Street
                                                                                                    616-759-3000

                                                                                                    Terrace Street Drive-In (ATM)
                                                                                                    877 Terrace Street
                                                                                                    616-722-1371

                                                                                                    Whitehall (ATM)
                                                                                                    211 South Mears Avenue
                                                                                                    616-894-5635



[Back Cover]

Ottawa Financial Corporation
245 Central Avenue
Holland, Michigan 49423
www.AmeriBank.net